This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on August 23, 2019 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Prestige Wealth Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	8900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong
+852 2122 8588

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
(917) 512-0827

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10018 (212) 530-2206	Richard I. Anslow, Esq. Jonathan Deblinger, Esq. Wei Wang, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(2)
Ordinary shares, par value $0.001 per share (3)	—	—	$	[●]	$	[●]
Underwriters’ warrants(4)	—	—		—		—
Ordinary shares underlying underwriters’ warrants	—	—		—		—
Total	—	—	$	[●]	$	[●]

(1)	There is no current market for the securities being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”). Includes the offering price attributable to [●] additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(a) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.
(3)	Pursuant to Rule 416 under the Securities Act, we are also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(4)	We have agreed to issue, on the closing date of this offering, warrants, or the underwriters’ warrants, to Axiom Capital Management, Inc. and The Benchmark Company, LLC, the representative of the underwriters, in an amount equal to 5% of the aggregate number of ordinary shares sold by us in this offering. The exercise price of the underwriters’ warrants is $[●] and equal to 125% of the price of our ordinary shares offered hereby. The underwriters’ warrants are exercisable for a period of three years beginning after six months following the closing of our initial public offering and may be exercised on a cashless basis.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED [  ], 2019

[●] Ordinary Shares

Prestige Wealth Inc.

We are offering [●] ordinary shares, $0.001 par value per share (“Ordinary Shares”). This is the initial public offering of our Ordinary Shares. Prior to this offering, there has been no public market for Ordinary Shares.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “PWM.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Following the completion of this offering, we will be a “controlled company” as defined under the NASDAQ Stock Market Rules because Mr. Chi Tak Sze, our founder and controlling shareholder, beneficially owns an aggregate of approximately [●]% of our outstanding Ordinary Shares through Prestige Financial Holdings Group Limited, a company he is a 100% shareholder of, representing a majority of our total voting power.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary— Implications of Our Being an ‘Emerging Growth Company’” on pages 8 and 5, respectively.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 of this prospectus to read about factors you should consider before buying our Ordinary Shares.

		Per Share		Total
Initial public offering price	$		$
Underwriting discounts (1)	$		$
Proceeds, before expenses, to us	$		$

(1)

Represents underwriting discounts of 6.75% of the public offering price per Ordinary Share for investors introduced by Axiom Capital Management, Inc. and The Benchmark Company, LLC, the representatives of the underwriters, and 5% for investors introduced by us.

We have also agreed to issue, on the closing date of this offering, underwriters’ warrants to the representatives of the underwriters in an amount equal to 5% of the aggregate number of Ordinary Shares sold by us in this offering. The exercise price of the underwriters’ warrants is $[●] and equal to 125% of the price of our Ordinary Shares offered hereby. The underwriters’ warrants are exercisable for a period of three years beginning after six months following the closing of our initial public offering and may be exercised on a cashless basis. For a description of other terms of the underwriters’ warrants and a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 97.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[●], exclusive of the above commissions. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts payable will be between $[●] and $[●] based on an offering price between $[●] and $[●] per ordinary share, and the total gross proceeds to us, before commissions and expenses, will be between $[●] and $[●]. If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting”, on or about [●], 2019.

Prospectus dated [●], 2019

The Benchmark Company	Axiom Capital Management, Inc.

Joint Book Running Managers

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover page of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including, [●] 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“high net worth individuals” are to people who own individual investable assets including financial assets and investment property with total value over $1.5 million.

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

●	“PAI” are to our wholly-owned subsidiary, Prestige Asset International Inc. (盛德資產國際有限公司), a company incorporated in the British Virgin Islands;

●	“PAM” are to our wholly-owned subsidiary, Prestige Asset Management Limited (盛德資產管理有限公司), a Hong Kong corporation;

●	“PGAM” are to our wholly-owned subsidiary, Prestige Global Asset Management Limited, a company incorporated in the Cayman Islands;

●	“PPWM” are to our wholly-owned subsidiary, Prestige Private Wealth Management Limited (盛德家族財富管理有限公司), a company incorporated in the British Virgin Islands;

●	“PWM” are to our wholly-owned subsidiary, Prestige Wealth Management Limited (盛德財富管理有限公司), a Hong Kong corporation;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Prestige Wealth Inc., par value $0.001 per share;

●	“ultra-high net worth individuals” are to people who own individual investable assets including financial assets and investment property with total value over $4.5 million, and

●	“we”, “us” or the “Company” are to Prestige Wealth Inc., and its subsidiaries.

Our business is conducted in Hong Kong through our two British Virgin Islands subsidiaries, PAI and PPWM, primarily using Hong Kong dollars, the currency of Hong Kong. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of Hong Kong dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in U.S. dollars) and the value of our assets, including accounts receivable (expressed in U.S. dollars).

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy our Ordinary Shares. This prospectus contains certain estimates and information from an industry report commissioned by us and prepared by Frost & Sullivan Inc. (“Frost & Sullivan” and the report, the “Sullivan Report”), an independent market research firm, regarding our industries and our market positions in Hong Kong and the PRC. This prospectus also contains information and statistics relating to China’s economy and the industries in which we operate which are derived from various publications issued by market research companies and the PRC governmental entities, and have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Overview

We are a growing wealth management and asset management service provider based in Hong Kong. We assist our clients in identifying well matched global wealth management products and asset management products. Our clients are primarily high net worth or ultra-high net worth individuals in Asia. The term “high net worth individuals” refers to people who own individual investable assets including financial assets and investment property with total value of over $1.5 million. The term “ultra-high net worth individuals” refers to people who own individual investable assets including financial assets and investment property with total value of over $4.5 million.

For our wealth management operation, we screen product brokers based upon the breadth of their products and their access to rare products, their professional expertise in advisory and product portfolio structuring and their reputation.

For our asset management operation, we screen, select and make available high quality asset management products and services to our clients, and provide our clients with access to asset management products and services that our clients may otherwise not have access to as individual investors. These service capabilities enable us to offer long term, customized, value-added and integrated services to our clients through client support during the purchase phase of the wealth management product, as well as, when applicable, during the active term of the product, client maintenance and continuously discovering the evolving needs of our clients. In late 2018, we started providing asset management related advisory services to certain investment company clients. We believe that our wealth management services and asset management and related advisory services cater to different objectives of our clients. We believe our clients allocate their funds according to their objectives through asset investment or wealth management products such as insurance, and thus our two operations do not compete with each other.

Our Wealth Management Services

Our clients’ sizeable amount of investable assets, on average above $5 million each, makes us an attractive and reliable source of funds to wealth management product brokers such as insurance brokers. We strive to better meet our clients’ specific and individualized needs by providing our clients with access to diversified product portfolios. Accordingly, we work with qualified product brokers who have access to a wide range of products from a selection of product providers and are capable of providing high quality diversification allocation for our clients.

Since the launch of our wealth management services in 2017, we have worked closely with product brokers (primarily insurance brokers), who distribute a variety of wealth management products, such as insurance policies. With our assistance, these product brokers are able to customize wealth management investment portfolios to meet the investment and wealth management needs of our clients. Specifically, we provide client support services during the origination of the insurance policy products when the clients subscribe to the policies, in addition to client maintenance services surrounding the renewals that occur annually on the policy anniversary dates of each policy, until the expiration of the policy’s premium payment term. While we currently work with insurance brokers who source and customize portfolios of insurance products for our clients, we intend to diversify the types of product brokers we work with in the near future so that our clients may have access to other types of wealth management products. We currently only work with insurance brokers licensed in Hong Kong. For the fiscal year ended September 30, 2018, we generated approximately 95% of our total revenues through our wealth management services, and through the brokers we introduced, our clients have purchased insurance products with premiums for such products averaging more than HK$18 million (approximately $2.34 million) per client. For the six months ended March 31, 2018 and 2019, we generated $2,765,777 and $168,885, or approximately 97% and 21% of our total revenues through our wealth management services, respectively. In the six months ended March 31, 2018 and 2019, through the brokers we introduced, our clients have purchased insurance products with premiums for such products amounting to more than HK$24 million (approximately $3.2 million) and HK$1.2 million (approximately $149,000) per client, respectively. Notwithstanding the decrease in revenue for the six months ended March 31, 2019, we anticipate that our revenues from wealth management services in the form of referral fees, will continue to be a significant part of our revenues for the fiscal year ending September 30, 2019 as a number of the insurance policies our clients have purchased in the first half of fiscal year 2019 and since April 1, 2019 are anticipated to be approved by the applicable insurance companies with the applicable free-look periods completed in the second half of the fiscal year 2019, at which time our revenues can be recognized. For further details, please see “Management’s Discussion and Analysis— Overview – Recent Developments.”

We started generating revenues from our wealth management services in the fiscal year ended September 30, 2018, in the form of referral fees paid to us directly by insurance brokers. The referral fees paid by such insurance brokers are calculated based on the value of insurance policies that our clients purchase from such brokers. In the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, 95% and 21% of our total revenue, respectively, are in the form of referral fees. For the same periods, approximately 98% and 92% of our wealth management services revenue, respectively, were referral fees paid to us by insurance brokers in connection with purchases of saving plans by our clients.

A savings plan is an endowment insurance plan, under the life insurance category, typically long term, geared towards wealth accumulation and life protection, designed to ensure a stable income to help subscribers satisfy their needs at different stages of their lives. Savings plans and annuities are long term investment tools sharing the same basic investment principle, but presenting some differences, more particularly regarding payout. For additional information on the material differences between savings plans and annuities, please see “Business—Our Services—Wealth Management Services—Our Wealth Management Revenue Generation.” A savings plan has a cash value account that typically includes guaranteed cash value and non-guaranteed bonus with premium payment terms ranging from 5 to 20 years or more. The cash value is equal to the surrender value of a savings plan policy. The surrender value is the amount of money an insurance company will pay the policy holder if the contract is voluntarily terminated before its maturity date; the surrender value of a given policy is based on the accumulated value to date minus surrender fees as specified in the policy contract and is calculated based upon a minimum guaranteed compound interest rate and the cost of the actual insurance policy. The minimum guaranteed compound interest rate is on average approximately 1% per annum for the coverage term of the policies our clients purchased, which for the savings plan, is typically the lifetime of the policy holder. For additional information on the actual cost of a savings plan, please see “Business—Our Services—Wealth Management Services—Our Wealth Management Revenue Generation.” Subscribers may also be eligible to non-guaranteed bonus not less than once a year which may generate long-term capital growth for much longer periods of time than the premium payment term. The non-guaranteed bonus is based on a number of factors, including but not limited to, the policy’s relevant costs, investment returns and market volatility. See “Business—Our Services—Wealth Management Services—Our Wealth Management Revenue Generation” for more information.

From the launch of our wealth management services to March 31, 2019, our clients have purchased insurance products, through insurance brokers we referred to them, an aggregate of 21 savings plans, of which nine have a 5-year premium paying term, 11 have a 10-year term and one has a 20-year term. Our clients select policies based upon their investment needs, market conditions and the terms of the savings plan, after consulting exclusively with the product brokers. Our clients, for the fiscal year ended September 30, 2018 and six months ended March 31, 2019, have primarily selected 5-year and 10-year premium paying term savings plans.

We are entitled to referral fees first for services related to policy originations, and then for services related to policy renewals that typically occur on an annual basis following the policy originations until the end of the premium payment terms of the policies, in each case based upon the total policy premiums and the referral fee rates of insurance products. No referral fees are received by us between origination and the first renewal following origination, which typically is the first anniversary date following policy origination, or between each annual renewal that follows during the premium payment term of a policy.

From the launch of our wealth management services to March 31, 2019, 25 clients introduced by us purchased 32 insurance policies in total from the network of brokers we work with. Among those clients, 17 clients have purchased 21 savings plan insurance policies from brokers we work with, and among those 17 clients, four clients having purchased multiple savings plans. When existing clients purchase multiple insurance policies, we would be entitled to additional referral fees. Six clients out of the total 25 clients have purchased multiple insurance policies from brokers we work with, not limited to savings plans. While we believe existing clients will continue to return to us to connect to brokers we work with for additional insurance policies, we cannot be certain they will do so. A majority of our revenues currently come from referrals of new clients from existing clients. During the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, approximately 70% and 83% of the new clients, respectively, were referred to us by existing clients, and these newly referred clients contributed approximately 68% and 46% of our wealth management revenues for such periods, respectively.

We deliver to our clients a continuum of value-added services before, during and after our clients’ initial purchase of wealth management products, such as handling the administrative support for our clients for each renewal of insurance policies during the standard length of time the insurance policies are in effect. Some value-added services are complimentary which include personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high end medical and education resources. We do not charge our clients any fees for these value-added services.

The following is an illustration of our wealth management services which connect our clients to other market participants such as insurance brokers. The insurance brokers we work with distribute insurance products and policies. Insurance providers, such as insurance companies, may work with either their own insurance agents, or insurance brokers who source from a larger number of product providers, or both.

Our Asset Management Services

Asset management is the second aspect of our operation carried out through our wholly owned subsidiary, Prestige Asset International Inc. (“PAI”) and its subsidiaries, Prestige Asset Management Limited (“PAM”) and Prestige Global Asset Management Limited (“PGAM”). PAM is a Securities and Futures Commission types 4 and 9 licensed corporation in Hong Kong, while PGAM is incorporated in the Cayman Islands and has been registered as an “Excluded Person” with the Cayman Islands Monetary Authority (“CIMA”) under the Securities Investment Business Law (2015 Revision) of the Cayman Islands (the “SIB Law”). We launched our asset management operation in early 2017, acting as the investment advisor and fund manager for our clients through our subsidiaries. PGAM serves as the manager of our investment funds, while PAM serves as the investment advisor of our investment funds. As of March 31, 2019, we managed and advised two funds, Prestige Global Allocation Fund (“PGA”) and Prestige Quantitative Opportunities Fund I SP (“SP1”). PGA was incorporated in the Cayman Islands as an exempted company in February 2017. SP1 is a segregated portfolio of Prestige Global Fund SPC (“SPC”), which was incorporated in the Cayman Islands as an exempted company and registered as a segregated portfolio companies in June 2016. PGA and SP1 completed establishment and commenced operations in April and March 2017, respectively. SP1 was fully redeemed by its investors in April 2019. The following discussion of our asset management services is as of March 31, 2019; for recent developments with respect to our asset management services, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Developments.”

Both SP1 and PGA are fund of funds (“FOFs”) that invest in top ranked hedge funds with managed assets ranging from $2 billion to $20 billion based upon our fund selection models. We charge investors certain fees for managing and advising such funds, including subscription fees, performance fees and management fees. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition.” Our funds are set to continue operation unless terminated.

Name of Fund	Type of fund	Establishment
PGA	FOF	April 2017
SP1	FOF	March 2017

The investment objective of PGA is to achieve superior capital growth by investing in hedge funds managed by world-class quantitative portfolio managers. PGA is open to non-U.S. investors, and requires a minimum investment of $500,000 from an institutional investor and $250,000 from a retail investor. Clients may subscribe to PGA with no fixed minimum term and redeem on a quarterly basis after three months following their initial contribution. PGA is open for new subscriptions once each month. PGA’s assets under management (“AUM”) were $6,997,193 or 89% of our total AUM as of March 31, 2019. PGA’s AUM were $6,952,317 and $7,043,465, respectively, as of September 30, 2018 and 2017 accounting for 88% and 87% of our total AUM as of September 30, 2018 and 2017, respectively. PGA generated a return of 7.6% for the fiscal year ended September 2018, a return of 9.3% from establishment to September 30, 2018 and a return of 10.7% from establishment to March 31, 2019.

SP1 was a Cayman Islands fund exclusively designed for one of our asset management clients with an investment need for lower risk, lower correlation with market indices and lower volatility. SP1 invested in two quantitative market neutral funds. SP1’s AUM were $853,165, or 11% of our total AUM, as of March 31, 2019. SP1’s AUM were $940,464 or 12% of our total AUM and $1,013,081 or 13% of our AUM, respectively, as of September 30, 2018 and 2017. For the six months ended March 31, 2019 and the fiscal year ended September 30, 2018, the net loss after performance fees of SP1 was 9.3% and 7.2%, respectively, due to the depreciation of the underlying funds.

In addition to the two funds described above, since late 2018 we have been approached by clients that are investment companies intending to raise funds in Hong Kong and we have been providing asset management related advisory services with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong.

For the six months ended March 31, 2019, and the fiscal years ended September 30, 2018 and 2017, we generated approximately 79%, 5% and 100% of our revenues through our asset management and related advisory services, respectively. For the fiscal year ended September 30, 2017, we had seven asset management clients, including five high net worth clients (71% of our asset management clients) and two ultra-high net worth clients (29% of our asset management clients). For the fiscal year ended September 30, 2018, we had eight asset management clients, including six high net worth clients (75% of our asset management services clients), and two ultra-high net worth clients (25% of our asset management clients). For the six months ended March 31, 2019, we had five asset management clients including three high net worth clients and two ultra-high net worth clients. For the six months ended March 31, 2019, we acquired two enterprise clients through our asset management related advisory services.

For the fiscal year ended September 30, 2018, the net return before performance fees of PGA and net loss before performance fees of SP1 were 7.8% and 7.2%, respectively, while the net return before performance fees of PGA and net loss after performance fees of SP1 were 7.6% and 7.2% respectively. For the six months ended March 31, 2019, the net return before performance fees of PGA and net loss before performance fees of SP1 were 1.1% and 9.3%, respectively, while the net return after performance fees of PGA and net loss after performance fees of SP1 were 1.4% and 9.3% respectively. We generally charge performance fees based on the extent by which the fund’s investment performance exceeds the high-water mark on a quarterly basis. A high-water mark is the highest peak in value that an investment fund has reached. Our performance fees are calculated based upon the high-water mark for each quarter and we do not calculate a fund’s lifetime high-water mark.

The AUM of the two funds in the aggregate were $7,850,358, $7,892,781 and $8,056,546 as of March 31, 2019, September 30, 2018 and 2017, respectively, representing a 2% decrease year on year and 0.5% decrease in the first six months in fiscal year 2019, mainly due to clients’ redemption.

Clients for both PGA and SP1 may redeem their investment on a quarterly basis without any other restrictions. Asset management clients who opted for redemption were different from the wealth management clients who subscribed to additional wealth management products through the Company in the fiscal year ended September 30, 2018 as well as the six months ended March 31, 2019.

Our Competitive Strengths

We believe the following competitive strengths have contributed, and will contribute, to our growth:

●	Significant Client Satisfaction and High Client Retention

●	Client Experience Oriented, Customized, and High-Quality Value-Added Services

●	Referrals from Well-Connected Clients

●	Carefully Selected Business Partners such as Product Brokers and Underlying Fund Managers

●	Access to Highly Desirable Products and Services That Are Not Widely Open to Subscribers

●	Experienced Management Team

Our Growth Strategies

We aspire to become a trusted wealth management services brand among Asia’s high net worth individuals. To achieve this goal, we intend to leverage on our existing strengths and pursue the following strategies:

●  Further enhance our brand recognition among high net worth and ultra-high net worth individuals. We plan to continue to focus on client satisfaction through rigorous research and due diligence on product brokers; to host and attend a wide range of marketing activities including industry conferences, brand marketing workshops as well as client appreciation events; to offer other value-added services that are highly sought after among high net worth and ultra-high net worth individuals.

●  Further grow our client base. We expect to continue to expand our client base through expanding the network of high net worth individuals accessible through our existing clients, private banking networks and chambers of commerce and industry associations; to strengthen our team by adding experienced senior management members and further expanding and systematically training our team of qualified client relationship managers to ensure that every single client receives satisfactory services.

●  Grow our asset management business to include a larger number of funds and diversify the types of funds. We expect to expand the categories of funds under our management, such as fixed income funds, offer a wider variety of investment products, perform rigorous risk management; recruit more industry experts to expand our investment research team and adopt more investment strategies.

●  Integrate resources and provide one-stop wealth preservation and management solution. We plan to become a one-stop solution provider in wealth preservation and management to more efficiently, effectively and conveniently provide professional advice to our clients. We aim at becoming a long-term partner to our clients in asset allocation and family wealth inheritance.

●  Pursue strategic investments and acquisition opportunities. We may selectively invest in or acquire companies that are complementary to our business, including opportunities that can further grow our current businesses and drive our long-term growth.

Corporate Information

Our principal executive offices are located at Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, and our phone number is +852 2122 8588. We maintain a corporate website at http://www.prestigewealthinc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our registered office is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY11111, Cayman Islands, and its phone number is +1 345 949 1040.

Controlled Company

As of the date of this prospectus, Mr. Chi Tak Sze, our founder and controlling shareholder, beneficially owns an aggregate of approximately 66.09% of our issued and outstanding Ordinary Shares through Prestige Financial Holdings Group Limited, a company 100% owned by Mr. Sze. Upon completion of this offering, Mr. Sze will hold [●]% of the issued and outstanding Ordinary Shares. Following the completion of this offering, Mr. Sze will continue to have the power to act alone in approving any action requiring a vote of the majority of our Ordinary Shares and to elect all of our directors. As a result, we may be deemed a “controlled company” for purposes of the Nasdaq listing rules. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements. See “Risk Factors - Risk Related to Our Corporate Structure - We will be a “controlled company” within the meaning of the Nasdaq corporate governance standards and, as a result, qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.”

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our independent registered accounting firm on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, we will report under the Exchange Act as a foreign private issuer. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission, or SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary Shares offered by us	[●] Ordinary Shares

Price per Ordinary Share	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per Ordinary Share.

Ordinary Shares outstanding prior to completion of this offering	5,000,000 Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares assuming no exercise of the underwriters’ over-allotment option and excluding [●] Ordinary Shares underlying the underwriters’ warrants.

Listing	We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “PWM”.

Transfer Agent	Transhare Corporation

Use of proceeds	We intend to use the proceeds from this offering for brand promotion, hiring of additional client relationship managers and employees, expansion of products and services and general working capital. See “Use of Proceeds” for more information.

Indemnification escrow

Net proceeds of this offering in the amount of $120,000 shall be used to fund an escrow account for a period of 15 months following the closing date of this offering, which account shall be used in the event that we have to indemnify the underwriters pursuant to the terms of an underwriting agreement.

Underwriters’ warrants

We are obligated to issue the underwriters at the closing of this offering warrants to purchase the number of ordinary shares equal to 5% of the aggregate number of ordinary shares sold in this offering. The underwriters’ warrants will be exercisable at any time beginning six months after the closing of this offering, and will expire three years after the effective date of the registration statement of which this prospectus forms a part. The exercise price of the underwriters’ warrants will equal 125% of the public offering price.

Proposed Nasdaq symbol	PWM

Lock-up	We, our directors and executive officers, and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period ending [●] days after the commencement of sales of the offering. See “Underwriting” for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 8 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical statements of comprehensive income (loss) for the six months ended March 31, 2019 and 2018 (unaudited), and balance sheet data as of March 31, 2019 (unaudited), which have been derived from our unaudited condensed consolidated financial statements for those periods. The following table also sets forth selected historical statements of comprehensive income (loss) for the years ended September 30, 2018 and 2017, and balance sheet data as of September 30, 2018 and 2017, which have been derived from our audited consolidated financial statements for those periods. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in the prospectus.

Selected Statements of Comprehensive Income (Loss) Information:

	For the six months ended March 31 (Unaudited),		For the years ended September 30,
	2019	2018	2018	2017
Net revenue
Wealth management services
Referral fees	$168,885	$2,765,777	$3,586,309	$-
Subtotal	168,885	2,765,777	3,586,309	-

Asset management services
Advisory service fees	585,000	-	-	-
Performance fees	10,597	49,594	89,594	10,849
Management fees	38,991	39,525	82,360	17,189
Subscription fees	-	8,500	8,500	59,671
Subtotal	634,588	97,619	180,454	87,709
Total net revenue	803,473	2,863,396	3,766,763	87,709

Operation cost and expenses
Selling, general and administrative expenses	162,155	126,829	248,328	246,352
Total operation cost and expenses	162,155	126,829	248,328	246,352

Income (loss) from operations	641,318	2,736,567	3,518,435	(158,643)

Other income	92	245	378	83

Income (loss) before income tax provision	641,410	2,736,812	3,518,813	(158,560)
Income tax provisions	66,250	444,182	567,275	-

Net income (loss)	$575,160	$2,292,630	$2,951,538	$(158,560)

Other comprehensive (loss) income
Foreign currency translation adjustment	(1,028)	(8,175)	1,964	(347)
Total comprehensive income (loss)	$574,132	$2,284,455	$2,953,502	$(158,907)

Earnings (loss) per ordinary share *
Basic and diluted	$0.115	$0.459	$0.590	$(0.032)

Weighted average number of ordinary shares outstanding *
Basic and diluted	5,000,000	5,000,000	5,000,000	5,000,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

Selected Balance Sheet Information:

	For six months ended March 31 (Unaudited),	For the years ended September 30,
	2019	2018	2017
Total assets	$4,442,545	$4,277,626	$227,348
Total liabilities	656,718	1,065,931	32,857
Total shareholders’ equity	3,785,827	3,211,695	194,491

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in the second half of 2016 and have experienced a period of rapid growth in recent years due to the launch of our wealth management services in mid-2017. We started receiving referral fees in the fiscal year 2018 which generated the majority of our revenues for the fiscal year ended September 30, 2018. Our net revenue grew at a compound annual growth rate, or CAGR of 4,194.6% from the fiscal year ended September 30, 2017 to 2018. We anticipate that referral fees will continue to be a significant part of our revenues for the fiscal year ending September 30, 2019. A number of the insurance policies our clients have purchased in the first half of fiscal year 2019 are anticipated to be approved by the applicable insurance companies with applicable free-look periods to be completed in the second half of the fiscal year 2019, at which time our revenues can be recognized. Additionally, we started providing asset management related advisory services in the six months ended March 31, 2019 which generated the majority of our revenues for the same period. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate client relationship managers and other employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new wealth management services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced our business in the second half of 2016 when we formed SP1, our first asset management fund under our management. In mid- 2017, we launched our wealth management operation providing referral services to clients in connection with purchase wealth management products from third party brokers. We intend to further develop our wealth management business in the future by engaging with more product brokers, expanding to offer more diverse categories of wealth management products, and offering more value-added ancillary services to our clients. In late 2018, we began providing asset management related advisory services at the request of certain clients. However, we cannot assure you that our efforts to further develop these businesses will be successful. For the fiscal years ended September 30, 2018 and 2017, and the six months ended March 31, 2019, we generated 0%, 95%, and 21% of our revenues from our wealth management operation, respectively. If our wealth management business fails to grow, our future growth will be materially and adversely affected. We recorded net loss for the fiscal year ended September 30, 2017, and net income for the fiscal year ended September 30, 2018 and the six months ended March 31, 2019. We cannot assure you that our results of operations will not be adversely affected for the fiscal year ending September 30, 2019 or any future period. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

We may not be able to continue to retain or expand our client base or maintain or increase the amount of investments made by our clients in the products distributed by the product brokers we work with.

We target the large populations of high net worth and ultra-high net worth individuals as our clients primarily in Greater China including mainland China, Hong Kong, Macau, and Taiwan. In light of Asia’s ever-evolving wealth management industry for high net worth and ultra-high net worth individuals we cannot assure you that we will be able to maintain and increase the number of our clients or that our existing clients will purchase wealth management products distributed by our network of brokers in the same amount. We primarily rely on referral fees when our new and/or existing clients purchase new wealth management products, which we cannot assure you they will continue to purchase at the same rate or level. Our existing and future competitors may be better equipped to capture market opportunities and grow their client bases faster than us. A decrease in the number of our clients or a decrease in their purchase of insurance products distributed by our network of brokers may reduce revenues derived from referral fees and monetization opportunities for our wealth management services. If we fail to continue to meet our clients’ expectations on returns from the products purchased by our client from the insurance brokers we work with or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, affecting our ability to attract new clients, which will in turn adversely affect our financial condition and operational results.

Any material decrease in the referral fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations.

We derive a significant portion of our revenues from referral fees paid by insurance brokers when our clients purchase the insurance policies distributed by the brokers we introduce them to. The referral fee rates are set by such brokers or negotiated between such parties and us, and vary from product to product. Future referral fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers. These factors, which are not within our control, include the capacity of wealth management product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other providers or brokers at a lower cost, the availability of alternative wealth management products to clients and the tax deductibility of referral fees. In addition, the historical volume of wealth management products that our clients purchased to may have a significant impact on our bargaining power with third-party wealth management product brokers in relation to the referral fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of referral fee rate changes with respect to the wealth management products, it is difficult for us to assess the effect of any of these changes on our operations. In order to maintain our relationships with the product brokers and to enter into contracts for new products, we may have to accept lower referral fee rates or other less favorable terms, which could reduce our revenues. If some of our key wealth management product brokers decide not to enter into new contracts with us, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

If we fail to attract and retain qualified employees to manage our client relationships, our business could suffer.

Our employees who manage client relationships are responsible for maintaining relationships with our clients, such as serving as our clients’ day-to-day contacts with our clients and carrying out a substantial portion of the client services we deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. As we further grow our business and expand into new cities and regions, we have an increasing demand for high quality employee, mainly client relationship managers, who are capable of delivering satisfactory client services. We have been actively recruiting and will continue to recruit qualified client relationship managers to join us. However, there is no assurance that we can recruit and retain sufficient client relationship managers who meet our high quality requirements to support our further growth. Even if we could recruit sufficient client relationship managers, we may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their job. If we are unable to attract and retain highly productive client relationship managers, our business could be materially and adversely affected. Competition for relationship managers may also force us to increase the compensation of our client relationship managers, which would increase operating costs and reduce our profitability.

If any insurance products distributed by the product brokers we work with or our business practices or the business practices of any of the product brokers we work with are deemed to violate any new or existing Hong Kong laws or regulations, our business, financial condition and results of operations could be materially and adversely affected.

Insurance products and insurance products service providers are strictly regulated in Hong Kong. While we believe we are not regulated as an insurance agent or an insurance broker under Hong Kong laws, we may be affected by Hong Kong financial regulations as a result of the insurance products distributed by the product brokers we work with and our relationships with those product brokers. Under the Criminal Procedure Ordinance (Chapter 221 of the Laws of Hong Kong), or the CPO, any person who aids, abets, counsels or procures the commission by another person of any offence shall be guilty of the like offence. If any insurance products distributed by any product broker we work with, or the business practice of the product brokers, is deemed to violate any Hong Kong laws or regulations, we cannot assure you that we will not be liable for assisting in the distribution of the product or otherwise found guilty of aiding, abetting, counseling or procuring the same offence committed by the product broker, even if we are not the direct provider of the product. Under the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), or the IO, any person who induces or attempts to induce another person to enter into a contract of insurance by making a false, misleading or deceptive statement, promise or representation, or by making a dishonest concealment of material facts commits an offence and is subject to a maximum fine of HK$1,000,000 (approximately $128,000) and imprisonment for up to two years. Further, under the IO, any person who holds himself/herself out to be (i) an insurance agent if he/she is not an appointed insurance agent of an insurer; or (ii) an insurance broker if he/she is not an authorized insurance broker, commits an offence and is subject to a maximum fine of HK$1,000,000 (approximately $128,000) and imprisonment for up to two years. If any of the insurance brokers we work with is deemed to commit any of these offences, we cannot assure you that we will not be found guilty of the same offence and liable for the same penalties if we are found guilty of aiding, abetting, counseling or procuring the same offence. As a result of any of the foregoing, our business, financial condition and prospects could be materially and adversely affected.

We are subject to concentration risk because we generate the majority of our revenues through a limited number of product brokers and advisory service clients.

We generate the majority of our total revenues through a limited number of product brokers and advisory service clients. We generated all of our revenues from wealth management service through cooperation with three insurance brokers in the fiscal year 2018, among which approximately 76.93% of our total revenues were generated through cooperation with Blue Ocean Wealth Management (Hong Kong) Limited. We generated 73% of our total revenues for the six months ended March 31, 2019 from two advisory service clients. Our partnerships with these product brokers and advisory service clients are not on an exclusive basis, and the contract durations generally are for one-year periods or shorter. If these product brokers change their policies, terminate their business relationship with us or do not renew their agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our product brokers, retain our existing relationships with product brokers or renew our existing contracts with product brokers on terms favorable to us, our results of operations will be materially and adversely affected. Similarly, if our advisory service clients terminate their business relationship with us or do not renew their agreements with us, or if we are unable to secure business relationship with new advisory service clients in a timely manner, or at all, our results of operations will be materially and adversely affected.

We currently generate the majority of our revenues from wealth management services through a limited selection of wealth management products.

We generate the majority of our total wealth management services revenues through a limited selection of wealth management products for the fiscal year ended September 30, 2018, as we generated approximately 93% of our total net revenue for the same period from the subscription by our clients of savings plans. If any product providers decide to terminate underwriting savings plan policies, our clients may not immediately subscribe to other policies, or other wealth management products, and our business and result of operations may be materially and adversely affected. Additionally, if any product providers decide to decrease the referral fees associated with savings plan policies, our revenues are expected to decrease, and our business and result of operations may be materially and adversely affected. Furthermore, if our clients decide to work with other service providers to subscribe for other wealth management products, our results of operations will be materially and adversely affected.

The wealth management products that the product brokers distribute to our clients involve various risks and the failure of product brokers to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

The product brokers we work with distribute a broad variety of wealth management products supplied by third party product providers, which currently are primarily general insurance products and investment-linked insurance products. These products often have complex structures and involve various risks, such as market risk, liquidity risk, credit risks and inflation risk. The product brokers we work with must accurately describe the products to, and evaluate them for, our clients. Our success in having the clients we refer to insurance brokers purchase insurance products from such brokers depends, partly, on the clients’ trust on us to recommend quality product brokers who have the knowledge know-how and expertise to advise on the various risks. If the product brokers we work with fail to identify and fully appreciate the risks associated with products that are distributed to our clients, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our recommendation of the product brokers, our reputation, client relationships, business and prospects will be materially and adversely affected.

Any failure to ensure and protect the confidentiality of our clients’ personal data could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange of information, including detailed personal and financial information regarding our clients, through a variety of electronic and non-electronic means. We rely on a complex network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. If we do not maintain adequate internal controls or fail to implement new or improved controls, this data could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information. Any such event could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

The funds we manage can be redeemed periodically, which has occurred and may occur in the future, which may result in an adverse effect on our business, results of operations and/or financial condition.

Pursuant to the fund documents signed by us and the fund investors, our funds can be redeemed periodically. Pursuant to the fund documents signed by us and the fund investors, we, as fund manager, also have the right to liquidate our funds upon the occurrence of certain events as provided in the fund documents. As such, if all or some of the investors in the funds redeem their fund, or if we liquidate the funds upon occurrence of certain events, we will be unable to receive our performance fees and carried interest as expected, which could result in an adverse effect on our business, results of operations and/or financial condition.

Poor performance of the funds that we manage or a decline in the value of the underlying assets to our funds would cause a decline in our revenue, income and cash flow, and could adversely affect our ability to raise capital for future investment funds.

Investment performance is a key competitive factor for assets in the funds managed by us. Strong investment performance helps us to retain and expand our client base. Strong investment performance is therefore an important element to our goals of maximizing the value of the assets under our management. There can be no assurance as to how our future investment performance will compare to our competitors or that our historical performance will be indicative of future returns. Any drop or perceived drop in our investment performance as compared to our competitors could cause a decline in the purchase of investment products and services from us through our asset management operation or from our product brokers through our wealth management operation. These impacts may also reduce our aggregate amount of AUM and management fees. As we manage and advise fund of funds that invest in top ranked hedge funds where the investment performance and the investment strategies of the underlying assets are not controlled by us, but determined by the managers of the underlying funds and other economic and market events not controlled or foreseeable by us, such as interest rate fluctuation, global financial crisis, flash crash and other black swan events.

In the event that any of the funds that we manage were to perform poorly, our revenue, income and cash flow could decline. Poor performance of our investment funds could also make it more difficult for us to raise new capital. Investors might decline to invest in future investment funds we raise. Investors and potential investors in our funds continually assess the performance of the funds that we manage, and our ability to raise capital for existing and future investment funds will depend on the continued satisfactory performance of such funds. Accordingly, poor fund performance may deter future investment in the funds we manage and thereby decrease the capital invested in such funds and ultimately our management fee income. Alternatively, in the face of poor fund performance, investors could demand lower fees or fee concessions for existing or future funds which would likewise decrease our revenue.

In addition, the profitability of our growing asset management services depends on fees charged based on the value of AUM. Any impairment on the value of the underlying assets to our fund of funds, whether caused by fluctuations or downturns in the underlying markets, the underlying funds or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

Any failure by us to comply with applicable anti-money laundering laws and regulations in our asset management business could damage our reputation.

We are required to comply with applicable anti-money laundering and anti-terrorism laws and regulations in Hong Kong in respect of our assets management operation. These regulations require us, among others, to perform verification of customer identification, reporting of suspicious transactions, and preservation of customer identification information and transaction records. See “Regulations—Regulations Related to our Business Operation in Hong Kong—Regulations related to anti-money laundering and counter-terrorist financing” for further details. While we have adopted relevant procedures and polices such as client onboarding due diligence including name screening for purposes of anti-money laundering compliance, reviewing client profiles, transactions and funds transfer. We also conduct anti-money laundering risk self-assessment including reviewing our anti-money laundering policy and procedures periodically to ensure that we comply with anti-money laundering guidance and counter-terrorist financing guideline. We cannot assure you that we will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to completely eliminate any risk of being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations.

Furthermore, if any of the hedge funds that we invest in fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee misconduct.

We have devoted significant resources to develop our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

Moreover, we are subject to the risks of errors and misconduct by our employees, which include:

●	engaging in misrepresentation or fraudulent activities when we market our brand as a wealth management service provider to clients and potential clients;

●	improperly using or disclosing confidential information of our clients, third-party wealth management product brokers or providers or other parties;

●	concealing unauthorized or unsuccessful activities; or

●	otherwise not complying with laws and regulations or our internal policies or procedures.

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our business, results of operations or financial performance.

In addition, although we perform due diligence on clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our failure to respond in a timely and cost-effective manner to rapid product innovation and service upgrade in the financial industry may have an adverse effect on our business and operating results.

The financial industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our ability to continue to anticipate the evolving needs of our clients, product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify service opportunities in our wealth management services operation and new product opportunities in our asset management operation or introduce these opportunities in a timely and cost-effective manner. In addition, service and product opportunities that our competitors develop or introduce may render our services and products noncompetitive. As a result, we can give no assurances that service upgrades and product innovation that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

Non-compliance with applicable regulations and illegal activities on the part of third parties with which we conduct business could disrupt our business and adversely affect our results of operations.

Our third-party product brokers, providers or other business counterparties may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and in turn, our results of operations. Although we conduct due diligence on our business counterparties, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. Under the CPO, any person who aids, abets, counsels or procures the commission by another person of any offence shall be guilty of the like offence. Accordingly, if any of our business counterparties is deemed to commit any offence, we cannot assure you that we will not be found guilty of the same offence and liable for the same penalties if we are found guilty of aiding, abetting, counseling or procuring the same offence. We cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any non-compliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations.

The impairment or negative performance of other participants in the financial services industry could adversely affect us.

We routinely work with counterparties in the financial services industry, including asset management companies, product brokers and other institutions, when providing our services. A decline in the financial condition of one or more financial services institutions may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. While we regularly assess our exposure to counterparties in the financial services industry, the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known.

Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we transact business or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. As a result, our operations and financial performances may be adversely impacted.

If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that, in addition to relying on word-of-mouth client referral through our excellent services, developing and maintaining awareness of our brand effectively is critical to attracting new clients and retaining existing ones. This depends largely on the effectiveness of our client acquisition strategy, our marketing efforts, our cooperation with our business partners and the success of the channels we use to promote our services. If any of our current client acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new clients in a cost-effective manner or persuade potential clients to use our financial services.

It is likely that our future marketing efforts will require us to incur expenses. These efforts may not result in increased revenues in the immediate future or any increases at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

Our business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. In particular, Mr. Hongtao Shi, our Chairman and Chief Executive Officer, or CEO, is critical to the management of our business and operations and the development of our business strategies. While we have provided various incentives to our management, there can be no assurance that we can continue to retain their services. If one or more members of our senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or we may be unable to enforce them at all.

We may fail to obtain and maintain licenses and permits necessary to conduct our operations in Hong Kong or in the Cayman Islands, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong or the Cayman Islands.

The laws and regulations governing the financial services industry in Hong Kong are mainly the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO, and its subsidiary legislation. Depending on the type of products and services being offered, financial service providers may be subject to the supervision and scrutiny by different authorities, and may be required to obtain and hold different licenses or permits. See “Regulation” for further details.

We currently hold the following licenses, through PAM, from the Securities and Futures Commission of Hong Kong, or the SFC: (i) SFO Type 4 License, effective as of November 15, 2016, for conducting regulated activities related to advising on securities; and (ii) SFO Type 9 License, effective as of November 15, 2016, for conducting regulated activities related to asset management. We cannot assure you that we will be able to maintain our existing licenses, qualifications or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. Failure to comply with the applicable laws, rules and regulations may result in fines, injunctive orders, deregistration and other penalties, as well as adverse reputational risk, including negative publicity or perception. In extreme cases, we may be hampered or prevented from conducting business in a normal manner and some or all of our licenses may be suspended or revoked. Withdrawal, amendment, revocation or cancellation of any regulatory approval in respect of any part of our activities could cause us to cease conducting a particular regulated activity or change the way in which it is conducted. Furthermore, we have to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the SFC that PAM remains fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect our business operation. We cannot assure you that we will be able to maintain our qualification to sell private investment fund products or other regulated fund products or provide securities related advisory services. Accordingly, our business operations and financial results might be materially and adversely affected.

We may also be subject to regulatory inspections and investigations from time to time. With respect to SFC investigations, we may be subject to secrecy obligations under the SFO whereby we are not permitted to disclose certain information relating to the SFC investigations. Also, unless we are specifically named as the party that is being investigated under the SFC investigation, we generally do not know whether we, any member of the Company and all of its the subsidiaries, or any of their respective directors or staff or any responsible officer or licensed representative of PAM is the subject of the SFC investigations. If the results of the inspections or investigations reveal serious misconduct, the SFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers or licensed representative and/or any of our staff. Any of such disciplinary actions could have an adverse impact on our business operations and financial results.

With respect to our wealth management services operation, we believe that we are not required to obtain additional licenses. Under the IO, an insurance agent means “a person who holds himself out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or subagent of one or more insurers”, and an insurance broker means “a person who carries on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance”. As we do not hold ourselves out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or subagent of one or more insurers, nor do we carry on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance, our business activities do not fall within the meaning of “insurance agent” or “insurance broker” under the IO and accordingly, we believe we should not be regulated as an insurance agent or an insurance broker under Hong Kong laws as the agent of the policy holder or potential policy holder or advising on matters related to insurance. Nonetheless, we cannot assure you that we will not be deemed to be directly distributing wealth management products or be deemed by government authority as carrying on the business as an insurance agent or insurance broker if they interpret the relevant rules differently and may be subject to registration of licenses and permits, and regulation under the IO. In such cases, we may need to cease the provision of such services or obtain the relevant licenses and qualifications.

In addition, if future Hong Kong regulations require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. It is also possible that changes or adverse outcomes of regulatory reviews would restrict the range of services that we are able to offer or the fees that we are able to charge. This could increase our costs of maintaining regulatory compliance. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

PGAM being incorporated in the Cayman Islands, have been registered as an “Excluded Person” with the CIMA under the SIB Law. We cannot assure you that we will be able to maintain our existing status or qualifications as an “Excluded Person”. Additionally, under the SIB Law (Amendment), 2019, “Excluded Persons” who currently benefit from an exemption from the requirement to be licensed under the SIB Law are required to re-register and become regulated under the SIB Law and will need to comply with, among other things, the SIB Law and the International Tax Co-operation (Economic Substance) Law, 2018 and associated regulations. We cannot assure you that PGAM will be able to attain and/or maintain its status or qualifications as a “registrable person” under the SIB Law.

We may be subject to criminal liabilities as a result of contraventions of regulations related to employment and labor protection in Hong Kong.

Under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. For the periods between November 1, 2016 and October 4, 2017, PAM has not taken sufficient employee compensation insurance for its employees required of PAM under the ECO. For the period between July 7, 2018 and August 23, 2018, since PAM was in the process of renewing its employee compensation insurance policy, PAM has not taken employee compensation insurance for its employees required of PAM under the ECO during such period. For the period between September 25, 2017 and August 23, 2018, due to lack of corporate bank account, PWM has not taken sufficient employee compensation insurance for its employees required of PWM under the ECO. As a result of the foregoing, PAM and PWM may be found guilty of a criminal offence and be held liable on conviction to a fine of HK$100,000 (approximately $12,800). Please see “Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to employment and labor protection — Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong).”

Under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, every employer of an employee of 18 years of age or above but under 65 years of age is required to take all practical steps to ensure the employee becomes a member of a registered non-governmental mandatory provident fund scheme, or MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For the period between October 17, 2017 and August 9, 2018, instead of making contributions to the MPF Scheme required under the MPFSO, PWM paid the amounts directly to its employees. As a result of the foregoing, PWM may be found guilty of a criminal offence and be held liable on conviction to a fine of HK$350,000 (approximately $44,680). Please see “Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to employment and labor protection — Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong).

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth and ultra-high net worth individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products from brokers recommended by us which turned out to be unsuitable or by our clients who invested in the asset management funds we operate that had poor performance. We may also encounter complaints alleging misrepresentation on the part of our relationship managers or other employees or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when clients are experiencing losses or when the wealth management products do not provide the returns as expected. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. The contracts between ourselves and third party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We generated cash flows from operating activities in the amount of $232,774 in the fiscal year 2018, an increase of $480,677 compared to cash flows used in operating activities in the amount of $247,903 in the fiscal year 2017. In addition, we generated a net gain of approximately $2,951,538 during the fiscal year 2018. We cannot assure you that our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our company’s development. Inability to collect our referral fees from service providers in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and operating results. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you that this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow our business substantially. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar.

Exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar, as well as inflation in Hong Kong may negatively affect our earnings. A portion of our revenues and expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Hong Kong operations, including facilities-related expenses, are incurred in Hong Kong dollars, and personnel-related expenses are expected to be incurred in Hong Kong dollars. Consequently, inflation in Hong Kong will have the effect of increasing the dollar cost of our operations in Hong Kong, unless it is offset on a timely basis by a devaluation of the Hong Kong dollar, as applicable, relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Hong Kong or the rate of devaluation of the Hong Kong dollar, as applicable, against the U.S. dollar. In addition, we are exposed to the risk of fluctuation in the value of the Hong Kong dollar vis-a-vis the U.S. dollar. While the Hong Kong government has continued to pursue a fixed exchange rate policy, with the Hong Kong dollar pegged at approximately HK$7.80 to $1.00, we cannot assure you that such policy will be maintained. Any significant appreciation of the Hong Kong dollar against the U.S. dollar would cause an increase in our Hong Kong dollar expenses, as applicable, as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in Hong Kong dollars, as applicable, will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries or areas other than Hong Kong where we operate and do business may also negatively affect our earnings.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot ensure that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will provide us with competitive advantages. Moreover, our business partially relies on technologies developed or licensed by third parties, and we may not be able to obtain licenses and technologies from third parties on reasonable terms, or at all.

Third parties may obtain and use our intellectual property without our due authorization. Confidentiality and non-compete agreements may be breached by counter-parties. In such cases, we may need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Such legal actions to enforce our intellectual property rights could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure you that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and operating results.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including client relationship management, asset management professionals, macro analysis professionals. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we plan to invest significant time and expenses in training our employees, which we expect will increase their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our high net worth and ultra-high net worth clients, resulting in a material adverse effect to our business.

Increases in labor costs in the Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and make severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. See “Regulations—Regulations Related to Our Business Operation in Hong Kong—Regulations related to employment and labor protection—Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)” for details. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

We do not have any business insurance coverage.

Currently, while we do maintain worker’s injury insurance, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Potential political and economic instability in Hong Kong may adversely impact our results of operations.

Our principal executive office is located in Hong Kong. In addition, our operational activities are conducted in Hong Kong. Accordingly, political and economic conditions in Hong Kong and the surrounding region may directly affect our business. Since early 2019, a number of political protests and conflicts have occurred in Hong Kong in connection with proposed legislation that would allow local authorities to detain and extradite people who are wanted in territories that Hong Kong does not have extradition agreements with, including mainland China and Taiwan.

Any hostilities involving Hong Kong or the interruption or curtailment of trade or business investments between Hong Kong and mainland China, or a significant downturn in the economic or financial conditions of Hong Kong, could adversely impact our operations.

The ultimate effect of current developments on the political and security situation within the region of Hong Kong is not clear at this time. Such instability may lead to deterioration in the political and trade relationships that exist between Hong Kong, mainland China, and certain other countries. In the event that hostilities disrupt our daily ongoing activities, our operations may be adversely affected.

Risks Related to Our Corporate Structure

Our controlling shareholder has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, Mr. Chi Tak Sze, our founder, controlling shareholder and director, beneficially owns an aggregate of approximately 66.09% of our issued and outstanding Ordinary Shares through Prestige Financial Holdings Group Limited. As a result of Mr. Sze’s substantial shareholding, Mr. Sze has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Sze may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

We will be a “controlled company” within the meaning of the Nasdaq corporate governance standards and, as a result, qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Our founder, Mr. Chi Tak Sze, is expected to control a majority of the voting power of our outstanding Ordinary Shares following this offering. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:

●	a majority of the board of directors consists of independent directors;

●	it has a nominating and corporate governance committee that is composed entirely of independent directors; and

●	it has a compensation committee that is composed entirely of independent directors.

We do not plan to utilize these exemptions. If, however, we decide to utilize certain of these exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. We are a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of September 30, 2017 and 2018, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States as of September 30, 2018. The material weakness identified related to limited accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting.

We have implemented measures and intend to continue to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including engaging qualified financial and accounting advisory team and relevant staff with experience in U.S. GAAP and SEC reporting requirements to strengthen the financial reporting function and set up a financial and system control framework. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. Presence of material weaknesses in our internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of September 30, 2018. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee and an audit committee. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the corporate governance requirements of the Nasdaq Listing Rules. However, we may, in the future, consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq et, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We are seeking to have our securities approved for listing on Nasdaq upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time.

In addition, following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria of Nasdaq for maintaining our listing, our securities could be subject to delisting.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, and consequently, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Our corporate affairs are governed by our memorandum and articles of association, as amended and by the Companies Law (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary responsibilities of our directors and officers to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a majority of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our memorandum and articles of association, which became effective on October 25, 2018, prior to the date of this prospectus, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Advance notice of not less than ten (10) clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders entitled to vote and present in person or by proxy, representing not less than one-third of all voting power of the Company’s share capital in issue throughout the meeting.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Ordinary Shares. We have applied to list our Ordinary Shares on the Nasdaq Capital Market. There is no guarantee that our application will be approved by Nasdaq. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. The public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters and may bear little or no relationship to the market price for our Ordinary Shares after the public offering. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When our Ordinary Shares are approved by Nasdaq and begin trading on Nasdaq, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $[●] per share of Ordinary Shares, assuming an initial public offering price of $[●]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding warrants or options we may grant from time to time.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 5,000,000 Ordinary Shares is outstanding before the consummation of this offering and [●] Ordinary Shares will be outstanding immediately after the consummation of this offering. After this offering, the Ordinary Shares held by our directors, executive officers, and existing beneficial owners of 5% or more of our outstanding Ordinary Shares will be available for sale upon the expiration of the lock-up period ending 180 days after the commencement of sales of the offering, subject to certain restrictions. See “Shares Eligible for Future Sale.” Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriters. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports of the Company and the financial services industry in general;

●	conditions in Hong Kong wealth management and asset management industries;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other wealth management and asset management companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our Ordinary Shares may have adverse U.S. federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending September 30, 2019 or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating our VIE as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with our VIE, and as a result, we are treating our VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of our VIE should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products and services distributed by our collaborating product brokers;

●	our expectations regarding the expansion of our client base;

●	our relationships with our business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our right to use our trademark, Prestige, in Hong Kong, which is our only market;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Mr. Hongtao Shi, our chief executive officer;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications including industry data and information from Frost & Sullivan. Statistical data in these publications also include projections based on a number of assumptions. The wealth management and asset management industries in Hong Kong and the PRC, may not grow at the rate projected by market data, or at all. Failure of our industries to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the wealth management and asset management industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States.

Substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and officers are nationals or residents of Hong Kong and a majority of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hunter Taubman Fischer & Li LLC as our agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our Cayman Islands counsel, and Miao & Co. (in association with Han Kun Law Offices) (“Miao & Co.”), our Hong Kong counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the foreign courts against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Miao & Co. has further advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us and based upon an assumed initial public offering price of $[●] per Ordinary Share (the midpoint of the range set forth on the cover page of this prospectus), of approximately $[●]. If the underwriters exercises their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $[●], after deducting the underwriting discounts and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed public offering price of $[●] per Ordinary Share (the midpoint of the range set forth on the cover page of this prospectus), would increase or decrease the net proceeds to us from this offering by $[●], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us. An increase or decrease of 100,000 Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease net proceeds to us from this offering by $[●], assuming no change in the assumed public offering price of $[●] Ordinary Share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

We plan to use the net proceeds we receive from this offering for the following purposes:

	Use of Proceeds		Percentage
Brand promotion	$	[●]	25%
Hiring of additional client relationship managers and employees	$	[●]	30%
Expansion of products and services	$	[●]	35%
General working capital	$	[●]	10%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or subject to the provisions of the Company’s memorandum and articles of association, its share premium account, provided that in no circumstances may a dividend be paid to shareholders out of its share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiaries, PPWM and PAI.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong Enterprise Taxation.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2019:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering, at the initial public offering price of $[●] per Ordinary Share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2019 (Unaudited)
	Actual	As adjusted
	$	$
Equity
Share capital ($0.001 par value, 10,000,000 Ordinary Shares authorized, 5,000,000 Ordinary Shares issued and outstanding; [●] Ordinary Shares issued and outstanding, as adjusted)	5,000
Subscription receivable	(5,000)
Additional paid-in capital(1)	449,359
Statutory reserves
Contributed capital
Retained earnings/(Losses)	3,335,901
Accumulated other comprehensive loss	567
Total equity	3,785,827
Total capitalization	3,785,827

(1)	The additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fees, underwriters expense allowance and other expenses.

The actual and as adjusted information set forth in the table above excludes warrants to purchase up to [●] Ordinary Shares issuable to the underwriters in connection with this offering.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$[●] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[●] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us. An increase (decrease) of 100,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ (deficit) equity and total capitalization on an as adjusted basis by approximately $[●], assuming the assumed initial public offering price of $[●] per share of Ordinary Shares, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of March 31, 2019 was approximately $3,785,827, or $0.76 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

After giving further effect to the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[ ●] per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2019 is approximately $[●], or approximately $[●] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share of $[●] to our existing stockholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of approximately $[●] to new investors purchasing Ordinary Shares in this offering. The following table illustrates this dilution on a per Ordinary Share basis:

	Post- Offering (1)		Full Exercise of Over- allotment Option
Assumed initial public offering price per ordinary share	$	[●]	$	[●]
Net tangible book value per Ordinary Share as of March 31, 2019		$0.76		$0.76
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[●]	$	[●]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[●]	$	[●]
Dilution per Ordinary Share to new investors in this offering	$	[●]	$	[●]

(1)	Assumes that the underwriters’ over-allotment option has not been exercised.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2019 after this offering by approximately $[●] per Ordinary Share, and would increase (decrease) dilution to new investors by $[●] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts. An increase (decrease) of 100,000 Ordinary Share in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2019 after this offering by approximately $[●] per Ordinary Share, and would increase (decrease) dilution to new investors by approximately $[●] per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be $[●], the increase in net tangible book value per Ordinary Share to existing shareholders would be $[●], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $[●].

The table and discussion above are based on 5,000,000 Ordinary Shares outstanding as of March 31, 2019.

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the six months ended March 31, 2019 and 2018 (unaudited), and the fiscal years ended September 30, 2018 and 2017 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a growing wealth management and asset management service provider based in Hong Kong. We strive to serve our high net worth and ultra-high net worth clients in Asia by identifying wealth management product brokers and underlying investment products to match the wealth management and preservation objectives of our clients. We also provide asset management services by acting as the investment advisor and fund manager for our clients. We believe that our wealth management services and asset management services cater to different objectives of our clients. We believe our clients allocate their funds according to their financial objectives through asset investment or wealth management products such as insurance, and thus our two operations do not compete with each other. We conduct our operations primarily through our subsidiaries.

Our Wealth Management Service

In 2017, we launched our wealth management services to introduce our clients to product brokers who distribute a variety of wealth management products, such as insurance policies. The product brokers then customize wealth management investment portfolios to meet the investment and wealth management needs of our clients. For the fiscal year ended September 30, 2018 and for the six months ended March 31, 2019, all product brokers we worked with are Hong Kong-based insurance brokers who have access to and distribute a large portfolio of insurance policies from various insurance companies.

In fiscal year 2018, we began generating revenues from our wealth management services, in the form of referral fees paid to us directly by insurance brokers. Such referral fees paid by third-party insurance brokers are calculated based on the value of insurance premium that our clients purchase from insurance brokers that we introduced them to as well as referral fee rate. We work with a selected group of insurance brokers for our wealth management services. We also deliver to our high net worth and ultra-high net worth clients a continuum of value-added services before, during and after our clients’ purchase of wealth management products from brokers that were introduced by us. These value-added services include personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, and referrals to renowned high end medical and education resources. We do not charge our clients fees for these value-added services. For the fiscal year ended September 30, 2018, we generated approximately 95% of our revenues through our wealth management services operation. In the fiscal year ended September 30, 2018, we generated 93% of our total revenue, and 98% of our wealth management services revenue from referral fees earned from introducing our high net worth and ultra-high net worth clients to insurance brokers we worked with. From the launch of our wealth management services to March 31, 2019, we provided referrals to insurance brokers that resulted in purchase of an aggregate of 32 insurance policies, of which 21 were savings plan insurance policies. Among the 21 savings plans purchased, 9 policies has a 5-year term, 11 policies has a 10-year term and one policy has a 20-year term.

In the six months ended March 31, 2019 and 2018, we generated approximately 21% and 97% of our revenues through our wealth management services operation, respectively. As of June 30, 2019, 17 of our wealth management clients entered into insurance policy purchase orders with insurance brokers introduced by us and subsequently submitted applications to insurance companies for approvals. The aggregate value of these insurance policies amount to $8,939,897. We expect relevant referral fee revenues to be recognized in the fiscal year ending September 30, 2019. Our revenue recognition timeline is impacted by the time needed for policy approvals and the typically 21-day free-look period following policy approvals. Based on the number of orders we received for purchase of insurance policies as of the date of this prospectus, we believe that a majority of our revenues for the fiscal year ending September 30, 2019 will be generated from our wealth management services operation.

In the six months ended March 31, 2019, we generated 21% of our total revenue from wealth management services. 92% of our wealth management services revenue for the same period were referral fees paid to us by insurance brokers in connection with purchases of saving plans by our clients. Our clients purchased seven insurance policies from brokers introduced by us in the six months ended March 31, 2019, three of which were savings plan insurance policies with 5-year payment premium terms. The remaining four insurance policies purchased during that period include critical illness and high-end medical insurance policies.

In the six months ended March 31, 2018, we generated 97% of our total revenue from wealth management services. 98% of our wealth management services revenue for the same period were referral fees paid to us by insurance brokers in connection with purchases of saving plans by our clients. Our clients purchased 15 insurance policies from brokers introduced by us in the six months ended March 31, 2018, of which ten were savings plan insurance policies and five were critical illness and high-end medical insurance policies. Six out of the ten savings plans purchased were for payment premium terms of ten years, while the remaining four policies were for payment premium terms of five years.

We provide client support services during the origination of the insurance policy products when the clients subscribe to the policies. We also provide client maintenance services surrounding the annual renewals on the policy anniversary dates of each policy, and through each policy’s premium payment term.

Referral fees for policy renewals are payable generally at a lower fee percentage than the fee rates in connection with the initial origination of such policies. For the fiscal year ended September 30, 2018, 90% of the referral fees we received were based on first year premiums, and the other 10% were based on renewal premiums. The rates of such referral fees are confidential pursuant to the referral service agreements with each individual insurance broker, For the fiscal year ended September 30, 2018, our referral fee rates were in the range of 3-35% and averaged 7.28% of the total policy premiums purchased upon policy origination, depending on the specific nature of the products and terms of the policies, and our referral fee rates were in the range of 0-4% and averaged 1.19% of the total policy premiums upon policy renewal, depending on the same factors.

In the six months ended March 31, 2019, 50% of our wealth management revenue were generated from the referral fees related to policy origination, and the remaining 50% were from policy renewal. For the six months ended March 31, 2019, the referral fees were in the range of 4-35% with an average fee of 9.50% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies, and in the range of 0.7-2% with an average fee of 1.07% of the total policy premiums upon policy renewal, depending on the same factors.

In the six months ended March 31, 2018, 100% of our referral fees were from first year premiums, and no renewal premiums.

From the launch of our wealth management services to March 31, 2019, 17 out of the total 25 wealth management clients have purchased 21 savings plan insurance policies from brokers we work with, with four clients having purchased multiple savings plans. If and when existing clients purchase multiple insurance policies, we would be entitled to additional referral fees. Six out of the total 25 clients have purchased multiple insurance policies from brokers we work with, not limited to savings plans. While we believe existing clients will continue to return to us for purchase of additional insurance policies, there can be no assurance that our existing client will do so. A majority of our revenues currently come from referrals of new clients from existing clients. During the fiscal year ended September 30, 2018, about 70% of our new clients who contributed approximately 68% of our wealth management operation revenue were acquired through the referrals of our existing clients.

Specifically, for the six months ended March 31, 2019, two clients out of the total six wealth management clients purchased three savings plan insurance policies from brokers we work with, with one client purchasing multiple savings plans. About 83% of our new clients were acquired through the referrals of our existing clients and contributed to 46% of our revenue from our wealth management operation during the six months ended March 31, 2019. 92% of referral fees generated from policy origination were contributed by the clients referred by our existing clients in the six months ended March 31, 2019.

In the six months ended March 31, 2018, seven clients out of the 12 wealth management clients have purchased ten savings plan insurance policies from brokers we work with, with two clients having purchased multiple savings plans. Two clients out of the 12 wealth management clients have purchased multiple insurance policies from brokers we work with, not limited to savings plans. Seven out of the total 12 clients were introduced to us by our existing clients.

Our Asset Management Service

We first launched our asset management services operation in early 2017, acting as investment advisor and manager of our investment. As of March 31, 2019, we managed and advised two funds, PGA and SP1. PGA was incorporated in the Cayman Islands as an exempted company in February 2017. SP1 was a segregated portfolio of SPC, which was incorporated in the Cayman Islands as an exempted company and registered as a segregated portfolio companies in June 2016. PGA and SP1 completed establishment and commenced operations in April and March 2017, respectively, and SP1 was fully redeemed by its investors in April 2019. Our main operating activities for this operation are carried out through PGAM, our wholly-owned subsidiary, which serves as the manager of investment funds, PAM, another wholly-owned subsidiary, which serves as the investment advisor of investment funds. Both PGA and SP1 invest into the best of breed quantitative hedge funds in the world. We charge investors subscription fees, performance fees and management fees in exchange for our services of managing and advising these funds. PGA is set to continue operation unless terminated.

Additionally, since late 2018, we were approached by investment company clients intending to raise funds in Hong Kong, and we have been providing asset management related advisory services with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong.

For the fiscal years ended September 30, 2018 and 2017, we generated 5% and 100% of our revenues through our asset management services, respectively.

For the six months ended March 31, 2019 and 2018, we generated 79% and 3% of our revenues through our asset management services operation (including both asset management services and related advisory services), respectively.

Recent Developments

For the six months ended March 31, 2019, a total of five insurance policies were purchased and submitted to insurance companies for approval by three clients for a total premium amount of $1,387,274. These new insurance policies generated an aggregate of $157,083 in referral fees revenue that was recognized in April and May, 2019 after the free-look period. We only recognize referral fees revenue after the expiration of a 21-day free-look period that commences from the approval of respective policy.

Between April 1, 2019 and the date of this prospectus, some of our clients entered into insurance policy purchase orders and applied with the applicable insurance companies for approval. Based on the number of existing purchase orders as of the date of this prospectus, we expect a significant portion of our revenues for the fiscal year ending September 30, 2019 will continue to be generated from our wealth management services operation.

Between April 1, 2019 and the date of this prospectus, nine clients that we introduced to brokers applied for a total of 17 insurance policies with premiums totaling $11,112,755. Among these 17 policies, five were approved and issued by insurance companies and the free-look periods for four of these policies lapsed in May 2019 while the remaining one lapsed in July 2019. Three of the 17 policies were issued by insurance companies in July and August 2019 and free-look periods will lapse in August and September 2019. The remaining nine policies were applied for by two ultra-high-net-worth clients and one high-net-worth client and are currently awaiting approval from the insurance companies. Historically, 100% of the policies that our clients applied for were approved by the insurance companies. Therefore, we would expect all of these policies to be approved and issued in late August or early September 2019, with the free-look period expiring in September 2019.

Furthermore, four clients plan to purchase and have made reservations to submit their insurance policy applications with insurance brokers we work with for a total premium amount of $25,970,000. These four policies will be applied for in late August and September 2019, with the expiration of free-look period in September 2019.

In the six months ending September 30, 2019, we expect to generate referral fees for insurance policy renewals from fifteen policies purchased by our clients. Among these fifteen policies, nine policies (7 savings plans and 2 critical illness insurance policies) were renewed by our clients in April, May and July 2019.The remaining six policies (6 savings plans) are expected to be renewed by our clients between August and September 2019. Owners of savings plans and critical illness insurance policies will typically renew on time to maintain the cash value of these policies and avoid loss.

With respect to the two investment funds we act as manager and advisor for, PGA and SP1, SP1 was fully redeemed by the clients in April 2019 due to the performance of its underlying funds, and the AUM of PGA as of the end of June 2019 was $6,738,116. The decrease in AUM of PGA was mainly due to redemption by one client.

We entered into another ongoing asset management related advisory service agreement in April 2019 with an investment company client who is seeking to explore global asset allocation opportunities and establish investment funds in Hong Kong. We have agreed to provide the client a package of advisory services from May 2019 to April 2021, including selection and recommendation of suitable global asset allocation targets, conducting fundamental due diligence of any proposed underlying assets, assisting in all aspects of fund formation advisory services when needed by the client, and ongoing operational and compliance advisory services of investment funds in Hong Kong. The advisory services are provided through PAM, our wholly-owned subsidiary in Hong Kong, which holds valid SFC Type 4 and 9 Licenses in Hong Kong. As of the date of this prospectus, we are providing ongoing asset management related advisory services to two clients and we charge fixed annual fees and recognize revenues over the service period on a monthly basis.

Factors Affecting Our Results of Operations

Expansion of Our Client Base

Our revenue growth has been driven significantly by the expansion of our client base. In the initial stage of our wealth management operation, our clients were introduced to us by our related parties and their business networks. During the fiscal year ended September 30, 2018, we secured, through the referrals of our existing clients, about 70% of our new clients who contributed approximately 68% of our wealth management operation revenue. In the six months ended March 31, 2019, about 83% of the new wealth management clients were acquired through the referrals of our existing clients. The new clients contributed to 46% of our revenue from wealth management services from referral fees in the six months ended March 31, 2019. We believe that our existing clients are highly satisfied with our high-quality client services, and our other, complementary value-added services. This is evidence from the fact that our existing clientele has been willing to refer high net worth or ultra-high net worth individuals to us as potential clients. As such, we believe our clients are our brand ambassadors, using their influence in their respective networks to promote our services.

Moreover, we benefit from the increase in the number of high net worth and ultra-high net worth individuals in the PRC. The number of high net worth and ultra-high net worth individuals in the PRC has surged from 757,800 in 2013 to 1,440,200 in 2017, at a CAGR of 17.4% according to Frost & Sullivan. The number of high net worth and ultra-high net worth individuals in the PRC is expected to reach 3,372,200 in 2022 at a CAGR of 18.4% from 2018 to 2022 according to the Sullivan Report. The substantial increase in the number of high net worth and ultra-high net worth individuals in the PRC is expected to fuel the growth of wealth management and asset management services in Hong Kong. Hong Kong is the top choice for high net worth and ultra-high net worth individuals in the PRC for management and preservation of their wealth and investments. Hong Kong is considered by high net worth and ultra-high net worth individuals as the ideal spring board to the global financial markets, according to the Sullivan Report.

We expect to continue to expand our client base through accessing high net worth and ultra-high net worth individuals who are part of the personal and professional networks of our existing clients. We also intend to continue to participate in a wide array of marketing activities to enhance our brand recognition and to continue to grow our business.

Average Transaction Value Per Client

Our average transaction value per client refers to (i) with respect to wealth management services, the average value of wealth management products purchased by our clients from brokers introduced by us and (ii) with respect to asset management services, the average value of assets under management invested by our clients. We expect to increase our average value per client by leveraging our competitive advantages and providing competitive wealth preservation and management solutions in the near future.

During the fiscal year 2018, our average total premium of insurance policies per wealth management client was $2,332,841. Based on this number, our average referral fee related to policy origination per client was $169,739, and our average referral fee related to policy renewal per client was $90,318. In the six months ended March 31, 2019, our average total premium of new insurance policies per wealth management client was $148,861; our average referral fee related to policy origination per client was $14,141, and our average referral fee related to policy renewal per client was $8,404. Reasons for the decreases in our average total premium of insurance policies and average referral fees in the six months ended March 31, 2019, include: (i) the total premium of our clients’ insurance policies was less than last year; (ii) our clients in that period had less investable assets than our clients in the six months ended March 31, 2018, and (iii) our ultra-high-net-worth clients applied and scheduled insurance policies with large premiums in the second half of the fiscal year ending September 30, 2019. Based on the number of our clients and the premiums of insurance policies our clients applied for during fiscal year 2019, we expect the average total premium of insurance policies per wealth management client for the fiscal year ending September 30, 2019 to be on a similar level with fiscal year 2018. See “—Overview—Recent Developments.” The AUM per asset management client were $1,578,556 and $1,150,935 for the fiscal years ended September 30, 2018 and 2017, respectively. AUM per client was $1,570,072 in the six months ended March 31, 2019. We believe that the majority of our existing clients will return to us to purchase more products from the insurance brokers we work with, or invest additional capital in the investment funds that we manage, given our client satisfaction and our performance.

Furthermore, since late 2018, we have been providing asset management related advisory services to certain investment companies with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong. We charge a fixed annual fee for acting as an ongoing advisor, and a one-off fee for acting as a fund formation advisor. As of March 31, 2019, we provided advisory services to two investment company clients and generated an aggregate of $585,000 from the two clients. We plan to increase our average transaction value per client through expansion of the advisory service which has a higher transaction value per client and also diversifies our client types.

Underlying Products and Service Mix

For our wealth management services operation, we identify and screen wealth management product brokers. For our asset management services operation, we identify and choose asset management products, such as underlying funds, to invest in. We believe the underlying products and service mix affect our revenues and operating profits.

With respect to our wealth management services, we work with product brokers who distribute a variety of wealth management products, and are qualified to provide investment advices and customize wealth management investment portfolios designed to specifically respond to the investment and wealth management needs of our clients. Currently, and for the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, all product brokers we work with are Hong Kong-based insurance brokers who have access to, and distribute, a large portfolio of insurance policies from various insurance companies, and who directly compensate us based upon the insurance premiums purchased by our clients. We also provide our clients value-added services including personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, and referrals to renowned high-end medical and education resources.

We launched our wealth management service business with insurance products because we believe that insurance products meet our clients’ wealth management and preservation objectives. Additionally, premiums of long-term insurance products purchased by PRC visitors have recorded a rapid growth in recent years with a CAGR of 37.3% from 2013 to 2017 according to Frost & Sullivan. To successfully subscribe for insurance policies, our clients must be first approved by the relevant insurance companies, and then pay the annual premiums and complete the requisite free-look periods. The brokers pay us referral fees after our clients’ insurance policies are successfully subscribed and when the policies are successfully renewed. The insurance products purchased by our clients primarily include health protection plans and comprehensive disease protection plans, with a significant portion in wealth preservation such as savings plans. Wealth preservation products typically provide long-time compound interests intended to realize wealth preservation and growth. We generated total referral fees of $3,515,525 from the subscription by our clients of savings plans, accounting for approximately 93% of our total net revenue for the fiscal year ended September 30, 2018, while referral fees from all other insurance products accounted for approximately 2% of our total net revenue in the same period. For the six months ended March 31, 2019, we generated a referral fee of $155,922 from the subscription by our clients of savings plan insurance policies, accounting for approximately 92% of our revenue from wealth management services. For more detailed information regarding savings plans, see “Business—Wealth Management Services—Our Wealth Management Revenue Generation.” As such, our revenues from wealth management services vary by the type of insurance products our clients decide to purchase, as the rates for the referral fee we receive from wealth management vary with the types of insurance products purchased by our clients through those brokers. While a majority of our revenue was generated from referral fees from clients purchasing savings plans, our clients selected their policies based upon their investment needs, market conditions and broker recommendations, without any recommendation or advice from us. We expect that our plan to increase the number of product brokers we work with, therefore increasing and diversifying the types of products that can be subscribed to by our clients, will attract more clients to use our services.

Our asset management funds are FOFs that invest in other underlying funds which are carefully selected and allocated by our asset management team and approved by our investment committee. As of March 31, 2019, we managed two investment funds - PGA and SP1. PGA invests in a basket of renowned global quantitative hedge funds each with a diversified portfolio of global equities, futures, bonds, and commodities, and aims to deliver high quality risk-adjusted return and high liquidity to investors with a quantitative strategy under prudent and extensive risk management. SP1 was an exclusive fund which aimed to achieve steady but risk-controlled return by investing in two quantitative market neutral funds. SP1 was fully redeemed by its investors in April 2019.

PGA and SP1 had AUM in the amounts of $7,043,465 and $1,013,081, respectively, as of September 30, 2017; $6,952,317 and $940,464, respectively, as of September 30, 2018; and $6,997,193 and $853,165, respectively, as of March 31, 2019. We charge investors subscription fees, performance fees and management fees in exchange for managing and advising these funds. We generated fees for both PGA and SP1 in the amount of $49,588, $180,454 and $87,709 for the six months ended March 31, 2019 and for the fiscal years ended September 30, 2018 and 2017, respectively, representing approximately 6.2%, 4.8% and 100% of our revenues, respectively. Both PGA and SP1 are open-end funds where the performance fees and management fees are charged over their life cycles until redemption by investors.

Our funds make investment and allocation recommendations to our asset management team and investment committee by choosing underlying funds based upon a fund selection model that access our funds data base. Currently, our funds database includes approximately 150 hedge funds. We expect to continue to expand our database, increase fund categories and perform rigorous risk management to insure the high quality of the funds. As such, we expect our revenue from asset management related services, as a percentage of total net revenue, to increase in the future as we expect to continue to grow our asset management services, and expect our funds to maintain stable performances in a volatile market.

Additionally, with respect to our asset management related advisory services, our clients are investment-related enterprises that seek to establish or have recently established investment funds in Hong Kong. Our clients typically have prior investment experience, or are funds that are newly launched or in the pre-launch phase. Our asset management related advisory services draw upon our experience and qualification in fund establishment, compliance and operation in Hong Kong.

Operating Costs and Expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees and general and administrative expenses. Wages and salaries accounted for 76% and 71% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2018 and 2017. Rental fees accounted for 12% and 6% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2018 and 2017, respectively while general and administrative expenses accounted for 12% and 23% of our total selling, general and administrative expenses, respectively. Wages and salaries accounted for 73% and 71% of our total selling, general and administrative expenses for the six months ended March 31, 2019 and 2018, respectively. Rental fees accounted for 9% and 12% of our total selling, general and administrative expenses for the six months ended March 31, 2019 and 2018, respectively, while general and administrative expenses accounted for 18% and 17% of our total selling, general and administrative expenses for each such period, respectively.

Our selling, general and administrative expenses are expected to increase as we intend to recruit additional client relationship managers for our wealth management operation and asset management professionals for our asset management operation, and to incur additional expenses in brand marketing and client experience optimization to match the expansion and growth of our business. We also expect to incur additional fees and costs related to the growth of our business. We also expect to incur additional legal, accounting and other professional service fees, auditing fees, investor relations, shareholder meetings, when we become a publicly traded company in the United States. Therefore, our operating costs and expenses are expected to have a significant impact on our results of operations.

Key Components of Consolidated Statements of Comprehensive Income (Loss)

Revenue

We generate revenue from our wealth management services and asset management services. The following table sets forth a breakdown of our revenue for the periods indicated:

	For the six months ended March 31 (Unaudited),
	2019	% of Revenue	2018	% of Revenue
Wealth management services
Referral fees	$168,885	21.02%	$2,765,777	96.59%
Subtotal	168,885	21.02%	2,765,777	96.59%
Asset management services
Advisory service fees	585,000	72.81%	-	-
Performance fees	10,597	1.32%	49,594	1.73%
Management fees	38,991	4.85%	39,525	1.38%
Subscription fees	-	-%	8,500	0.30%
Subtotal	634,588	78.98%	97,619	3.41%
Total net revenue	$803,473	100.00%	$2,863,396	100.00%

	For the years ended September 30,
	2018	% of Revenue	2017	% of Revenue
Wealth management services
Referral fees	$3,586,309	95.20%	$-	-
Subtotal	3,586,309	95.20%	-	-
Asset management services
Performance fees	89,594	2.38%	10,849	12.37%
Management fees	82,360	2.19%	17,189	19.60%
Subscription fees	8,500	0.23%	59,671	68.03%
Subtotal	180,454	4.80%	87,709	100.00%
Total net revenue	$3,766,763	100.00%	$87,709	100.00%

Wealth management services

Revenue from wealth management services is generated from referral fees paid by insurance brokers who successfully sold wealth management products to our high net worth and ultra-high net worth clients. The referral fees are calculated based on the premium amounts payable by our client for the first year and premiums payable for the remaining years of the policy. We are entitled to receive those referral fees once all of the following conditions have occurred: (i) a client we introduce to insurance brokers enter into purchase agreements with insurance companies who are product providers, (ii) the client has paid the requisite premiums and (iii) a free-look period is completed. For the fiscal year ended September 30, 2018, 90% of the referral fees were derived from first year premiums with the remainder from renewal premiums. For the six months ended March 31, 2019, 50% of the referral fees were derived from first year premiums with the other 50% from renewal premiums. Referral fees for policy renewals are payable generally at a lower fee percentage than the fee rates in connection with initial origination. The rates of such referral fees are confidential pursuant to our referral service agreements with each individual product broker, generally in the range of 3-35% and 4-35% of the value of insurance products purchased for the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, respectively, depending on the specific nature of the products and terms of the policies.

During the fiscal year ended September 30, 2018, we introduced a total of 19 clients to insurance brokers we work with, which clients purchased an aggregate of 25 insurance policies with an aggregate premium amount of $44,323,970, or $2,332,841 per client on average. For the fiscal year ended September 30, 2018, our weighted-average referral fee based on the total premiums of insurance policies purchased was 7.28% for policies origination, and 8.09% for both policies origination and renewal. We believe our future weighted-average referral fee will increase because we will be able to renegotiate our referral fee rates with brokers we work with. This assumption is based on the increase of insurance premium volume introduced by us, the increased purchase frequency of large policy premium per client per policy and a longer history of cooperation.

During the six months ended March 31, 2019, we introduced a total of six clients to insurance brokers we work with. These six clients purchased seven insurance policies in total, with an aggregate premium amount of $893,164, or $148,861 per client on average. For the six months ended March 31, 2019, our weighted-average referral fee based on the total policy premiums was 9.50% for policies origination, and 1.93% for both policies origination and renewal.

Revenue generated from wealth management operation in the six months ended March 31, 2019 decreased significantly compared to the same period of 2018 due to the decrease in the number of new insurance policies purchased by our clients. The decrease in the overall number of new insurance policies purchased by our clients was primarily due to two reasons. First, during the six months ended March 31, 2019, our management made a strategic decision to divert some of our resources to implement a new marketing plan, which is aimed at developing new client acquisition pipelines and strategically expanding our client base. For more details on our new marketing plans, please see “Business— Marketing and Brand Promotion.” Second, during the six months ended March 31, 2019, we allocated resources for our proposed public offering, which diminished the time our executives and staff spent for business development.

Asset management services

As of March 31, 2019, we managed two investment funds that were both FOFs - PGA and SP1. Both PGA and SP1 were managed by PGAM, with PAM serving as the investment advisor. SP1 was fully redeemed by its investors in April 2019.

The AUM of the two funds in the aggregate were $7,850,358, $7,892,781 and $8,056,546 as of March 31, 2019, September 30, 2018 and 2017, respectively.

With respect to the funds we manage, we charge investors performance fees, management fees and subscription fees. Revenue generated from our asset management business amounted to $49,588, $180,454 and $87,709 for the six months ended March 31, 2019 and for the fiscal years ended September 30, 2018 and 2017, respectively, accounting for approximately 6.2%, 4.8% and 100% of our total revenues for those periods, respectively. Clients for both PGA and SP1 may redeem their investment on a quarterly basis without any other restrictions.

The following table sets forth the changes in AUM for our two funds for the periods indicated below:

	PGA	SP1	Total
AUM, as of the establishment	$-	$-	$-
Subscription	7,034,002	5,000,000	12,034,002
Redemption	-	(3,923,254)	(3,923,254)
Appreciation/(deprecation)	59,174	(25,667)	33,507
Fees	(49,711)	(37,998)	(87,709)
AUM, as of September 30, 2017	7,043,465	1,013,081	8,056,546
Subscription	1,100,000	-	1,100,000
Redemption	(1,708,359)	-	(1,708,359)
Appreciation/(deprecation)	686,363	(61,315)	625,048
Fees	(169,152)	(11,302)	(180,454)
AUM, as of September 30, 2018	6,952,317	940,464	7,892,781
Subscription	-	-	-
Redemption	(50,000)	-	(50,000)
Appreciation/(deprecation)	140,984	(83,819)	57,165
Fees	(46,108)	(3,480)	(49,588)
AUM, as of March 31, 2019	6,997,193	853,165	7,850,358

PGA’s AUM was $6,997,193, $6,952,317 and $7,043,465, respectively, as of March 31, 2019, September 30, 2018 and 2017.The AUM of PGA accounted for 89% and 88% of our total AUM as of March 31, 2019 and September 30, 2018, respectively. PGA generated a return of 1.4% for the six months ended March 31, 2019, 7.6% for the fiscal year ended September 30, 2018 and a return of 10.7% from establishment to March 31, 2019.

SP1’s AUM was $853,165, $940,464 and $1,013,081, respectively, as of March 31, 2019, September 30, 2018 and 2017. The AUM of SP1 only accounted for 11% and 12% of our total AUM as of March 31, 2019 and September 30, 2018, respectively and thus we believe it has limited impact on our future revenue. For the six months ended March 31, 2019 and fiscal year ended September 30, 2018, the net loss of SP1 was 9.3% and 7.2%, respectively, due to the depreciation of the underlying funds.

The following is a description of the components of our revenue from fund management services:

●	Performance fees: We generally charge a performance fee based on the extent by which the fund’s investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value before performance fees has reached a new high-water mark, we are entitled to obtain 10% to 13.5% of the incremental portion; our performance fees is calculated based upon the high-water mark for each quarter. This fee is payable quarterly and nonrefundable. We do not calculate our performance fee based upon, nor do we calculate, a fund’s lifetime high-water mark. Our performance fees for the fiscal years ended September 30, 2018 and 2017 were $89,594 and $10,849, respectively. The performance fees increased by $78,745 in the fiscal year ended September 30, 2018 compared to the fiscal year ended September 30, 2017. This increase primarily reflects the positive performance of the two funds as compared to the same period of 2017. For the six months ended March 31, 2019, we earned performance fees of $10,597, a $38,997 decrease compared to the same period in 2018, due to the less favorable performance of PGA.

The following table sets a breakdown of the investment performance and high-water mark of the two funds for the periods indicated:

	PGA			SP1
	GAV per share	High-water mark	# of Shares	GAV per share	High-water mark	# of Shares
June 30, 2017	101.36	100.00	24,567	97.39	100.00	5,000
September 30, 2017	101.78	101.18	69,250	100.16	100.14	10,132
December 31, 2017	104.92	101.69	70,257	103.32	100.14	10,119
March 31, 2018	105.77	104.48	78,471	102.83	103.00	10,119
June 30, 2018	104.92	105.53	78,430	95.90	103.00	10,119
September , 2018	109.75	105.53	63,674	92.94	103.00	10,119
December 31, 2018	108.07	109.19	63,674	86.13	103.00	10,119
March 31, 2019	110.93	109.19	63,212	84.32	103.00	10,119

●	Management fees: We generally charge a management fee of one-twelfth of 0.8% to 1.5% of the net asset value attributable to our client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis. The management fee is payable in U.S. dollars monthly in arrears as soon as the net asset value calculation is completed by the fund administrator and approved by PAM, the fund advisor, by the end of each month and it is nonrefundable. Our management fees for the six months ended March 31, 2019 and the fiscal years ended September 30, 2018 and 2017 were $38,991, $82,360 and $17,189, respectively. The weighted average annual management fee rate for the six months ended March 31, 2019 and the fiscal years ended September 30, 2018 and 2017 were 1.0%, 1.0% and 0.7%, respectively. We provided favorable management fee rates to certain clients when we first launched PGA and SP1 in early 2017, which led to a lower weighted average annual management fee rate for the fiscal year 2017. The management fees decreased by $534 for the six months ended March 31, 2019 compared to the six months ended March 31, 2018, mainly due to a slight decrease in our aggregate AUM. The management fees increased by $65,171 for the fiscal year ended September 30, 2018 compared to the fiscal year ended September 30, 2017, mainly due to longer management period and higher AUM in 2018 as compared to the same period of 2017. We expect our management fees to continue to grow as we expand our asset management business in the foreseeable future.

●	Subscription fees: We generally charge our clients a subscription fee ranging from 0.80% to 1.25% of the capital contributions made to the funds. Our subscription fee is a one-off charge and is payable to us after the client has completed the initial investment. The subscription fees are nonrefundable. Our subscription fees for the six months ended March 31, 2019 and 2018, and the fiscal years ended September 30, 2018 and 2017 were $0, $8,500, $8,500 and $59,671, respectively. The weighted average subscription fee rates for the six months ended March 31, 2019 and 2018 and the fiscal years ended September 30, 2018 and 2017 were 0%, 0.8%, 0.8%, and 0.6%, respectively. We provided favorable subscription fee rates to certain clients when we first launched PGA and SP1 in early 2017. The subscription fees decreased by $8,500 for the six months ended March 31, 2019 as compared to the six months ended March 31, 2018, due to no additional subscription in this period. The subscription fees for the fiscal year ended September 30, 2018 decreased by $51,171 as compared to the fiscal year ended September 30, 2017, primarily due to the fact that the funds were first established in fiscal year ended September 30, 2017 and the subscription fees were paid to us during the fiscal year ended September 30, 2017 when clients initially subscribed to those funds.

Operating Costs and Expenses

Our operating costs and expenses are primarily comprised of selling, general and administrative expenses, which include wages and salaries, rental fees and general and administrative expenses.

The following table sets forth the components of our selling, general and administrative expenses for the periods indicated.

	For the six months ended March 31,
	2019	%	2018	%
Wages and salaries	$118,520	73.09%	$90,160	71.09%
Rental fees	15,302	9.44%	15,344	12.10%
General and administrative expenses	28,333	17.47%	21,325	16.81%
Total selling, general and administrative expenses	$162,155	100.00%	$126,829	100.00%

	For the years ended September 30,
	2018	%	2017	%
Wages and salaries	$187,620	75.55%	$175,856	71.38%
Rental fees	30,638	12.34%	14,136	5.74%
General and administrative expenses	30,070	12.11%	56,360	22.88%
Total selling, general and administrative expenses	$248,328	100.00%	$246,352	100.00%

Wages and salaries

Wages and salaries consist of salaries and benefits related to our employees, which accounted for 76% and 71% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2018 and 2017, and 73% and 71% for the six months ended March 31, 2019 and 2018, respectively.

Rental fees

Rental fees consist of our office rental expenses for our operation. The amount of rental fees accounted for 12% and 6% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2018 and 2017 and 9% and 12% for the six months ended March 31, 2019 and 2018, respectively.

General and administrative expenses

General and administrative expenses primarily consist of daily operational administrative expenses such as business registration expenses, audit fees, traveling expenses and miscellaneous, which accounted for 12% and 23% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2018 and 2017, and 18% and 17% for the six months ended March 31, 2019 and 2018, respectively.

We expect that our operating costs and expenses will continue to increase as our business expands.

Tax

The Company and its subsidiaries file tax returns separately.

The Cayman Islands

The Company and PGAM are incorporated in the Cayman Islands and the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but are otherwise not a party to any other double tax treaties.

British Virgin Islands

PPWM and PAI are subsidiaries of the Company incorporated in the British Virgin Islands (“BVI”). There is no income or other tax in the BVI imposed by withholding or otherwise on any payment to be made to or by our BVI subsidiaries.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$254,800), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$254,800). Our subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in our fiscal year 2019. All our Hong Kong subsidiaries that are not entitled to any tax holiday were previously subject to income tax at a rate of 16.5%. Our Hong Kong subsidiaries, PWM and PAM, did not have assessable profits that were derived in Hong Kong for the fiscal years ended September 30, 2018 and 2017. Therefore, no Hong Kong profit tax has been provided for the fiscal years ended September 30, 2018 and 2017. For the six months ended March 31, 2019, our subsidiary PWM in Hong Kong did not have assessable profits that were derived in Hong Kong and no Hong Kong profit tax has been provided for the six months ended March 31, 2019. Our Hong Kong subsidiary, PAM, had assessable profits that were derived in Hong Kong and is subject to Hong Kong profit tax with statutory tax rate of 16.5%. PPWM, our BVI subsidiary, is conducting business in Hong Kong and primarily derives its income in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong. We plan to conduct the new assessments of our subsidiaries in Hong Kong at the end of fiscal year 2019 according to the relevant tax laws and regulations of Hong Kong.

Critical Accounting Policies Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The following descriptions of critical accounting policies, judgments and estimates summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Basis of presentation

The accompanying consolidated financial statement shave been prepared in conformity with U.S. GAAP.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all the subsidiaries of the Company. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: govern the financial and operating policies; appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. After evaluating the impact of the above guidance, the service fees the Company earns are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests.

Fair value measurement

We have applied ASC Topic 820, Fair Value Measurements and Disclosures which define fair value, establish a framework for measuring fair value and expand financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, other receivables, others payable and accrued liabilities, based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Revenue Recognition

Revenues primarily consist of referral fees, subscription fees, management fees, performance fees and advisory services fees.

Revenue is recognized when all of the following conditions are met for each deliverable: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue recognition policies for each type of service are discussed as follows:

Referral fees

We work with wealth management product brokers that distribute and have access to a variety of wealth management products that can be customized to meet the investment and wealth management needs of our high net worth and ultra-high net worth clients. We primarily derive revenue when a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers we work with, such client has paid premium and the applicable free-look period has elapsed. We are then entitled to receive referral fees paid directly by the brokers. The referral fees are computed as a percentage of the first year premiums and renewal premiums to be paid by our clients. Revenue on first year premiums is recognized when a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers we work with, such client has paid the requisite premiums and the applicable free-look period has expired. Revenue on renewal premiums is recognized on the renewal date, when renewal premiums are due.

Performance fees

We are entitled to receive a performance fee based on the extent by which the fund’s investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value before performance fees has reached a new water mark, we as the fund manager is entitled to obtain 10% to 13.5% of the incremental portion; our performance fee is calculated based upon the high-water mark for each quarter, this fee is required to be paid to us on a quarterly basis and is nonrefundable. We recognize revenues when the performance fee was accrued, as soon as the net asset value calculation has been completed by the fund administrator and approved by the Company by the end of each quarter.

Management fees

We are entitled to receive a management fee of one-twelfth of 0.8% to 1.5% of the net asset value attributable to our client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis and it is nonrefundable. The management fee will be payable in US Dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each month and we recognize revenue monthly after the related services are rendered in accordance with the investor’s private placement memorandum.

Subscription fees

Subscription fees are earned primarily at the beginning of the subscription period for most of the funds when applicable. Subscription fee is a one-off charge. We recognize revenues when the investment funds are successfully established. The subscription fee is payable to us after the investor has completed the initial investment in the funds. The subscription fee is generally nonrefundable.

Advisory service fees

We act as an ongoing advisor to the client and provide a package of advisory services for a one-year period, including but not limited to, coordinating in fund structure design, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, coordinating daily operation and setting up meetings during post-establishment period. None of the service elements are essential or significant in value to the other service elements as all the services elements are highly integrated in order to provide advisory services throughout the client’s fund’s establishment and operating period. We charge a fixed annual fee for acting as an ongoing advisor and recognize revenue over the service period on a monthly basis.

We provide professional advisory services to clients in setting up new funds as an advisor, which includes but not limited to, coordinating in fund structure design, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, organizing meeting. We provide comprehensive advisory services to the client in the fund establishment process. None of the service elements are essential or significant in value to the other service elements as all the services elements are highly integrated in order to provide advisory services throughout the client’s fund’s establishment and operating period. We charge a one-off fee for acting as a fund formation advisor and recognize revenues after all the services are rendered.

Income tax

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Results of Operations

The tables in the following discussion sets forth our consolidated statements of comprehensive income (loss) for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily of the results that may be expected for any future period.

Comparison of Results of Operations for the Years Ended September 30, 2018 and 2017

	For the years ended September 30,
	2018	2017
Net revenue
Wealth management services
Referral fees	$3,586,309	$-
Subtotal	3,586,309	-

Asset management services
Performance fees	89,594	10,849
Management fees	82,360	17,189
Subscription fees	8,500	59,671
Subtotal	180,454	87,709
Total net revenue	3,766,763	87,709

Operation cost and expenses
Selling, general and administrative expenses	248,328	246,352
Total operation cost and expenses	248,328	246,352

Income (loss) from operations	3,518,435	(158,643)

Other income	378	83

Income (loss) before income taxes provision	3,518,813	(158,560)
Income tax provisions	567,275	-

Net income (loss)	$2,951,538	$(158,560)

Other comprehensive income (loss)
Foreign currency translation adjustment	1,964	(347)
Total comprehensive income (loss)	$2,953,502	$(158,907)

Revenue

Our total net revenue was $3,766,763 and $87,709 for the years ended September 30, 2018 and 2017, respectively. The significant increase in total net revenue was due to the following factors: 1) we commenced wealth management services in middle of 2017 and started to generate revenues from our wealth management services in October 2017, the beginning of fiscal year of 2018, and 2) we recognized an increase in revenue generated from our asset management services.

Our revenue generated from wealth management services was $3,586,309 for the year ended September 30, 2018, and accounted for 95.2% of our total net revenue. The increase was due to the fact that we started our wealth management business in mid of 2017. See “—Key Components of Consolidated Statements of Comprehensive Income (Loss) – Revenue.”

Our revenue generated from asset management services increased by $92,745 for the fiscal year ended September 30, 2018 as compared to the same period in 2017, and accounted for 4.8% of our total revenue. This increase was primarily due to the following factors: 1) an increase of $78,745 in performance fees, which primarily reflect the positive performance of the funds we manage; 2) an increase of $65,171 in management fees as the management period was 12 months in 2018 while the management period in 2017 was only 7 months and we raised more capital for our the fund as compared to the same period of 2017, and; 3) a decrease of $51,171 in subscription fees attributable to the decrease in number of subscriptions. See “—Key Components of Consolidated Statements of Comprehensive Income (Loss) – Revenue.”

Operation cost and expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees and general and administrative expenses.

Wages and salaries kept relatively stable for the years ended September 30, 2018 and 2017 and the increase of $16,502 of rental fees was mainly due to the commencement of our wealth management operation in the fiscal year 2018, while we had only asset management business for the year ended September 30, 2017. Our general and administrative expenses for the years ended September 30, 2018 and 2017 were $30,070 and $56,360, respectively. General and administrative expenses mainly comprise of daily operational administrative expenses, including business registration expenses, audit fees and traveling expenses. The decrease was primarily due to the decrease in administrative expense for setting up our companies, which amounted to $13,803 and $42,278 for the years ended September 30, 2018 and 2017, and accounted for 5.6% and 17.2% of our total selling, general and administrative expenses for the years ended September 30, 2018 and 2017, respectively.

Income tax expense

Income tax expense increased by $567,275 from $0 for the year ended September 30, 2017 to $567,275 for the year ended September 30, 2018, primarily due to the profits generated from our wealth management services in the fiscal year 2018. Our effective tax rate was 16.12% and 0% for the years ended September 30, 2018 and 2017, respectively. See “Key Components of Consolidated Statements of Comprehensive Income (Loss) – Taxation.”

Net income (loss)

As a result of the foregoing, our net income was $2,951,538 and our net loss was $158,560 for the years ended September 30, 2018 and 2017, respectively.

Comparison of Results of Operations for the Six Months Ended March 31, 2019 and 2018

	For six months ended March 31 (Unaudited),
	2019	2018
Net revenue
Wealth management services
Referral fees	$168,885	$2,765,777
Subtotal	168,885	2,765,777

Asset management services
Advisory service fees	585,000	-
Performance fees	10,597	49,594
Management fees	38,991	39,525
Subscription fees	-	8,500
Subtotal	634,588	97,619
Total net revenue	803,473	2,863,396

Operation cost and expenses
Selling, general and administrative expenses	162,155	126,829
Total operation cost and expenses	162,155	126,829

Income from operations	641,318	2,736,567

Other income	92	245

Income before income tax provision	641,410	2,736,812
Income tax provisions	66,250	444,182

Net income	$575,160	$2,292,630

Other comprehensive loss
Foreign currency translation adjustment	(1,029)	(8,175)
Total comprehensive income	$574,131	$2,284,455

Revenue

Our total net revenue was $803,473 and $2,863,396 for the six months ended March 31, 2019 and 2018, respectively. Revenue generated from wealth management operation in the six months ended March 31, 2019 decreased significantly compared to the same period of 2018 due to the decrease in the number of new insurance policies purchased by our clients, which was primarily due to two reasons. First, during the six months ended March 31, 2019, our management made a strategic decision to divert part of our resources to implement a new marketing plan aimed at developing new client acquisition pipelines and strategically expanding our client base. For more details on our new marketing plans, please see “Business— Marketing and Brand Promotion.” Second, during the six months ended March 31, 2019, we allocated resources to prepare for this offering, which diminished the time of our executives and staff for business development.

Nevertheless, we expect to generate a majority of our revenue from our wealth management business. See discussion under “Recent Operating Results (Preliminary and Unaudited).”

Our revenue generated from asset management services increased by $536,969 for the six months ended March 31, 2019 as compared to the same period in 2018, and accounted for 79.0% of our total revenue. The increase was primarily due to the following factors: 1) an increase of $585,000 in fees for advisory services which we started providing in late 2018 in response to the needs of investment company clients intending to raise funds in Hong Kong; 2) a decrease of $38,997 in performance fees, and 3) a decrease of $8,500 in subscription fees. See “Key Components of Consolidated Statements of Comprehensive Income (Loss) – Revenue” for more information. With respect to the advisory services, we charge a fixed annual fee for acting as an ongoing advisor, and a one-off fee for acting as a fund formation advisor. The advisory services revenues we generated from two clients were $585,000 in total.

Operation cost and expenses

Our operating costs and expenses are primarily comprised of selling, general and administrative expenses, which include wages and salaries, rental fees and general and administrative expenses.

Wages and salaries for the six months ended March 31, 2019 increased by $28,360 from $90,160 for the six months ended March 31, 2018 due to increase in number of employees in our wealth management services in 2019. Our general and administrative expenses for the six months ended March 31, 2019 and 2018 were $28,333 and $21,325, respectively. General and administration expenses mainly comprised daily operational administrative expenses such as business registration expenses, traveling expenses and miscellaneous. The rental fees were stable for six months ended March 31, 2019 and 2018.

Income tax expense

Income tax expense decreased by $377,932 from $444,182 for the six months ended March 31, 2018 to income tax expense of $66,250 for the six months ended March 31, 2019, mainly due to the decrease of revenue of wealth management service business. Our effective tax rate was 10.33% and 16.23% for the six months ended March 31, 2019 and 2018, respectively. The decrease was mainly due to the utilization of deferred tax assets. See “Key Components of Consolidated Statements of Comprehensive Income (Loss) – Taxation.”

Net income

As a result of the foregoing, our net income was $575,160 and $2,292,630 for the six months ended March 31, 2019 and 2018, respectively.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our business operations and capital contributions by our shareholders. We received capital injections by our shareholders of $0 and $63,702 for the six months ended March 31, 2019 and 2018, respectively and $63,702 and $385,657 for the years ended September 30, 2018 and 2017, respectively.

As of March 31, 2019 and September 30, 2018 and 2017, we had cash and cash equivalents of $222,101 $435,847 and $137,407, respectively. Our cash and cash equivalents consist of on demand deposits placed with banks which are unrestricted as to withdrawal and use, and were held by our subsidiaries. As of March 31, 2019 and September 30, 2018 and 2017, our working capital amounted to $3,785,827, $3,201,344 and $194,491, respectively.

Based on our total cash and cash equivalents as of March 31, 2019, the cash inflows from operating activities, we did not experience or identify any material trends or any known demands, commitments, events or uncertainties, in our liquidity, capital resources and results of operations, such as material commitments for capital expenditures, bank loan and deposit. We believe that our current cash and cash equivalents and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The occurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Changes in Our Financial Position

As of March 31, 2019, our cash and cash equivalents were $222,101, representing a decrease of $213,746 from $435,847 as of September 30, 2018, mainly due to decrease in revenue and prepayment of IPO related professional fees. As of March 31, 2019, our accounts receivable were $665,446, representing an increase of $255,916 from $409,530 as of September 30, 2018, which represents the amount to be collected from customers (i.e., persons from whom we generate revenues) pursuant to the agreements with product brokers and agreements with clients to whom we provide asset management related services. As of March 31, 2019, amounts due from related parties were $2,559,978, representing a decrease of $476,204 from $3,036,182 as of September 30, 2018, primarily due to repayment received from Ms. Xinyu Zhao partially offset by amounts due to related parties. See “Related Party Transactions.” As of March 31, 2019, our tax payable was $632,321, representing an increase of $54,318 from $578,003 as of September 30, 2018, mainly due to the net profit generated for the six months ended March 31, 2019, which is derived in Hong Kong and is subject to Hong Kong profit tax at a statutory tax rate of 16.5%. As of March 31, 2019, amounts due to related parties were $0 due to repayments in the amount of $394,357 made to a related party and offsetting with amounts due from related parties. See “Related Party Transactions.”

As of September 30, 2018, our cash and cash equivalents were $435,847, representing an increase of $298,440 from $137,407 as of September 30, 2017, primarily due to the growth in revenue from wealth management services which commenced in mid-2017 and continued to grow during the fiscal year ended September 30, 2018. As of September 30, 2018, our accounts receivable were $409,530, representing an increase of $396,272 from $13,258 as of September 30, 2017, which was consistent with the expansion of our operations. As of September 30, 2018, amounts due from related parties were $3,036,182, representing an increase of $3,028,422 from $7,760 as of September 30, 2017, primarily due to the fact that the individual bank account of Ms. Xinyu Zhao was used to collect referral fees earned by the Company, which resulted in a significant balance of amounts due from a related party. See “Related Party Transactions.” As of September 30, 2018, our tax payable was $578,003, representing an increase of $578,003 from $0 as of September 30, 2017, mainly due to the net profit generated for the year ended September 30, 2018, which is derived in Hong Kong and is subject to Hong Kong profit tax at a statutory tax rate of 16.5%. As of September 30, 2018, amounts due to related parties were $394,357, representing an increase of $365,234 from $29,123 as of September 30, 2017, mainly due to the increase in funds transferred from one shareholder for operational purposes. See “Related Party Transactions”.

Six Months Ended March 31, 2019 Compared to Six Months Ended March 31, 2018

	For the six months ended March 31 (Unaudited),
	2019	2018
Summary of our cash flows

Net cash provided by (used in) operating activities	$378,676	$(19,483)
Net cash (used in) provided by financing activities	(583,788)	63,702
Effect of exchange rate changes on cash and cash equivalents	(8,634)	(8,353)
Net (decrease) increase in cash and cash equivalents	(213,746)	35,866
Cash and cash equivalents, beginning balance	435,847	137,407
Cash and cash equivalents, ending balance	$222,101	$173,273

Net cash provided by (used in) operating activities

Net cash provided by operating activities amounted to $378,676 for the six months ended March 31, 2019. This was due to a net income of $575,160, adjusted by a decrease of net deferred tax of $10,332; and the effect of changes in working capital mainly including: (1) an increase of $255,916 in accounts receivable from our customers; (2) a decrease of $98,169 in amounts due from related parties; (3) an increase of $25,516 in prepaid expenses and other assets; (4) a decrease of $8,698 in amounts due to related parties; (5) an increase of income taxes payable of $54,318; and (6) a decrease of $69,173 in other payables and accrued liabilities.

Net cash used in operating activities amounted to $19,483 for the six months ended March 31, 2018. This was due to a net income of $2,292,630, adjusted by an increase of net deferred tax of $6,072; and the effect of changes in working capital mainly including: (1) an increase of $333,579 in accounts receivable from our customers; (2) an increase of $2,551,299 in amounts due from related parties; (3) an increase of $177,584 in prepaid expenses and other assets; (4) an increase of $210,724 in amounts due to related parties; (5) an increase of income taxes payable of $448,638; and (6) an increase of $97,059 in other payables and accrued liabilities.

Net cash used in financing activities

Net cash used in financing activities amounted to $583,788 for the six months ended March 31, 2019. This was due to deferred offering cost. Net cash provided by financing activities amounted to $63,702 was due to proceeds from shareholder’s capital contribution.

Year Ended September 30, 2018 Compared To Year Ended September 30, 2017

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2018	2017
Summary of our cash flows

Net cash provided by (used in) operating activities	$232,774	$(247,903)
Net cash provided by financing activities	63,702	385,657
Effect of exchange rate changes on cash and cash equivalents	1,964	(347)
Net increase in cash and cash equivalents	298,440	137,407
Cash and cash equivalents, beginning balance	137,407	-
Cash and cash equivalents, ending balance	$435,847	$137,407

Net cash provided by (used in) operating activities

Net cash generated in operating activities was $232,774 for the year ended September 30, 2018. This was due to a net income of $2,951,538, adjusted by an increase of net deferred tax of $10,351; and the effect of changes in working capital mainly including: (1) an increase of $396,272 in accounts receivable from our customers; (2) an increase of $3,028,422 in amounts due from related parties mainly due to the collection of referral revenue by shareholder and netted off by expense paid by the Company on behalf of related parties; (3) an increase of $316,793 in prepaid expenses and other assets; (4) an increase of $365,234 in amounts due to related parties; (5) an increase of income taxes payable of $578,003; and (6) an increase of $89,837 in other payables and accrued liabilities.

Net cash used in operating activities amounted to $247,903 for the year ended September 30, 2017. This was due to a net loss of $158,560, and the effect of changes in working capital mainly including: (1) an increase of $13,258 in accounts receivable from our customers; (2) an increase of $7,760 and $68,923 in amounts due from related parties and prepayments and other assets, respectively; (3) a decrease of $3,136 in amounts due to related parties due to the rental fee and expense paid by related parties; and (4) an increase of $3,734 in other payables and accrued liabilities.

Net cash provided by financing activities

Net cash provided by financing activities amounted to $63,702 and $385,657 for the fiscal years ended September 30, 2018 and 2017, respectively, attributable to proceeds from a shareholder’s capital injection.

Contractual Obligations

Our contractual obligations as of March 31, 2019 consisted of approximately $59,880 in lease commitments expiring on July 31, 2021 (inclusive). We lease our office premises under two non-cancelable (unless duly cancelled by written agreement of the parties) operating leases and the rental fee of HK$20,000 per month (approximately US$2,550).

Minimum future commitments under non-cancelable operating lease agreements as of March 31, 2019 are as follows:

Lease Commitment
Six months ending September 30, 2019	$3,822
Year ending September 30, 2020	30,577
Year ending September 30, 2021	25,481
Total	$59,880

Capital Expenditures

We do not have any capital expenditures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended September 30, 2018 and 2017.

The material weaknesses identified related to: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of independent directors and an audit committee. Neither we nor our independent registered public accounting firm tested our internal control under the Sarbanes-Oxley Act.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team and relevant staff with working experience of U.S. GAAP and SEC reporting requirements to strengthen the financial reporting function and establishing a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; and (iii) setting up a financial and system control framework to improve overall internal controls. As of March 31, 2019, we engaged additional qualified financial and accounting staff to strengthen the financial reporting function and establish a comprehensive policy and procedure manual. As of the date of this prospectus, we have hired two independent director nominees, and one of the independent director nominees is offered to serve as the chairman of audit committee, effective as of the effective date of this prospectus.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Corporate Structure — Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.”

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

Concentration Risk

Details of the customers (including insurance brokers and our advisory service clients) accounting for 10% or more of total net revenue are as follows:

	For the six months ended March 31 (Unaudited),				For the years ended September 30,
	2019	%	2018	%	2018	%	2017		%
Company A	$136,860	17.03	$2,442,098	85.29	$2,897,844	76.93	$	*	*
Company B	-	-	310,436	10.84	675,231	17.93		*	*
Company C	*	*	*	*	*	*		49,712	56.68
Company D	*	*	*	*	*	*		37,997	43.32
Company E	300,000	37.34	*	*	*	*		*	*
Company F	285,000	35.47	*	*	*	*		*	*
	$721,860	89.84	$2,752,534	96.13	$3,573,075	94.86		$87,709	100.00

*	Represented less than 10% of total net revenue for the period presented.

Details of the customers (including insurance brokers and our advisory service clients) which accounted for 10% or more of accounts receivable are as follows:

	As of March 31 (Unaudited) ,			As of September 30,
	2019		%	2018	%	2017		%
Company B	$	*	*	$356,413	87.03	$	*	*
Company C		*	*	51,861	12.66		11,085	83.61
Company D		*	*	*	*		2,173	16.39
Company E		300,000	45.08	*	*		*	*
Company F		285,000	42.83	*	*		*	*
		$585,000	87.91	$408,274	99.69		$13,258	100.00

*	Represented less than 10% of account receivables as of the end of the period.

As shown above, we are exposed to concentration risk. Deterioration of our customer’s operating conditions and our inability to develop new customers in a timely manner may have an impact on the company’s operating conditions and results of operations. See details in “Risk Factors – We are subject to concentration risk because we generate the majority of our revenues through a limited number of product brokers and advisory service clients.” In order to hedge exposure to such risk, we expect to perform ongoing credit evaluations of our customers and widen the channel for attracting more and more customers.

Foreign Exchange Risk

Foreign exchange risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

We are exposed to foreign exchange risk from our business which is denominated in currencies other than US$. Consequently, the exchange rate to our currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of our assets or liabilities denominated in currencies other than US$. Our currency exposure is measured and monitored on a regular basis by the manager.

As of March 31, 2019, September 30, 2018 and 2017, we have no significant foreign currency risk because our business is principally conducted in Hong Kong and most of the transactions are denominated in Hong Kong dollar. Since the Hong Kong dollar is pegged to the United States dollar, our exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company is an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Therefore, the Company will not be subject to the same new or revised accounting standards as public companies that are not EGCs. The Company anticipates adopting this new guidance on October 1, 2019, and will apply a modified retrospective method. The Company is currently evaluating the impact the adoption of this guidance may have on its financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. It also impacts the presentation and disclosure requirements for financial instruments. It is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, while for EGCs the amendment will become effective for fiscal years beginning after December 15, 2018. Early adoption is permitted only for certain provisions. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018. For EGCs, the amendments in ASU 2016-02 will become effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 and No. 2018-11, Leases (ASC 842). ASU 2018-10 provides narrow amendments that clarify how to apply certain aspects of the guidance in ASU 2016-02. ASU 2018-11 provides entities with an option of an additional transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. It also provides lessors an option to not separate lease and non-lease components when certain criteria are met. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, while for EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, for EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05, Income Taxes (Topic 740) – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 – the date on which the Tax Act was signed into law. The Company does not expect that adopting this guidance will have any material impacts on its financial statements as the Company does not have any US entities nor US operations.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

INDUSTRY

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT IN HONG KONG AND THE PRC

Household Income Level in Hong Kong

Given the healthy growth of the global and local economy, the income level of Hong Kong households has experienced a positive growth. From 2013 to 2017, the total number of households with monthly income of over HK$50,000 increased from 423,000 units to 621,000 units, representing a CAGR of 10.1% from 2013 to 2017, demonstrating a rapid growth in the number of middle- and upper-class households in Hong Kong in recent years and thus driving the demand for wealth and asset management services.

Source: Hong Kong Census and Statistics Department, Frost & Sullivan

Per Capital Income Level of High-Income Level Household in the PRC

With the rapid urbanization and economic improvement of the PRC, the per capita income of the high-income level, i.e. the top 20% of the highest income level of households, has witnessed a steady growth from US$7,731.0 in 2013 to US$9,624.3 in 2017, representing a CAGR of 5.6% from 2013 to 2017.

Source: National Bureau of Statistics of China, Frost & Sullivan

High Net Worth and Ultra-High Net Worth Individuals in the PRC

The term “high net worth individuals” in the PRC refers to people who own individual investable assets including financial assets and investment property with total value over $1.5 million. The term “ultra-high net worth individuals” refers to people who own individual investable assets including financial assets and investment property with total value over $4.5 million. The fast economic and social development in the PRC has propelled the rapid accumulation of wealth in the past decade. As a result, the number of high net worth and ultra-high net worth individuals in the PRC has surged from 757,800 in 2013 to 1,440,200 in 2017, at a CAGR of 17.4% from 2013 to 2017. The number of high net worth and ultra-high net worth individuals in the PRC is expected to reach 3,372,200 in 2022 at a CAGR of 18.4% from 2018 to 2022. Meanwhile, the total net worth of the HNWIs has also increased from $16.3 trillion in 2013 to $29.0 trillion in 2017, representing a CAGR of 15.5% from 2013 to 2017. Additionally, according to the Sullivan Report, it is expected that the figure will reach more than $72.0 trillion by 2022 with a CAGR of 19.9% from 2018 to 2022. The substantial growth in the number of high net worth and ultra-high net worth individuals in the PRC is expected to fuel the growth wealth management and asset management services in Hong Kong as Hong Kong is the top choice for high net worth and ultra-high net worth individuals in the PRC to allocate their investments as Hong Kong is being seen as the ideal spring board to overseas financial markets.

Source: Frost & Sullivan

Inward Direct Investment by Destination in Hong Kong

Hong Kong, as an international financial center, attracts billions of investment funds from around the world every year. According to statistics from the SFC, 57% of the total AUM for the private banking and private wealth management business in Hong Kong were sourced from overseas investors as of December 31, 2017. The PRC was Hong Kong’s second largest source of inward direct investment with investments from the PRC accounting for about 25.5% or US$496.8 billion of the total inward direct investment in Hong Kong at the end of 2017.

Source: Hong Kong Census and Statistics Department, Frost & Sullivan

OVERVIEW OF THE WEALTH MANAGEMENT AND ASSET MANAGEMENT MARKETS IN HONG KONG

Introduction to Wealth Management and Asset Management

In general, wealth management refers to integrated services which incorporate financial and investment advice, insurance services, retirement planning, legal or estate planning services to the client. Asset management refers to the active management of an investor’s portfolio by a licensed financial services company, usually an investment bank. Asset management can also be part of a wealth management plan offered by financial institutions.

Source: Frost & Sullivan

The wealth management industry in Hong Kong has experienced a rapid growth in recent years, despite the global stock market downturn in 2015. From 2013 to 2017, the wealth management and asset management industries recognized an increase in revenues from $470.1 billion and $1,472.0 billion in 2013 to $867.2 billion and $1,989.1 billion in 2017 with CAGRs of 16.5% and 7.8%, respectively. The multi-currency, multi-dimensional financial market infrastructure in Hong Kong has continued to develop over the years and as such, has enabled financial institutions to perform real-time transactions of the major foreign currencies, including Renminbi, in a diversified financial intermediation channels, in which could help reduce the dependence on a particular trading channel and hence minimizing the risk of systematic problems. Therefore, it is expected that the Hong Kong market infrastructure will continue to drive the steady development of wealth management and asset management services and the markets for such services are anticipated to reach $4,167.2 billion by 2022, representing a CAGR of 7.9% from 2018 to 2022.

We currently provide services in Hong Kong to high net worth and ultra-high net worth individuals from all over Asia, especially clients visiting from the PRC or in Hong Kong. For the fiscal year ended September 30, 2018, our wealth management operation fall under the Wealth Management Services—Insurance Services, where we refer our clients to insurance brokers to who assist our clients in identifying wealth management products to meet our clients’ needs. For our asset management operation, as a licensed asset management service provider in Hong Kong, we provide asset management products and services to our clients. While we may expand into other wealth management services segments such as retirement planning, legal or estate planning or other services, we do not currently have such plans.

Hong Kong Wealth Management and Asset Management Services Markets We believe the wealth management and asset management services markets in Hong Kong present the following key characteristics:

Hong Kong Acts as The Pre-eminent Offshore RMB Center. Hong Kong is a well-established financial center in the world and the first offshore market to launch RMB denominated services. Hong Kong has taken several initiatives in the past to enhance cross-border RMB fund flows, such as Shanghai-Hong Kong Stock Connect in 2014 and Mainland-Hong Kong Mutual Recognition of Funds in 2015. Moreover, the SFC and the China Securities Regulatory Commission (CSRC) signed a Memorandum of Regulatory Cooperation concerning Mutual Recognition of Funds between the PRC and Hong Kong in 2015. Under the mutual recognition of publicly offered funds (MRF), public funds operating from Hong Kong and the PRC that meet certain eligibility requirements prescribed by the CSRC and the SFC respectively for MRF will generally be deemed to have complied in substance with the other market’s registration requirements under a streamlined process for distribution in such market. The implemented initiatives have greatly enhanced the demand for wealth management and asset management service from PRC investors. According to the SFC, the net asset value of SFC-authorized funds managed by PRC-related funds has rapidly increased from $18.7 billion in 2013 to $40.8 billion in 2017, representing a CAGR of 21.5% from 2013 to 2017. We currently do not provide service related to RMB denominated services or cross-border RMB fund flows.

Rising Demand for Cross-border Investment from Chinese Investors. The middle- and upper-class households in the PRC have been increasing their investment in foreign assets and capital due to depreciation of the RMB in recent years and tightened PRC policies on foreign investment. From 2013 to 2017, the exchange rate of RMB against U.S. dollars dropped for more than 7.0%. As a result, Chinese investors use Hong Kong as a gateway to make foreign investments as an asset re-allocation and risk diversification strategy. From 2013 to 2017, the inward direct investment from the PRC to Hong Kong has increased at a CAGR of 3.8%. In addition, high net worth and ultra-high net worth families tend to migrate to overseas countries, such as the United States or Canada, or to send their children abroad for education. As a result, Chinese investors directly drive the growth of wealth management and asset management services in Hong Kong.

Improvement of Regulation for Better Investor Protection. In order to maintain the regulation governing public funds and asset management and keep up with international standards and industry developments, the SFC has been updating its regulations. For example, enhancements to point-of-sale transparency to better address conflicts of interest in the selling of investment products has recently become effective in August and November 2018. Additionally, the SFC conducts annual asset and wealth management activities surveys with the aim to evaluate the current state of the wealth management industry for policy and operational planning and actively pursue to improve the development of the wealth management sector in every aspect. Other proposed amendments to the Code on Unit Trusts and Mutual Funds are under development by the SFC, such as strengthening the requirements for key operators, providing greater flexibility and enhanced safeguards for funds’ investment activities.

Integration of digital technology. To enhance the efficiency of wealth management and asset management services, the service providers worldwide, including those in Hong Kong, have been actively exploring the possibility of integrating technologies into their service offerings and in the meantime, customers are demanding a seamless omni-channel experience, where they could flexibly utilize the means to engage service providers. As such, it is expected that various online or mobile features will be offered to the customers, such as portfolio and financial planning simulation tools, customer account personalization, and wide ranges of internal solution will be available to the industry, such as big data analytics, and automated compliance solutions. With such technological development, the Hong Kong wealth management and asset management services markets will have a better operation efficiency and positive growth in the future.

Overview of the Overseas Asset Management Services Market in Hong Kong

Mainland China and Hong Kong have been the preferred market for fund managers in Hong Kong with investments in these two regions rising with a year-on-year growth of 26% and reaching $538.2 billion in 2017, representing a total of 49% of all assets managed in Hong Kong in 2017. As an international financial center, Hong Kong allows investors to access a wide variety of global financial instruments. In recent years, with a rising number of investors from the PRC exploring investment opportunities in the overseas market via Hong Kong, there has been a rising demand for overseas financial products, in particular in Europe (33% year on year growth in 2017) and North America (31% year on year growth in 2017). From Hong Kong, investors are able to access the global asset management services market by subscribing to asset management products.

Source: Hong Kong Securities and Futures Commission, Frost & Sullivan

OVERVIEW OF THE INSURANCE MARKET IN HONG KONG

Introduction to the Insurance Market in Hong Kong

The insurance market in Hong Kong is well-developed. In the past decades, the per capita insurance premium in Hong Kong has remained one of highest around the Asia Pacific region. The well-established legislative framework is one of the key factors thriving the insurance industry in Hong Kong as the clear, predictable ad accountable regulatory system could provide confidence to the investors for making investment in Hong Kong and also foster a stable and fair macroeconomic environment. According to Insurance Authority of Hong Kong, the independent statutory regulator, there are two main types of insurance products in Hong Kong: Long Term Insurance and General Insurance.

The table below sets forth the types of insurance under each of the two main categories:

Source: Frost & Sullivan

Rising Demand for Insurance Policies from the PRC

With the robust economic development in the PRC, the disposable income per capita in the PRC has witnessed a strong growth in the past decade. The national social security funds cannot fulfil the rising consumer expectation for healthcare as well as wealth and asset protection of investors from the PRC. Thus, relying on the robust regulatory regime for financial services industries in Hong Kong, an increasing number of investors from the PRC, who have directly invested HK$3,872.4 billion in Hong Kong at the end of 2017 with an annual growth rate of 19.5%, have been seeking insurance policies for comprehensive asset and wealth protection, as well as medical protection, in the Hong Kong insurance market in the past decade. According to the Insurance Authority, an independent institution based in Hong Kong whose mission is to regulate and protect policy holders through effective regulation, enhanced professionalism and public engagement, 7.2% of the long-term insurance products sold in Hong Kong in 2017 were sold to PRC visitors, the term used by the Insurance Authority which refers to Mainland residents who are visiting Hong Kong on either “Exit and Entry Permits” or Chinese passports, Of the insurance policies purchased by PRC visitors, 59.3% and 15.5% were whole life insurance and critical illness insurance, respectively. According to our PRC counsel, PRC mainland residents are not prohibited from purchasing insurance policies in Hong Kong as PRC visitors. As one of the most cost-effective and competitive insurance markets in the Asia Pacific region, premiums from Asian visitors, especially PRC visitors, are playing a more important role in the long-term insurance market (any terms long than 5 years) in Hong Kong. It is estimated that more than 15% of the premiums for long-term insurance will be issued to Chinese visitor by 2022. As such, the expanding middle-class population in China represents a large source of purchasers of insurance products in Hong Kong and is expected to further drive the development of Hong Kong insurance market.

Market Size of Insurance Market in Hong Kong

Premiums of long-term insurance products purchased by the PRC visitors have recorded a rapid growth in recent years primarily due to the expansion of the whole life insurance market. Premiums of long-term insurance products in Hong Kong has increased from $58.1 billion in 2013 to $90.8 billion in 2017, representing a CAGR of 11.8% from 2013 to 2017. Percentage of policies purchased by the PRC visitors has also increased from 3.2% in 2013 to 7.2% in 2017, representing a CAGR of 22.5% from 2013 to 2017. With the positive outlook on Hong Kong domestic economy and the increasing popularity of insurance in Hong Kong with the PRC visitors, the demand for long-term insurance products from the PRC visitors is expected to increase and premiums are expected to reach $152.7 billion by 2022 and more than 15% of the policies are expected to be purchased by the PRC visitors, with a CAGR of 10.3% and 13.4% from 2018 to 2022, respectively.

Source: Insurance Authority, Frost & Sullivan

COMPETITIVE LANDSCAPE OF THE INSURANCE MARKETS IN HONG KONG

Any company wishing to carry on insurance business in or from Hong Kong must apply to the Insurance Authority of Hong Kong for authorization to do so. There are separate authorization requirements for carrying out a general insurance business, long-term insurance business or composite insurance business in Hong Kong:

General insurance business: A general business insurer is authorized to carry on all insurance business other than long-term insurance business, including but not limited to policies covering accident and sickness, fire, property, motor vehicle, general liability, financial loss and legal expense insurance.

Long-term insurance business: A long-term business insurer is authorized to offer policies that are typically in place for long periods and include but not limited to life and annuity policies, investment linked long-term, permanent health and retirement scheme management policies. Savings plan policies are generally recognized as a class of long-term insurance business. Long-term insurance business generally refers to insurance policies with more than five years of coverage period.

Composite insurance business: A composite insurer is authorized to carry on either general or long-term insurance business or both.

The insurance brokers we work with have access to policies underwritten by insurers engaged in each category of general insurance business, long-term insurance business and composite insurance business, from which our clients may choose. While currently our clients primarily choose long-term insurance policies, they have the option to buy policies under other categories if their circumstances and needs change or if market conditions change.

In addition, authorized insurers or insurance companies are the parties who underwrite an insurance risk and are liable to pay for the insurance claims payment. Insurance agencies are the business entities who are appointed by insurers whereas agents are the persons who are employed by the agencies and are responsible for offering insurance services. Each authorized insurer typically works with multiple insurance agencies and/or agents. An insurance broker sells, solicits, or negotiates insurance for compensation and typically sells policies from various insurers.

There were 160 authorized insurance companies in Hong Kong as of December 31, 2018, of which 93 were pure general insurers, 48 were pure long-term insurers and the remaining 19 were composite insurers. According to the Insurance Agents Registration Board (“IARB”), there were 2,410 insurance agencies, 63,931 individual agents, 774 authorized insurance brokers as of December 31, 2018. In order to stand out in the highly competitive market, the larger financial institutions in the wealth management and asset management industry usually develop a wide variety of in-house financial products so as to match the demand from the consumer market. Local or smaller market players in Hong Kong usually have the comparative advantage of flexibility over the large financial institutions as they are able to offer customized solutions designed to meet the specific financial needs of the clients.

COMPETITIVE LANDSCAPE OF THE WEALTH MANAGEMENT AND ASSET MANAGEMENT MARKETS IN HONG KONG

The wealth management and asset management markets in Hong Kong are highly fragmented with over 10,000 market participants, consisting of individuals and companies of various sizes and specialties.

Financial institutions with different scales of operation have different minimum entrance requirements for clients to access their wealth management and asset management services. In general, the global leading investment banks would usually require a minimum asset value of $10 million from their clients. Some regional or local financial institutions may offer wealth management and asset management service to investors with an entry requirement of $1 million or less depending on their scale and product offerings to differentiate their clientele from the investment banks.

Market participants in the Hong Kong wealth management and asset management industries are required to acquire different types of licenses depending on their business activities in order to comply with applicable regulations. The following is a non-exhaustive list of the services and products most commonly offered in Hong Kong, and their respective required licenses.

●	Insurance Brokerage – Membership from either Professional Insurance Brokers Association (PIBA), or the Hong Kong Confederation of Insurance Brokers (CIB)

●	MPF Intermediaries – Type 1 or Type 4 Securities and Futures Licenses and membership from either PIBA, or CIB

●	Asset management – Type 9 Securities and Futures License

●	Securities and Futures – Type 1 – 10 Securities and Futures License depending on the services type

Entry Barriers for Wealth Management and Asset Management Markets in Hong Kong

License Requirements. Hong Kong possesses a well-regulated wealth management and asset management markets which have stringent regulatory requirements with respect to wealth management and asset management services. Market players are required to obtain related license from different regulatory bodies, such as Hong Kong Insurance Authority (IA), SFC, and Mandatory Provident Fund Schemes Authority (MPFA), to operate in their respective fields.

Brand reputation. Providers of wealth management and asset management services usually gain their industry footing from word of mouth as customers are more inclined to choose renowned institutions. In the competitive market, well-known service providers have already established their competitive advantages with extensive successful track record of investment performance which poses as an entry barrier to the new market entrants.

BUSINESS

Overview

We are a growing wealth management and asset management service provider based in Hong Kong. We assist our clients in identifying and purchasing well matched wealth management products and global asset management products. Our clients are primarily high net worth and ultra-high net worth individuals in Asia.

Since the launch of our wealth management services in 2017, we have worked closely with product brokers (primarily insurance brokers) licensed in Hong Kong, who distribute a variety of wealth management products. With our assistance, these product brokers are able to customize wealth management investment portfolios designed to meet the investment and wealth management objectives of our clients. For the last fiscal year ended September 30, 2018 and the six months ended March 31, 2019, we generated approximately 95% and 21%, respectively, of our revenues through our wealth management services. In the same periods and through the brokers we introduced, our clients purchased insurance products from product brokers, with premiums for such products averaging more than HK$18 million (approximately $2.34 million) and HK$1.2 million (approximately $149,000) per client, respectively. While we currently work primarily with insurance brokers who source and customize portfolios of insurance products for our clients, we intend to expand the types of product brokers we work with in the near future so that our clients may have access to other types of wealth management products. We currently only work with Hong Kong based brokers and all purchases of wealth management products are completed in Hong Kong.

We started generating revenues from our wealth management services in the fiscal year ended September 30, 2018, in the form of referral fees paid to us directly by product brokers. The referral fees paid by such product brokers are calculated based on the value of wealth management products that our clients purchase from such brokers. We deliver to our clients a continuum of value-added services before, during and after our clients’ initial purchase of wealth management products, such as handling the administrative support for our clients for each renewal of insurance policies during the standard length of time the insurance policies are in effect. Some value-added services are complimentary which include personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high end medical and education resources. We do not charge our clients any fees for these value-added services.

The following is an illustration of our wealth management services which connect our high net worth and ultra-high net worth clients to other market participants such as insurance brokers. The insurance brokers we work with distribute insurance products and policies. Insurance providers, such as insurance companies, may work with either their own insurance agents, or insurance brokers who source from a larger number of product providers, or both.

We also provide asset management services as carried out through our wholly owned subsidiary, PAI and its subsidiaries. We launched our asset management operation in early 2017, acting as the investment advisor, and the fund manager for our clients through our subsidiaries. In late 2018, we started providing asset management related advisory services to certain investment company clients and started generating revenue in the six months ended March 31, 2019.

PGAM, our wholly owned subsidiary, serves as the manager of our investment funds, while PAM, also wholly owned our subsidiary, serves as the investment advisor of our investment funds. As of March 31, 2019, we managed and advised two funds, PGA and SP1. PGA was incorporated in the Cayman Islands as an exempted company in February 2017. SP1 was a segregated portfolio of SPC, which was incorporated in the Cayman Islands as an exempted company and registered as a segregated portfolio companies in June 2016. PGA and SP1 completed establishment and commenced operations in April and March 2017, respectively. SP1 was fully redeemed by its investors in April 2019. We carried out our asset management services through PAM which is a SFC types 4 and 9 licensed corporation in Hong Kong, while PGAM is incorporated in the Cayman Islands and has been registered as an “Excluded Person” with the CIMA under the SIB Law.

Both PGA and SP1 are FOFs that invest in top ranked hedge funds with managed assets ranging from $2 billion to $20 billion. The underlying hedge funds we invest in are chosen based upon our fund selection models. We charge investors certain fees for managing and advising such funds, including subscription fees, performance fees and management fees. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition.” PGA is set to continue operation unless terminated. For the six months ended March 31, 2019 and the fiscal years ended September 30, 2018 and 2017, we generated approximately 79%, 5% and 100% of our revenues through our asset management operation, respectively. Asset management services were our sole operation during the fiscal year ended September 30, 2017.

Name of Fund	Type of fund	Establishment
PGA	FOF	April 2017
SP1*	FOF	March 2017

* SP1 was fully redeemed by its investors in April 2019.

Corporate History and Structure

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on October 25, 2018. Our agent of service is Hunter Taubman Fischer & Li LLC, 1450 Broadway, 26th Floor, New York, NY 10018.

On November 20, 2018, pursuant to a contribution agreement dated of the same day, we issued an additional 3,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited as consideration for the Company’s purchase of the 100% issued shares of PPWM. On December 27, 2018, pursuant to a share exchange agreement dated on the even date, we issued an aggregate of 1,000,000 Ordinary Shares to all the shareholders of PAI, with 906,582 Ordinary Shares to Prestige Financial Holdings Group Limited, 40,870 Ordinary Shares to Kington International Holdings Limited, 23,355 Ordinary Shares to Ensight Holdings Limited, and 29,193 Ordinary Shares to Pikachu Holdings Limited, as consideration for the Company’s purchase of the 100% issued shares of in PAI. After these transactions, the Company became the holding company of PPWM and PAI.

The Company owns 100% of the issued shares of PPWM, a company incorporated in the British Virgin Islands on May 23, 2014. PPWM owns 100% of the issued shares of PWM, a company incorporated in Hong Kong on January 26, 2015.

The Company also owns 100% of the issued shares of PAI, a company incorporated in the British Virgin Islands on December 4, 2015. PAI owns 100% of the issued shares of PGAM, a corporation incorporated under the laws of the Cayman Islands on June 8, 2016. PAI also owns 100% of the issued shares of PAM, a company incorporated in Hong Kong on December 14, 2015.

We operate through our wholly owned subsidiaries, PPWM and PAI. Our wealth management operations are conducted through PPWM and its operating subsidiary, while our asset management operations are conducted through PAI and its subsidiaries. Our asset management operations are currently primarily focused on managing and operating investment funds. We currently hold licenses to act as fund managers through PAM.

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus:

The following chart illustrates our corporate structure, including our subsidiaries, following the completion of the proposed offering:

Competitive Advantages

We believe the following competitive strengths have contributed, and will contribute, to our growth:

Significant Client Satisfaction and High Client Retention

We believe that we have a reputable brand image among our clients. As a growing independent wealth management and asset management services provider, we focus on the quality of the services we provide and maintain a loyal client base, consisting of 27 and 33 high net worth or ultra-high net worth clients for both our wealth management and asset management businesses in the fiscal year ended September 30, 2018 and in the six months ended March 31, 2019. Of the 27 clients for the fiscal year ended September 30, 2018, 19 were wealth management clients. The remaining 8 clients were our asset management clients and did not purchase any insurance policies in the fiscal year ended September 30, 2018. The average revenue we generated from each client in the fiscal year ended September 30, 2018 was HK$1.09 million (approximately $140,000). Of the 33 clients as of March 31, 2019, six were new clients and all of them were wealth management clients. There was no new asset management client in the six months ended March 31, 2019. The average revenue we generated from each new client from insurance policies origination in the six months ended March 31, 2019 was HK$110,886 (approximately $14,141). The average revenue we generated from each existing client from insurance policies renewal in the six months ended March 31, 2019 was HK$65,902 (approximately $8,404). We believe that our existing clients will return to seek our referral services for additional products or invest more with our investment funds. Six, or 24%, of our wealth management clients purchased multiple insurance policies from brokers we work with, and three out of these six clients had purchased insurance policies on multiple occasions, indicating client satisfaction with our services and the brokers we introduce. Additionally, since existing clients referring our services to new clients generated approximately 68% and 46% of our wealth management revenues in the fiscal year ended September 30, 2018 and in the six months ended March 31, 2019, respectively, we believe that we have been successful at leveraging the influence and network of our existing clients to grow our client base. We expect our loyal client base to continue to grow, as we continue to capitalize on the opportunities stemming from the rapid growth of the high net worth and ultra-high net worth population in Asia.

Client Experience Oriented, Customized, and High-Quality Value-Added Services

Our client-centric corporate culture and value-added ancillary services are what we believe differentiate us from our competitors in Hong Kong’s wealth management and asset management services industry. Our business process delivers a continuum of complementary, value-added services, including personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high end medical and education resources, without cost to our clients. Due to the wealth management, asset management and value-added services we have been providing, we have built a one-stop, customized client experience model designed to meet the wealth management and preservation needs of our clients. We will continue to add additional ancillary services at the demand and request of our clients. We believe that our client-centric service structure is key to maximizing our client satisfaction and retention. For the fiscal years ended September 30, 2017 and 2018 and six months ended March 31, 2019, approximately 43%, 63% and 83%, respectively, of our clients came through referrals from existing clients, attesting to the quality and effectiveness of our client services.

Referrals from Well-Connected Clients

We believe the influence and both the personal and professional networks of our existing clients provide us with access to a larger network of prospective clients who are high net worth or ultra-high net worth individuals. A majority of our existing clients are executives and principal shareholders of companies, including entrepreneurs backed by significant family businesses. Our clients also have on average, minimum investable assets worth $5 million. Since 68% and 46% of our wealth management revenues come from referrals by existing clients in the fiscal year ended September 30, 2018 and in the six months ended March 31, 2019, respectively, we believe that we have been successful at leveraging the influence and network of our existing clients to grow our client base.

Carefully Selected Business Partners such as Product Brokers and Underlying Fund Managers

With respect to our wealth management services, we carefully select and introduce to our clients, highly desirable wealth management brokers who offer products designed to meet the financial and wealth planning needs of high net worth and ultra-high net worth individuals. We primarily work with insurance brokers who offer a wide array of insurance products with different product features, different levels of risk and returns and various investment goals that address our clients’ wealth management and preservation needs as perceived by us. We have adopted specific criteria in selecting the wealth management brokers that we work with and perform rigorous due diligence before we partner up with them. See “Business – Our Services - Wealth Management Services – Selection of Product Brokers” for more information of such selection process. We also carefully select the wealth management and preservation industry professionals providing value-added services to whom we refer our clients.

With respect to our asset management services, our fund selection models choose global asset management products from our database includes over 150 carefully-selected top ranking hedge funds with superior reputation and outstanding investment records, which are then vetted and approved by our investment committee.

Access to Highly Desirable Products That Are Not Widely Open to Subscribers

With respect to our wealth management services operation, the insurance brokers we work with have access to insurance policies that may have a limited number of authorized subscribers. Typically, brokers are given a quota of subscribers that can subscribe to such policies. The brokers we work with tend to have a larger quota of subscribers than other less established or recognized brokers because of their operating history, market recognition and relatively bigger sizes. Therefore, through our referral services, our clients have access to such policies.

With respect to our asset management services operation, our individual clients have access, through our funds and our broad global network of fund management companies in the United States and European Union that are rarely open to individual investors in general. These hedge funds are highly sought after and typically have a capped total subscription size, in addition to a preference for institutional investors over individual investors. Additionally, these funds have high investment amount requirements that the individual investors are not typically able to meet. As such, these highly sought-after hedge funds are rarely accessible by individual investors.

Experienced Management Team

We have a highly experienced management team. Our CEO and Chairman, Mr. Shi, has worked in financial industry in the United States and Hong Kong for more than ten years, has extensive experience working with high net worth and ultra-high net worth individual clients in both Hong Kong and the PRC. Mr. Shi has a deep understanding and know-how of the financial industry, as well as insight into wealth management and asset management. We also have highly qualified industry professionals with an average of more than 10 years of experience at well-known investment banking firms such as Merrill Lynch, Piper Jaffray, and Goldman Sachs. We believe that our management team’s insightful industry knowledge and vision, and strong execution capabilities significantly contribute to our growth.

Our Growth Strategies

We aspire to become a trusted wealth management services brand among Asia’s high net worth individuals. To achieve this goal, we intend to leverage on our existing strengths and pursue the following strategies:

Further enhance our brand recognition among high net worth and ultra-high net worth individuals

We believe that brand recognition is critical for the further growth of our business. To enhance our brand recognition, we plan to continue to focus on client service through rigorous research and due diligence of product brokers. We also intend to continue conducting a wide range of marketing activities including industry conferences, brand marketing workshops as well as client appreciation events. We also intend to offer other value-added services that are highly sought after among high net worth and ultra-high net worth individuals including but not limited to study tours to global financial institution, art finance tours, wealth inheritance and preservation lectures.

Further grow our client base

We expect to continue to expand our client base in China, Hong Kong and other countries in Asia through expanding the network of high net worth and ultra-high net worth individuals accessible through our existing clients and client pipelines through private banking networks and chambers of commerce and industry associations. We believe our client-centric and personalized services are critical to maintaining the loyalty of our existing clients, and further attract additional high net worth and ultra-high net worth individuals to choose us to assist them in their wealth management and preservation objectives. To support our business growth, we plan to further expand our senior management team and our team of qualified client relationship managers to ensure that every single client could be abundantly and carefully served. We expect to also systematically train our client relationship managers to better identify the needs of high net worth and ultra-high net worth individuals so as to be able to provide corresponding services expeditious to meet any needs as they arise. Meanwhile, we expect our client relationship managers to serve the network circles of high net worth and ultra-high net worth individuals, identify prospective clients’ demands in a timely manner and make client initiation arrangements accordingly.

Grow our asset management business to include a larger number of funds and diversify the types of funds

Currently, our funds database on which our fund selection models run includes approximately 150 top ranked hedge funds. We expect to continue to expand our funds database by increasing fund categories such as fixed income funds, real estate funds, venture capital funds and private equity funds and offering a wider variety of investment products, and to perform rigorous risk management to ensure the high quality of the funds that we manage and advise. Additionally, we intend to strengthen our expertise in asset management services by recruiting more industry experts to expand our investment research team, and adopting additional investment strategies.

Integrate resources and provide one-stop wealth preservation and management solution

We have collected and consolidated a database of high quality and suitable tax experts, lawyers, trust consultants and other wealth preservation and management industry experts who are able to provide professional, objective and alternative solutions to clients that we refer. We provide such solutions and referrals to our clients to better serve their needs as we seek to meet our clients’ needs beyond the scope of our current services. We currently do not receive referral fees for referrals and sharing of such resources. We plan to hire relevant industry experts to become our long-term consultants in the future, and plan to launch customized service portfolio based upon our past experiences and supplemented by the evolving needs of our clients. We also plan to develop immigration planning with a wealth management objective, to help high net worth and ultra-high net worth individuals and families achieve global asset allocation and wealth inheritance integrating global immigration planning. As such, we plan to become a one-stop solutions service provider in wealth preservation and management to more efficiently, effectively and conveniently provide professional advice to our clients. We aim at becoming long-term partners to our clients in asset allocation and family wealth inheritance.

Pursue strategic investments and acquisition opportunities

To provide our clients with more all-inclusive wealth management services and comprehensive asset management services, we may selectively invest in or acquire companies that are complementary to our business, including opportunities that can further grow our current businesses and drive our long-term growth.

Our Services

Through our two wholly owned subsidiaries, PPWM and PAI, we provide wealth management and asset management services, respectively, to meet the wealth management and preservation and investment objectives of our high net worth and ultra- high net worth clients.

For our wealth management operation through PPWM, we screen product brokers based upon the breadth of their products and their access to rare products, their professional expertise in advisory and product portfolio structuring and their reputation. We are compensated directly by the product brokers with whom we enter into referral service agreements. These service capabilities enable us to offer long term, customized, value-added and integrated services to our clients through client support during the origination phase of the wealth management product, as well as, when applicable, during the life of the product, client maintenance and continuously discovering the evolving needs of our clients. Our clients’ sizeable amount of investable assets, on average above $5 million each, makes us an attractive and reliable source of funds to wealth management product brokers such as insurance brokers. We strive to better meet our clients’ specific and individualized needs by providing our clients with access to diversified product portfolios. Accordingly, we work with qualified product brokers who have access to a wide range of products from a selection of product providers and are capable of providing high quality diversification allocation for our clients.

For our asset management operation through PAI, we screen, select and make available high quality asset management products and services to our clients. Such asset management products and services may not otherwise be available to our clients who are individual investors.

We believe that our wealth management and asset management services cater to different objectives of our clients. It is our belief that our clients allocate their funds according to their investment objectives through asset investment or wealth management products such as insurance, and thus these two services do not compete with each other. The AUM of PGA and SP1 in the aggregate were $7,892,781 and $8,056,546 as of September 30, 2018 and 2017, and $7,850,358 as of March 31, 2019, respectively, representing a 2% decrease year on year and a 0.5% decrease in the first six months in fiscal year 2019, mainly due to clients’ redemption. Additionally, we started generating revenue for our wealth management services in the fiscal year ended September 30, 2018. We believe that the asset management clients who opted for redemption decided to do so based upon their individual investment objectives rather than just to switch to our wealth management services, since these clients were different from the wealth management clients who subscribed to wealth management products through the Company in the fiscal year ended September 30, 2018 and the six months ended March 31, 2019.

Wealth Management Services

According to the Sullivan Report, the needs and capabilities for wealth management services in Hong Kong are growing rapidly, with the revenues of wealth management industry increasing with a CAGR of 16.7% from 2013 to 2017, and are expected to continue to grow. We believe that we are well positioned to capitalize on this opportunity by providing referral services in connection with the purchase of wealth management products by our clients from wealth management product brokers such as insurance brokers.

In mid- 2017, we launched our wealth management services operation, where we introduce our high net worth and ultra-high net worth clients to wealth management product brokers who distribute a wide array of wealth management products customized to meet the investment and wealth management needs of our clients. Since the inception of our wealth management services operation in 2017 to the date of this prospectus, we have focused our wealth management services operation on introducing our clients to insurance products and have primarily worked with insurance brokers. Specifically, with respect to insurance products, we have selected insurance brokers that have access to a wide range of policies from a selection of insurance product providers, including savings plan, critical illness, high-end medical insurance, basic coverage policies and annuities, as well as products with investment attributes.

We provide client support services during the origination of the insurance policy products when the clients subscribe to the policies, in addition to client maintenance services surrounding the renewals that occur annually on the policy anniversary dates of each policy, until the expiration of each policy’s premium payment term.

Client Acquisition

For the fiscal year ended September 30, 2018, we acquired new clients primarily in two ways, with approximately 68% introduced to us through our past and existing clients, and approximately 32% introduced to us by our founder Mr. Sze and our Chief Executive Officer Mr. Shi. Once our past or existing clients, or our related parties, put new clients in touch with us, our designated client relationship manager will conduct client on boarding process by introducing our services and the product brokers we work with, and collecting preliminary client information. About 83% of our new clients were acquired through the referrals of our existing clients during the six months ended March 31, 2019. For the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, more than 50% of the clients introduced to us completed purchases of wealth management products from product brokers that we work with. We do not enter into service agreements directly with our clients, while our clients consent to our services upon providing preliminary personal information to us to be passed on to the product brokers. We do not charge prospective clients any fees if they decide not to purchase any wealth management products from product brokers that we work with.

Our Client Service Model

We operate under a proven and cost-effective client service model, by integrating the services of well-seasoned product brokers who distribute a large selection of wealth management products and provide advisory services on the allocation of wealth management products, covering the full-service cycle for each client. In addition to referring our clients to product brokers, we provide services to our client by maintaining regular correspondence between the product brokers and our clients, and maintaining client relationship as needed. Each of our clients is supported by a designated client relationship manager who organizes clients’ information, refers clients to product brokers, explores additional service needs the clients may have, and conducts continuous client relationship maintenance.

Based upon the initial client information compiled by our client relationship managers, product brokers further gather information from the clients with the help of our customer relationship managers to assess their risk profiles, understand their financial objectives and craft tailored wealth management plans for them. While our client relationship managers do not provide any advisory services or discuss the features of specific wealth management products, they are also part of the correspondence between the product brokers and our clients, thus achieving a smooth and seamless transition from new client development to service delivery. The product brokers we work with have a vast array of investment products for clients to choose from in order to develop tailored portfolios. To sustain and further improve our service quality, our client relationship managers are also dedicated to continuous maintenance of client relationships and collection of client feedback via telephone calls, instant messaging or in-person meetings. Our client relationship managers communicate with our clients on at least a monthly basis to evaluate their level of satisfaction and to explore their needs for additional ancillary services. This collaborative client service model facilitates new client development, integrates quality and consistent professional services provided by trusted and vetted third-parties, and nurtures long-term relationships with our existing clients.

Our services currently entail introducing our clients to insurance brokers and providing administrative support to our clients in the subscription of insurance policy contracts with the brokers introduced by us. We do not directly sell insurance policies to our clients and do not enter into end agreements with our clients. We do not negotiate or arrange contracts of insurance as the agent of our client, nor do we advise on matters related to insurance policies or products. Our clients do not directly compensate us for our services. We do not work with insurance product providers to create or structure new policies, offer advice on financial as well as commercial terms or serve an advisory role in structuring the investment profile of our wealth management clients. We are compensated directly by the insurance brokers with whom we enter into referral service agreements. Typically, pursuant to these referral service agreements, we are compensated for services related to policy origination (however we may not recognize such compensation until expiration of the applicable free-look periods) and renewals of the same products that occur annually on the policy anniversary dates, until the expiration of the policy’s premium payment term.

Our Relationship with Product Brokers Such as Insurance Brokers

As we do not enter into end contractual agreements with our clients, an individual becomes our client by consenting to our services and providing preliminary personal information to us to be passed on to the product brokers. Such client is then assigned a client relationship manager who will collect the client’s preliminary information and wealth management needs and goals, select for the client an appropriate product broker in our network of product brokers, and pass on the collected information to such product broker. Based on the collected information, the product broker distributing the wealth management products is expected to create for and provide to the client, a portfolio of customized selection of products distributed by the broker, with the relevant terms and costs. We then continue to provide client management services to our clients, including but not limited to, assistance with information collection and communication with brokers, client satisfaction questionnaire distribution and collection) as they consult the product brokers on products and investment related issues until they decide to purchase products from the product brokers.

We enter into referral service agreements with product brokers such as insurance brokers for referrals of our clients to the product brokers.

Since the launch of our wealth management services operation in 2017 to the date of this prospectus, all product brokers we have worked with have been insurance brokers. Pursuant to the referral service agreements we entered into with insurance brokers, we are entitled to referral fees at different stages of the life of a policy: the first stage is at policy origination when we are entitled to an origination referral fee at an origination referral rate based upon the total policy premium (however we may not recognize such compensation until expiration of the applicable free-look periods); the second stage is at the time of renewal, when we are entitled to a renewal referral fee rate (lower than the origination referral fee rate) based upon the total policy premiums; these renewals fees are due annually on the policy anniversary dates, until the expiration of the policy’s premium payment term. We currently work with three product brokers in Hong Kong who are all qualified insurance brokers who offer customized portfolios of insurance policies and products designed to suit the individual and specific needs and goals of our clients. Once a client agrees to work with a specific insurance broker selected by us, we offer client support services needed in the process leading up to the origination of insurance policies. We do not act, or hold ourselves out, as an agent of our client. We follow up with both the insurance broker and our clients to ensure the policy subscription processes advance steadily, and provide the administrative support that our clients need to subscribe to the insurance policies in the customized portfolio offered by the insurance broker. In exchange for our services, we receive referral fee-based fees from the insurance brokers. The majority of the referral fees are due and payable after expiration of a specified “free-look period” during which the client may cancel the insurance policies, with the remaining referral fees payable during the term of the insurance policies, generally at a lower rate than the rates in connection with initial origination. The free-look period is typically within 21 days after delivery of the policy or issue of a notice to the policyholder or the policyholder’s representative, which follows the client’s subscription of the policy. We have had no clients who have elected to cancel policies during the free-look period, and there are no other situations where we would be required to repay or remit any of our referral fees.

Our referral agreements typically have one-year terms with automatic one-year extensions unless either party objects in writing 30 days prior to expiration of the respective terms. The referral agreements are typically non-exclusive and can be terminated by one party in the event of the other party’s breach of contract. Pursuant to our referral agreements with the product brokers, brokers may not approach or re-engage clients following our introduction for any products that they distribute; in the event that clients introduced by us directly purchase products from brokers we work with without our involvement during the term of our contracts, we would be entitled to referral compensation in the amount that we would have otherwise received had we been involved as a referral service provider. To date, we are not aware of any existing clients who directly purchased any products from brokers we introduced them to. Typically, we select brokers who have an industry reputation of fair practice and not approaching or re-engaging clients introduced through third-party referrals. Brokers we work with also typically rely on third-party referrals for clients and do not typically maintain an in-house team for retail client engagement or relationship management. The referral fees will be calculated and settled on a monthly basis, based upon the total policy premiums generated in the prior month beyond the 21-day free-look period.

Certain insurance policies such as term policies may be renewed for terms. We provide ongoing services to our clients who have purchased renewable term policies. For the renewal of policies, we contact our clients prior to the renewal timeline to collect any updated information to be sent to the relevant product brokers and more generally respond to our clients’ concerns unrelated to product terms so as to ensure timely renewal by those clients of their existing policies with the same brokers originally introduced by us.

Selection of Product Brokers

We carefully select and introduce to our clients, highly desirable wealth management brokers who offer products designed to meet the financial and wealth planning needs of high net worth and ultra-high net worth individuals. With respect to our wealth management operation, we work with insurance brokers who offer a wide array of insurance products with different product features, different levels of risk and returns and various investment goals that we believe address our clients’ wealth management and preservation needs. We have adopted specific criteria in selecting the wealth management brokers that we work with and perform rigorous due diligence before we partner with them. We only select from licensed insurance brokers who are in compliance with requisite laws and regulations and meet our specific selection criteria. Specifically, we consider (i) a broker’s reputation in the industry and its industry ranking, including but not limited to, whether it has a reputation of circumventing third-party referral service providers to engage or re-approach referred clients; (ii) a broker’s service quality, including but not limited to, swift responses, professionalism and expertise of team members; (ii) competitiveness of its referral fee rates; (iii) the expansiveness of its product selections and access to rarer products and competitive products; (iv) compliance in product distribution and policy origination; (v) timely settlement and payment of accrued referral fees; and (vi) a broker’s executive team’s culture of compliance and fair business practice.

We have identified, screened and approved three insurance brokers in Hong Kong, each with a large variety of insurance products. Of our total revenues from our wealth management operations for the fiscal year ended September 30, 2018 and six months ended March 31, 2019, approximately $2,897,844 and $136,860, or 81% and 17%, respectively, were generated from Blue Ocean Wealth Management (Hong Kong) Limited (“Blue Ocean”), a licensed insurance broker. As of September 30, 2018 and March 31, 2019, Blue Ocean paid our referral fees in full.

Our clients have access to the insurance brokers and are able to customize their needs for wealth management and planning products, including, without limitation, savings plans, lifelong health protection plans and comprehensive disease protection plans, universal life insurance plans and child growth education program plans. The most popular plan currently is the savings plan which accounted for approximately 98% of total referral fees that we generated for the fiscal year ended September 30, 2018 and 92% for the six months ended March 31, 2019. Savings plans provide long-term compound interests for our clients’ assets and are designed to enable them to realize wealth preservation and growth. Savings plan policies have premium paying terms of 5-years, 10-years, more than 10 years and 20 years, and as a result, we have not generated significant revenues from our renewal services for the fiscal year ended September 30, 2018 or the six months ended March 31, 2019, because renewals are not yet due for these clients. Savings plan and annuities are long term investment tools sharing the same basic investment principle, but presenting some differences, more particularly regarding payout. For additional information on the material differences between savings plans and annuities, please see “Business—Our Services—Wealth Management Services—Our Wealth Management Revenue Generation.” Other insurance plans are gaining more traction such as the lifelong health protection plans and comprehensive disease protection plans protecting against a large number of critical illnesses and provide worldwide high-end medical services to our clients.

Our Value to Product Brokers

As a link between the demand for and supply of wealth management products intended for wealth preservation and management, our services add value not only to high net worth or ultra-high net worth individuals but also product brokers such as insurance brokers. We provide product brokers with access to Asia’s high net worth and ultra-high net worth individuals, to whom they can sell their wealth management products. When providing wealth management services to our clients, we help them choose from reliable and professional product brokers that they otherwise do not have knowledge of or are not familiar with. Additionally, the product brokers we work with generally do not have the client relationship maintenance capability required to serve high net worth and ultra-high net worth individuals, nor access to such high net worth and ultra-high net worth individuals. Our services connect the two target groups who would not otherwise work together.

Our Wealth Management Revenue Generation

We started generating revenues from our wealth management services in the fiscal year ended September 30, 2018, in the form of referral fees paid to us directly by product brokers. The referral fees paid by such product brokers are calculated based on the value of wealth management products that our clients purchase from such brokers; in the case of insurance products, based upon the total policy premiums of insurance products, first upon policy originations, and then upon policy renewals that occur typically on an annual basis following the policy originations until the end of the policy term. No referral fees are received by us between origination and the first renewal following origination, which typically is the first anniversary date following policy origination, or between each annual renewal that follow during the term of a policy.

The first renewal date is generally one year from the date of the policy origination and renewal payments are typically made immediately following the renewal date. Referral fees for policy renewals are payable generally at a lower fee percentage than the fee rates in connection with the initial origination of such policies. For the fiscal year ended September 30, 2018, 90% of the referral fees we received were based on the first year premium, and the other 10% were based on renewal premiums. The rates of such referral fees are confidential pursuant to our referral service agreement. Our rates for the fiscal year ended September 30, 2018 were in the range of 3-35%, with an average of 7.28% of the total policy premiums purchased upon policy origination, depending on the specific nature of the products and terms of the policies, and in the range of 0-4% with an average of 1.19% of the total policy premiums upon policy renewal. For the six months ended March 31, 2019, 50% of our wealth management revenues were generated from the referral fees related to policy origination, and the remaining 50% were from policy renewal. For the same period, the referral fees were in the range of 4-35% with an average of 9.50% of the total policy premiums purchased for policy origination, depending on the specific nature of the products and terms of the policies; and in the range of 0.7-2% with an average of 1.07% of the total policy premiums for policy renewal. The average and ranges of referral fee rates for policy origination and policy renewal for the fiscal year ended September 30, 2019 will depend on the specific types of policies that our clients will purchase, in addition to fee rates agreed to by brokers we work with. Since the launch of our wealth management services, 25 clients introduced by us purchased 32 insurance policies in total from the network of brokers we work with. Among those clients, 17 clients out of the total 25 wealth management clients have purchased 21 savings plan insurance policy from brokers we work with, with four clients having purchased multiple savings plans.

When existing clients purchase multiple insurance policies, we are entitled to referral fees on each of those policies. Six clients out of the total 25 clients have purchased multiple insurance policies from brokers we work with, not limited to savings plans. While we believe existing clients will continue to come to us for our assistance for purchasing additional insurance policies, we cannot be certain they will do so. A majority of our revenues currently comes from referrals of new clients from existing clients. During the fiscal year ended September 30, 2018, we secured, through the referrals of existing clients, about 70% of our new clients who amounted to approximately 68% of our wealth management operation revenue. During the six months ended March 31, 2019, we secured, through the referrals of existing clients, about 83% of our new clients and accordingly, approximately 46% of our wealth management operation revenue.

In the fiscal year ended September 30, 2018, we generated $3,586,309 or 95% of our total revenues through our wealth management services. For the six months ended March 31, 2019 and 2018, we generated $168,885 and $2,765,777, or approximately 21% and 97% of our total revenues through our wealth management services, respectively. In the six months ended March 31, 2019 and 2018, through the brokers we introduced, our clients have purchased insurance products from product brokers, with premiums for such products averaging more than HK$1.17 million (approximately $148,861) and HK$24.70 million (approximately $3.16 million) per client, respectively. The decrease in our revenues through our wealth management services is due to the decrease in the number of new policies purchased by our wealth management clients. A number of the insurance policies our clients have purchased in the first half of fiscal year 2019 and since April 1, 2019 are anticipated to be approved by the applicable insurance companies with the applicable free-look periods completed in the second half of the fiscal year 2019, at which time our revenues can be recognized. For further details, please see “Management’s Discussion and Analysis— Overview – Recent Developments.” Therefore, we expect a significant portion of our revenues for the fiscal year ending September 30, 2019 will continue to be generated from our wealth management services operation.

In the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, we generated 95% and 21% of our total revenue from wealth management services fees, respectively, 98% and 92% of which, respectively, were derived from referral fees in connection with purchases of saving plans by our clients. A savings plan is an endowment insurance plan, under the life insurance category, typically long term, geared towards wealth accumulation and life protection, designed to ensure a stable income to help subscribers satisfy their needs at different stages of their lives. A savings plan has a cash value account that typically includes guaranteed cash value and non-guaranteed bonus with premium payment terms ranging from 5 to 20 years or more. The cash value is equal to the surrender value of a savings plan policy. The surrender value is the amount of money an insurance company will pay the policy holder if the contract is voluntarily terminated before its maturity date; the surrender value of a given policy is based on the accumulated value to date minus the surrender fees specified in the policy and is calculated based upon a minimum guaranteed compound interest rate less the cost of the actual insurance policy, which varies based on policies and insurance companies. The minimum guaranteed compound interest is approximately 1% per annum during the coverage term of the policy (typically the lifetime of a policy holder), the average rate at which our clients purchased, which is usually much longer than the premium payment term. The minimum guaranteed compound interest is based on the policy’s investment return and relevant cost. Insurance policies’ costs are calculated by the insurance companies who underwrote the specific savings plans and are subject to change on an annual basis. Such costs are typically not disclosed to policy holders. Subscribers are also eligible to receive non-guaranteed bonus no less than once a year which may generate long-term capital growth during the coverage term of the policy. The non-guaranteed bonus is based on a number of factors, including but not limited to the cost of the policy, investment returns and market volatility. Investment returns on a policy vary with the underlying portfolio’s performance return and the costs associated with the management of the underlying portfolio. Market volatility indirectly affect the non-guaranteed bonus as the insurance companies respond to both market volatility and the actual performance of the investment portfolio by adjusting the mix of eligible investments and the allocation ratios of investment instruments to ensure that the non-guaranteed bonus stays within the expected range of 5-7% per annum in the long run.

The insurance companies who underwrote the savings plans that our clients have purchased retain investment authority and make eligible investments in both bonds and other fixed income instruments, including government and corporate bonds, and equity-like assets. Bonds and other fixed income instruments are typically in the United States and the Asia-Pacific region. Equity-like assets are mainly located in Asia and include listed securities, mutual funds, and direct or indirect investment in commercial and/or residential properties.

An annuity is a contract pursuant to which an insurer promises to make a series of periodic payments (the “annuity benefit payments”) to a designated individual (the “payee”) throughout the lifetime of a person (the “annuitant”) or for an agreed period, in return for a single payment or series of payments made in advance (the “annuity considerations”) by the other party to the contract (the “contract holder” or “annuity purchaser”). Typically, the payee, annuitant and contract holder are the same person. While annuities and savings plans are both long term investment tools that share the same investment principle, a material difference between annuities and savings plans is the payout option. Savings plans typically provide more flexible payout options as the policy holder may request a lump sum payment, or several installment payments from the insurance company, depending on his or her specific needs, performance of the investment portfolio of the savings plans and/or market conditions. With annuities, payout options are more limited as payouts are usually fixed periodic payments as set in the annuity contract.

Among the 21 savings plan policies purchased by our clients from the launch of our wealth management services to March 31, 2019, nine of those policies were for a 5-year term, 11 policies for a 10-year term and one policy for a 20-year term. Our clients select policies based upon their investment needs, market conditions and the terms of the savings plan, after consulting exclusively with the product brokers. Our clients, for the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, have primarily selected 5-year and 10-year premium payment term savings plans.

Our Value to Our Clients and Value-Added Services Offerings

In addition to services related to wealth management product subscriptions and renewals, we also offer a continuum of high-quality value-added services, such as personal assistant services in Hong Kong, referrals to and accompanying clients during their visits to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to scarce high end medical resources, and referrals to agencies specialized in immigration and application to overseas study programs and degree programs. Specifically, we provide personal assistant services such as assisting clients in opening bank or wealth management accounts, assisting clients in making appointments with medical related service providers and accompanying clients to such service providers, and other assisting services as needed by the clients.

These value-added services are offered in response to our clients’ specific needs and demands discovered through our meticulous client intake process, designed to enhance our clients’ experiences and maximize our value to our clients. We do not enter into service agreements with our clients regarding any of such services. For all such value-added services, we do not separately charge our clients, and all of the services we refer to our network of trusted service providers according to the specific needs of our clients are not provided in-house. Other than the salaries we pay to our employees who are our client relationship managers in charge of our referral related services and maintaining client relationships, we do not incur additional costs for providing such services. We believe these value-added service offerings ultimately contribute to higher client satisfaction and potential future client referrals and are thus essential parts of our values to our clients.

Asset Management Services

In addition to wealth management services, we also provide asset management services through investment funds that we manage, and asset management related advisory services. We established two investment funds in March and April 2017, SP1 and PGA. Both are FOFs that invest in other hedge funds with a quantitative strategy. As the manager of the two funds, PGAM decides the investment allocation of the two funds according to market conditions and the needs and risk profiles of our clients. We derive revenues via subscription fees, management fees, and performance commissions on the two funds. In late 2018, in response to client requests, we started providing asset management related advisory services with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong. SP1 was fully redeemed by its investors in April 2019. The following discussion of our asset management services is as of March 31, 2019; for recent developments with respect to our asset management services, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Developments.”

Our asset management team uses our fund selection model to conduct thorough screening of the underlying funds in our hedge fund database, including quantitative and qualitative analysis. Our asset management team will then produce investment and operational due diligence reports on the selected funds and solicit the approval of our investment committee. After the investment phase, we continuously monitor and analyze the performance of the underlying funds and conduct regular (at least quarterly) meetings with the relevant fund managers to ensure the fund performance is within our expectation.

We have more than HK$61,721,000 (approximately $7,900,000) of AUM as of September 30, 2018 and March 31, 2019. Our asset management services operation has two professionals, in the field of quantitative investment, risk management and macroeconomic research. Our investment committee comprises of our CEO and the two professionals. For the six months ended March 31, 2019 and the fiscal years ended September 30, 2018 and 2017, approximately 79%, 5% and 100% of our revenues were generated through our asset management related services.

For the fiscal year ended September 30, 2018, we had eight asset management clients, including six high net worth clients (75% of our asset management services clients), and two ultra-high net worth clients (25% of our asset management services clients). Three out of the six high net worth clients redeemed their investments in the funds in the fiscal year ended September 30, 2018, therefore we had five clients in the six months ended March 31, 2019.

For the fiscal year ended September 30, 2018, the net return and net loss before performance fees of PGA and SP1 were 7.8% and 7.2%, respectively, while the net return and net loss after performance fees of PGA and SP1 were 7.6% and 7.2%, respectively. For the six months ended March 31, 2019, the net return and net loss before performance fees of PGA and SP1 were 1.1% and 9.3%, respectively, while the net return and net loss after performance fees of PGA and SP1 were 1.4% and 9.3%, respectively. We generally charge a performance fee based on the extent by which the fund’s investment performance exceeds the high-water mark on a quarterly basis. Our performance fees are calculated based upon the high-water mark for each quarter and we do not calculate a fund’s lifetime high-water mark.

The AUM of PGA and SP1 in the aggregate were $7,850,358, $7,892,781 and $8,056,546 as of March 31, 2019 and September 30, 2018 and 2017, respectively, representing a 0.5% and 2% decrease from the previous period, respectively, mainly due to clients’ redemption. Clients of both PGA and SP1 may redeem their investment on a quarterly basis without any other restrictions. We believe that the asset management clients who opted for redemption decided to do so based upon their individual investment objectives rather than just to switch to our wealth management services, since these clients were different from the wealth management clients who subscribed to wealth management products through the Company in the fiscal year ended September 30, 2018 and the six months ended March 31, 2019.

With respect to the two funds we manage, we charge investors performance fees, management fees and subscription fees. Revenue generated from our asset management business related to fund management amounted to $49,588, $180,454 and $87,709 for the six months ended March 31, 2019 and the fiscal years ended September 30, 2018 and 2017, accounting for approximately 6.2% and 4.8% and 100% of our total revenues, respectively.

The following table sets a movement of AUM of our funds as of the dates indicated:

	PGA	SP1	Total
AUM, as of fund’s establishment	$-	$-	$-
Subscription	7,034,002	5,000,000	12,034,002
Redemption	-	(3,923,254)	(3,923,254)
Appreciation/(deprecation)	59,174	(25,667)	33,507
Fees	(49,711)	(37,998)	(87,709)
AUM, as of September 30, 2017	7,043,465	1,013,081	8,056,546
Subscription	1,100,000	-	1,100,000
Redemption	(1,708,359)	-	(1,708,359)
Appreciation/(deprecation)	686,363	(61,315)	625,048
Fees	(169,152)	(11,302)	(180,454)
AUM, as of September 30, 2018	6,952,317	940,464	7,892,781
Subscription	-	-	-
Redemption	(50,000)	-	(50,000)
Appreciation/(deprecation)	140,984	(83,819)	57,165
Fees	(46,108)	(3,480)	(49,588)
AUM, as of March 31, 2019	6,997,193	853,165	7,850,358

Asset Management Funds

●	PGA

PGA is managed by PGAM, with PAM serving as PGA’s investment advisor. PGA primarily invests in global reputable quantitative hedge funds subject to actual market conditions, or may engage in short-term investment financial management, including but not limited to, bank deposits, money market funds, short-term monetary funds and other similar products. PGA is a fund of funds whose objective is to achieve superior capital growth by investing in hedge funds managed by world-class quantitative portfolio managers. With access to world-class funds on Wall Street, our fund strives to provide our asset management clients the opportunity to participate in those hard-to-access or even soft-closed hedge funds that has a high entry barrier for investors. Our fund selection model also incorporates quantitative investment and market neutral strategies as we believe these two approaches to be the most scientific way to generate returns for investors with an investment outlook of medium to long term. PGA aims to deliver high quality risk-adjusted return and high liquidity to our asset management clients by constructing a well-diversified portfolio.

Our clients may contribute to the funds on a monthly basis with no fixed minimum term and may redeem on a quarterly basis after three months following their initial contribution. PGA is open to non-U.S. investors, and requires a minimum investment of $500,000 from an institutional investor and $250,000 from a retail investor. PGA’s one-off subscription fees at the time of subscription range from 0.85% to 1.25%, annual management fees range from 1.00% to 1.50%, and performance fees are at 10% to 13.5% of the incremental portion on a quarterly basis over the high-water mark, net of other expenses.

Based upon the changing economic conditions, we strive to maintain a steady rate of return through diversified strategies and asset allocation.

Since its inception in April 2017 to March 31, 2019, PGA generated a high risk-adjusted return of 10.7% with a Sharpe ratio of 1.48. The volatility of PGA was only 5.6% and the maximum drawdown during the period was 3.3%. The fund’s benchmark - HKRI® FoF Index offered a return of 5.7% in the same period.

PGA generated a return of 7.6% for the fiscal year ended September 30, 2018, and 1.4% for the six months ended March 31, 2019 and a return of 10.7% since inception to March 31, 2019. PGA’s AUM were $6,952,317 and $7,043,465, respectively, as of September 30, 2018 and 2017, respectively and $6,997,193 as of March 31, 2019.

●	SP1

SP1 was an exclusive fund specifically designed for one of our asset management clients with a need for lower risk, lower correlation with market indices and lower volatility. As such, we designed the SP1 fund to invest in two quantitative, market-neutral funds, whose performances determine the appreciation or deprecation of the value of the SP1 fund. SP1 fund in the fiscal year September 30, 2018 depreciated compared to the fiscal year September 30, 2017 due to the depreciation of the underlying funds. The net asset value of SP1 fund as of March 31, 2019 depreciated by 9.3% compared to that as of September 30, 2018 due to the depreciation of the underlying funds. Since as of March 31, 2019 and September 30, 2018, the AUM of SP1 only accounts for 11% and 12% of our total AUM, respectively, it had limited impact on our revenue.

SP1 was also managed by PGAM with PAM serving as SP1’s investment advisor. SP1 was a Cayman fund exclusively designed for one of our asset management clients. SP1 aimed to achieve absolute return by investing in two quantitative market neutral funds. As an alternative investment fund, SP1 was highly diversified into different asset classes, investment strategies, investment themes through the two quantitative market neutral funds. The investment strategies of SP1 included but were not limited to Stock Selection, Fixed Income Arbitrage, Equity Arbitrage, and Global Macro.

SP1 was fully redeemed by its investors in April 2019.

●	Performances of the Funds

Specifically, our performance fees are calculated based on the value that each fund’s investment performance, as measured by its net asset value before performance fees (“GAV”) exceeds the high-water mark of each fund on a quarterly basis. A high-water mark is the highest peak in value that an investment fund has reached. For purposes of determining our performance fees, we calculate both the GAV and the high-water mark by per share of the funds on a quarterly basis, with the net asset value per share at inception at 100.00; and do not determine our performance fees based upon a fund’s lifetime high-water mark.

The following table provides a breakdown of the investment performance and high-water mark of the two funds as of the dates indicated:

	PGA			SP1
	GAV per share	High-water mark	# of Shares	GAV per share	High-water mark	# of Shares
June 30, 2017	101.36	100.00	24,567	97.39	100.00	5,000
September 30, 2017	101.78	101.18	69,250	100.16	100.14	10,132
December 31, 2017	104.92	101.69	70,257	103.32	100.14	10,119
March 31, 2018	105.77	104.48	78,471	102.83	103.00	10,119
June 30, 2018	104.92	105.53	78,430	95.90	103.00	10,119
September 30, 2018	109.75	105.53	63,674	92.94	103.00	10,119
December 31, 2018	108.07	109.19	63,674	86.13	103.00	10,119
March 31, 2019	110.93	109.19	63,212	84.32	103.00	10,119

Selection of Underlying Funds

We carefully select the underlying funds to our FOFs based upon quantitative and qualitative analysis. In the quantitative analysis, we evaluate the funds based upon their monthly and annually performances using the following factors, historical volatility, Sharp ratio, Sortino ratio, the attribution and contribution of fund returns, the events that led to the highest volatility in the fund’s history, the largest drawdowns, correlation to market index and portfolio correlations. In our qualitative analysis, evaluate the funds based upon the experience and background of fund managers, investment strategies and investment styles, by reviewing their monthly reports and the initial fund documents. We also interview the fund managers and review the terms of fund subscription and redemption.

The main underlying funds we have selected are global Top 10 hedge funds from the list of “Barron’s Penta Top 100 Hedge Funds” which are ranked based upon their compound annual returns. The AUMs of our underlying fund managers are all over $50 billion in the fiscal years of 2017 and 2018 and as such, are considered the top-ranked hedge fund globally.

Advisory Services

Since late 2018, we have started providing asset management related advisory services to investment company clients intending to raise funds in Hong Kong, with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong. Specifically, we advise on fund structure, coordinate with Hong Kong attorneys in conducting the fundamental due diligence of proposed fund structure, investment managers and underlying assets, advise on ongoing compliance issues and assist in the marketing of investment funds. We charge a one-off fee for acting as a fund formation advisor and a fixed annual fee for acting as an ongoing advisor, which fees are negotiated with each client on a case by case basis. As advisors, our clients are responsible for making independent decisions relating to the formation and operation of investment funds.

With respect to fund formation advisory services, we provide all aspects of advisory, compliance and review services. We advise on, and assess, the applicable fund structures based upon our clients’ objectives and experience in fund raising and investment management, and the underlying assets they expect to invest in. Our prior experience in fund formation in the Cayman Islands and operation in Hong Kong allowed us to maintain good relationship with fund service providers such as attorneys, custodian banks and fund administrators in Hong Kong or other offshore jurisdictions. As such, we recommend service providers suitable to the needs and objectives of our clients and coordinate with those service providers in order to achieve successful fund formation. We then review the draft service provider appointment agreement, review from a compliance perspective the fund formation legal documents prepared by attorneys as to whether they are consistent with the clients’ purpose and expected scope of work and educate clients on compliance requirements of the Hong Kong SFC. We review fund documents drafted by legal counsel, such as subscription agreements, private placement memoranda, supplements, redemption notices, investment advisory agreements, and investment management agreements to ensure these documents accurately reflect the proposed structure, underlying assets, operability and other pertinent details. Last but not least, we prepare draft marketing material for fund raising. Our asset management advisors are actively involved in servicing our fund formation advisory clients. During the service terms, in addition to providing advisory services as needed, we also have weekly conference calls to update our clients on any changes to the fund formation timeline.

With respect to ongoing advisory services, we provide services specifically related to the pre-launch stage of the funds, as well as to the operation of the funds post formation.

Pre-launch stage services include providing a feasibility proposal and conducting fundamental due diligence of any proposed underlying assets and discovering investment highlights suitable for fundraising marketing. We also conduct market and industry research, including searching for relevant benchmarks, industry experts and potential competitors in the market and advise our clients on the potential advantages and disadvantages of the proposed fund. We also arrange meetings or conference calls for our clients with potential sales distribution channels (such as multi-family offices and other wealth management service companies) or marketing partners to solicit feedback on and improvement suggestions to the expected fund raising process. In addition to providing advisory services as needed, we also arrange weekly conference calls with clients on progress updates.

With respect to the fund operation post formation, we advise on the fund operating activities, including but not limited to the review of fund valuation reports and fund valuation calculations, review of fund expenses such as the set-up fees, management fees and performance fees, review of the various performance-based monthly reports and disclosure to investors and sales distribution channels, review of randomly selected subscription and redemption documents, remaining current on regulatory updates of relevant Hong Kong laws and offshore jurisdiction laws through our attorneys, update and maintenance of the database that compares the performances of our clients’ funds and the benchmarks or competitors’ funds, and advise on fund performance improvement.

As of March 31, 2019, we have provided two clients with asset management related advisory services, one of which retained us for formation related services, and the other for ongoing services. We entered into advisory service agreements with each of our clients. Both clients’ funds are in the process of being formed.

With respect to fund formation advisory services, and ongoing advisory services which constitute regulated activities related to asset management, our asset management advisors provide services through PAM, our wholly owned subsidiary in Hong Kong, which holds a valid SFC Type 9 License in Hong Kong.

Clients

Our primary business is providing appropriate referral and services needed for our individual clients to purchase wealth management products from wealth management product brokers. Currently, all our wealth management product brokers are insurance brokers, and 100% of wealth management products purchased by our clients are insurance products. This line of business contributed to approximately 95% and 21% of our revenues for the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, respectively. While we are paid directly by product brokers, we directly service the individual clients who purchase wealth management products from the product brokers we work with. Since we launched our wealth management service operations, we have been able to be timely compensated by the product brokers we work with.

We provide our wealth management services mainly to high net worth and ultra-high net worth individuals in Greater China. Our client base consists of business owners, executives, heirs of rich families and other affluent individuals. During the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, we provided wealth management services to 25 clients. In fiscal year ended September 30, 2018 and the six months ended March 31, 2019, the aggregate value of wealth management products purchased by our clients reached $44,323,970 and $893,164, respectively. We believe our clients are loyal to our services. In the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, 68% and 46% of our wealth management revenues come from referrals by existing clients, respectively, demonstrating our client retention and client satisfaction abilities.

We mainly target the following high net worth and ultra-high net worth individuals as potential clients: (i) business owners, and (ii) executives and other affluent individuals. By providing customized, value-added wealth management services to our individual clients, we seek to build a loyal client base and create long-term relationships. Ultra-high net worth individuals, are defined as people with investable assets of at least $4.5 million, usually excluding personal assets and property such as a primary residence, collectibles and consumer durables.

With respect to our asset management and related advisory services, our clients of the fund we manage and advise are also high net worth and ultra-high net worth individuals and institutions owned by high net worth and ultra-high net worth individuals. Our clients of our asset management advisory services are primarily investment companies that seek to establish or have recently established investment funds in Hong Kong. Our clients usually have prior investment experience, or are funds that are newly launched or in their pre-launch phase. Typically, our clients are located in other parts of Asia and North America, with strategic plans to expand into the Hong Kong market.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, database and research reports and other intellectual property rights distinguish our services from those of our competitors and contribute to our competitive advantage in the high net worth wealth management and asset management services industries. We rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our relationship managers and other employees, our third party wealth management product providers and other contractors. We have applied for registered trademarks in Hong Kong including “Prestige.”

Marketing and Brand Promotion

Word-of-mouth is currently one of the most effective marketing tools for our business and we believe that approximately 63% and 83% of our clients have come through referrals from existing clients in the fiscal year ended September 30, 2018 and the six months ended March 31, 2019, respectively. We continue to focus on referrals as an important avenue of new client development. Approximately 37% of our initial clients, are introduced to us by our founder Mr. Sze and Chief Executive Officer Mr. Shi. We are also actively expanding our client referral network and intend to gradually reduce our reliance on Mr. Shi for client acquisition.

In the first six months ended March 31, 2019, we made a strategic decision to expand our referral networks to private banks, chambers of commerce and industry associations as those typically have strong connections with their high net worth and ultra-high net worth clients or members. In the six months ended March 31, 2019, we successfully expanded our private banking network to collaborate with leading private banks in Hong Kong. Through such collaboration, our private bank partners promote our brand and services to their private banking clients. We believe the expansion of our connections with private banks will greatly expand our direct reach to the number of potential clients. In early 2019, we entered into long-term strategic partnership with the certain provincial entrepreneurs associations in Hong Kong. As part of our partnership, we host wealth management themed networking events for their high net worth members.

We intend to enhance our brand recognition to attract potential high net worth and ultra-high net worth clients through our broad client network and a variety of online marketing channels. We also intend to continue to sponsor or host brand promotion events and host conferences with other market institutions such as industry associations and industry conferences, which will allow us to access their members/attendees in order to eventually work with more high net worth and ultra-high net worth clients. We organize frequent and targeted events, such as high-profile investor networking events, where we present our company and our brand either independently or in collaboration with other brands that are not in our industry. These events are often organized in cooperation with luxury and fashion brands and art auction institutions. In addition, we promote ourselves and our brand through targeted marketing on print magazines that are popular with our target clients.

Competition

The wealth management service industry and asset management service industry in Hong Kong, and in Asia in general, are highly competitive, and we compete for clients on the basis of product choices, client services, reputation and brand names.

Our principal competitors for our wealth management and asset management services include:

●	Private banks. Many private banks rely on their own wealth management arms and sales force to distribute their products, such as UBC, Credit Suisse, and Citibank. We believe that we can compete effectively with commercial banks due to a number of factors, including our undiluted focus on the high net worth and ultra-high net worth clients market, our client-centric culture and services, and our independence, which factors better position us to provide wealth management services and to gain our clients’ trust. Through our collaboration with certain private banks, we are also able to more effectively compete by having access to such private banking clients.

●	Insurance companies, insurance agents and insurance brokers. Because all products that are offered by the network of intermediaries we refer our clients to are currently insurance products, we compete with insurance companies with in-house distribution capabilities as well as other intermediaries such as insurance brokers. We believe that we can compete effectively with insurance companies and insurance agents because we work with several insurance brokers who have access to the products from most of the major insurance companies. We believe that we can compete effectively with insurance brokers as our client-centric culture and comprehensive client services allow us to provide personalized services and better serve the needs of high net worth and ultra-high net worth clients, while insurance brokers traditionally focus more on sales of their insurance products.

●	Independent wealth management service providers. A number of independent wealth management service providers have emerged in Asia in recent years while Hong Kong has well-recognized, large wealth management service providers as well as many smaller service providers. We believe we can compete effectively with independent asset management service providers because our clients have access to diversified portfolio allocation through our qualified product brokers, without directly compensating us and we also provide high quality free-of-charge tailored value-added services.

●	Multi-family offices. Hong Kong has many investment family offices. We believe we can compete effectively with family offices because we can access a broader group of clients compared to family offices, who typically serve a much smaller number of clients and set a much higher net worth threshold.

Our principal competitors for our asset management service include:

●	Independent asset management service providers. We believe we can compete effectively with independent asset management service providers due to our fund selection model to conduct thorough screening of the underlying funds, our professionals in asset management, and our access to highly desirable and hard-to-access fund managers.

Employees

We had 4, 5, 6 and 8 full-time employees as of September 30, 2016, 2017 and 2018 and March 31, 2019. The table below sets forth the number of our employees categorized by function as of March 31, 2019. All of our employees locate at our only office in Hong Kong.

As of March 31, 2019
Senior Management for Wealth Management and Asset Management	2
Senior Management for Financial and Administration	1
Wealth Management	4
Asset Management	1
Financial and Administration	-
Total	8

The Company pays mandatory provident fund scheme under the MPFSO, and employment injury compensation insurance under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or ECO for its employees, all of which are in Hong Kong.

None of our employees are represented by unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Facilities/Properties

Our main operations are based at Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. We lease our office space of a total square footage of approximately 161 from a related party, Prestige Securities Limited, pursuant to two sublease agreements. Each lease agreement has a term of 3 years from August 1, 2018 to July 31, 2021. The aggregate annual rents pursuant to the lease agreements are HK$240,000 (approximately $30,606). The lease may be terminated upon one-month advance written notice by either party.

We believe that our existing facilities are adequate for our current requirements and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

Legal Proceedings

We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

Seasonality

We currently do not experience seasonality in our operations.

Insurance

We participate in Hong Kong government required mandatory provident fund scheme under MPFSO, and employment injury compensation insurance under ECO for our Hong Kong employees. There is no other statutorily required employee social security/benefit plan in Hong Kong. See “Regulations Related to Employment and Labor Protection - Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)” and “Regulations related to employment and labor protection - Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)” for further details. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in Hong Kong. We consider our insurance coverage to be sufficient for our business operations in Hong Kong.

REGULATIONS

Regulations Related to our Business Operation in Hong Kong

Regulations related to our Wealth Management Services

Under the IO, an insurance agent means “a person who holds himself out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or subagent of one or more insurers”, and an insurance broker means “a person who carries on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance.” While we refer our clients to qualified and licensed insurance brokers in Hong Kong from whom they purchase insurance products and provide client service support in the process leading up to policy origination and later policy renewal, we do not hold ourselves out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or sub-agent of one or more insurers, nor do we carry on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance or distribute any insurance product and we do not enter into service related agreements with our clients. As the scope of our business does not fall within the meaning of “insurance agent” or “insurance broker” under the IO, we do not think we are engaged in insurance brokerage business in Hong Kong, and we do not believe we should be regulated as an insurance agent or an insurance broker under Hong Kong laws. However, due to the absence of clear interpretation of the relevant rules, we cannot assure you the Hong Kong Insurance Authority may not, in the future, interpret the relevant rules differently and as a result deem us to be insurance brokers or agents in Hong Kong. In that event, we may need to cease the provision of such services or obtain the relevant licenses and qualifications. See “Risk Factors — Risks Related to Our Business and Industry — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in Hong Kong, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services in Hong Kong.”

Regulations related to our Asset Management Services and Related Advisory Services

The SFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the SFO, unless any exemption under the SFO applies, any corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity); or (ii) actively marketing, whether by itself or another person on its behalf and whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, and such services would constitute a regulated activity if provided in Hong Kong.

According to the SFO, a licensed corporation must maintain a minimum level of paid-up share capital and liquid capital not less than the amounts specified under the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong), or the Financial Resources Rules. If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital shall be the higher amount individually required amongst the regulated activities for conducting two types of regulated activities or the highest amount individually required amongst those regulated activities for conducting more than two types of regulated activities. As discussed in “- Ongoing obligations for compliance by licensed corporations and intermediaries” of this section below, according to the Financial Resources Rules, PAM is not subject to any minimum paid-up share capital requirement but shall, at all times, maintain a minimum liquid capital of HK$100,000 (approximately $12,800). PAM maintains a minimum liquid capital of HK$100,000 (approximately $12,800).

In addition, each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the responsible officers must be an executive director of the licensed corporation as defined under the SFO. Under the SFO, an “executive director’’ refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity. All executive directors must be approved by the SFC as the responsible officers of the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business of the regulated activity for which the corporation is licensed. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she satisfies the requirement in relation to sufficient authority and is fit and proper to be so approved. An applicant must have sufficient authority to supervise the business of the regulated activity within the licensed corporation. Additionally, the applicant must be competent, having regard to his/her academic/industry qualifications, relevant industry experience, management experience and regulatory knowledge.

As of the date of this prospectus, through PAM, we have obtained the following licenses from the SFC: (i) SFO Type 4 License, effective as of November 15, 2016, for conducting regulated activities related to advising on securities; and (ii) SFO Type 9 License, effective as of November 15, 2016, for conducting regulated activities related to asset management. Further, PAM has two responsible officers for each of our Type 4 and Type 9 regulated activities under the SFO. The SFO Type 4 and Type 9 licenses do not have expiration dates.

Ongoing obligations for compliance by licensed corporations and intermediaries

Fit and proper requirement

In April 2017, the SFC issued the Licensing Handbook, which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations, responsible officers and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC, including, among others, the Code of Conduct for Persons Licensed by or Registered with the SFC, the Fund Manager Code of Conduct, Fit and Proper Guidelines and the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC as amended or supplemented by the SFC from time to time. Furthermore, according to the SFO, the license in relation to all or certain regulated activities of a licensed corporation may be suspended or revoked by the SFC if the licensed corporation does not carry on all or some of the regulated activities for which it is licensed.

Maintenance of minimum paid-up share capital and liquid capital

Depending on the type of regulated activity, licensed corporations must maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) or the Financial Resources Rules. If a licensed corporation conducts more than one type of regulated activity, the minimum paid-up share capital and liquid capital that it must maintain shall be the highest amount required amongst those regulated activities. PAM is licensed to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities on the conditions that (i) PAM shall not hold any client assets; and (ii) PAM shall only provide services to professional investors. Under the Financial Resources Rules, PAM is not subject to any minimum paid-up share capital requirement since it is subject to a licensing condition that it shall not hold client assets. As for the minimum liquid capital requirement, PAM shall, at all times, maintain a minimum liquid capital of HK$100,000 (approximately $12,800) according to the Financial Resources Rules. PAM is also required to submit semi-annual financial resources returns to the SFC as required under the Financial Resources Rules.

Record keeping requirements

A licensed corporation must keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong), or the Recording-Keeping Rules. The Recording-Keeping Rules requires licensed corporations to keep proper records. It prescribes the records are to be kept by licensed corporations to ensure that they maintain comprehensive records in sufficient detail relating to their businesses and client transactions for proper accounting of their business operations and clients’ assets. In addition, the premises used for keeping records or documents required under the SFO and the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, must be approved by the SFC as required under section 130 of the SFO. Records must also be kept in accordance with the AMLO and related guidelines, as well as applicable company and general law requirements.

Notification to the SFC of certain changes and events

A licensed corporation is required by the Securities and Futures (Licensing and Registration)(Information) Rules (Chapter 571S of the Laws of Hong Kong) to notify the SFC of certain changes and events, which include, among others, (i) changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or its subsidiaries that carry on a business in any regulated activity; (ii) changes in the capital and shareholding structure of the licensed corporation; and (iii) significant changes in the business plan of the licensed corporation.

Submission of audited accounts

A licensed corporation must submit its audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong), or SFAAR. SFAAR prescribes the contents of the financial statements and the auditor’s report of such accounts to be submitted by licensed corporations to the SFC. Licensed corporations and associated entities of licensed corporations or authorized financial institutions (except for those which are authorized financial institutions) are required to submit their financial statements, auditor’s reports and other required documents within four months after the end of each financial year as required under section 156(1) of the SFO.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,800,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,800) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,280). Except for the periods between November 1, 2016 and October 4, 2017 and between July 7, 2018 and August 23, 2018, the Company believes that PAM has taken sufficient employee compensation insurance for its employees required of PAM under the ECO. Except for the period between September 25, 2017 and August 23, 2018, the Company believes that PWM has taken sufficient employee compensation insurance for its employees required of PWM under the ECO. Please see “Risk Factors — Risks Related to Our Business and Industry — We may be subject to criminal liabilities as a result of contraventions of regulations related to employment and labor protection in Hong Kong.”

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The MPFSO is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 and imprisonment for three years, and to a daily penalty of HK$500 for each day on which the offence is continued. As of the date of this prospectus, the Company believe it has made all contributions required of PAM under the MPFSO. Except for the period between October 17, 2017 and August 9, 2018, the Company believes that it has made all contributions required of PWM under the MPFSO. Please see “Risk Factors — Risks Related to Our Business and Industry — We may be subject to criminal liabilities as a result of contraventions of regulations related to employment and labor protection in Hong Kong.”

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Guidelines issued by the SFC

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline, issued by the SFC on November 1, 2018, and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the SFC on November 1, 2018.

The AML & CTF Guideline provides guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products and services before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Cayman Islands Regulations

SIB Law, requires that any person, company or partnership (whether general or limited) which is incorporated or registered in the Cayman Islands (or which is incorporated or registered outside the Cayman Islands but has established a place of business in the Cayman Islands) and is carrying on “securities investment business” must be licensed or exempted from licensing under the SIB Law.

The SIB Law provides an exhaustive list of those activities which constitute the carrying on of “securities investment business”, including dealing in securities, managing securities and advising on securities.

An entity incorporated or established in the Cayman Islands (or incorporated or registered outside the Cayman Islands but which has established a place of business in the Cayman Islands) and carrying on “securities investment business” may, where it complies with the applicable criteria prescribed under the SIB Law, apply to the CIMA, for exemption from licensing under the SIB Law as an “Excluded Person” or, in certain circumstances, may be exempted without the requirement for such application.

PGAM being incorporated in the Cayman Islands, have been registered as an “Excluded Person” with CIMA under the SIB Law.

MANAGEMENT

Set forth below is information concerning our directors, director nominees and executive officers. The business address for our directors and officers is c/o Prestige Wealth Inc., Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Directors and Executive Officers	Age	Position/Title
Mr. Hongtao Shi	43	Director, Chairman of the Board of Directors, Chief Executive Officer
Mr. Chi Tak Sze	70	Director
Mr. Ngat Wong	36	Chief Operating Officer
Ms. Xiao Chen	32	Chief Financial Officer
Mr. Ken Lau	64	Managing Director, Wealth Management
Mr. H. David Sherman*	71	Independent Director Nominee
Mr. Adam (Xin) He*	46	Independent Director Nominee

*	This individual has indicated his consent to occupy such position upon closing of this offering.

The following is a brief biography of each of our executive officers, directors and director nominees:

Mr. Hongtao Shi has served as our director and chairman of the board of directors since January 2019 and CEO since February 2019, and the chief executive officers of our operating subsidiaries since their inceptions on October, 2018. Mr. Shi has more than ten years of managerial and operational experience in the financial services industry. Previously, Mr. Shi served as the CEO of Prestige Financial Holdings Group Limited, a financial service holding company in China, since its inception in 2004. Mr. Shi also served as a director in charge of [securities analysis ] at Pacific United Inc., a provider of professional proposition player services in the United States from 2000 to 2004. Mr. Shi received his bachelor’s degree in Business Management from Towson University in Maryland in 1999. Mr. Shi studied at Harvard Business School (“HBS”) from 2018 to 2019 and graduated from HBS’s Senior Leadership Program in August 2019.

Mr. Chi Tak Sze is our founder and director and is our ultimate beneficial shareholder. Mr. Chi Tak Sze is the father of Mr. Hongtao Shi, our chairman and chief executive officer. Mr. Sze is an experienced investor focusing on real estate and financial industry investment. Mr. Sze founded Prestige Financial Holdings Group Limited, a financial service holding company, in 2004 and is the sole director and 100% beneficial owner of Prestige Financial Holdings Group Limited. Mr. Sze served as the managing director at King Kong Investment Limited, a real estate investment company in Macau, and Hang Tak Investment Limited, a real estate investment company in Macau, from 1998 to 2005. Mr. Sze enrolled and completed an Executive Program in Accounting in the School of Economics and Management in Wuhan University (China) from 1984 to 1987.

Mr. Ngat Wong has served as the Chief Operating Officer of Prestige Wealth Inc. since February 2019.Mr. Wong had worked with our affiliate, Prestige Financial Holding Group from 2015 to January 2019 as a managing partner focusing on its development. From 2007 to 2015, Mr. Wong served as an associate director of the investment banking division at CLSA Capital Markets Limited, a securities and investment group in Hong Kong, where his practice fields cover equity financings, debt offerings, pre-IPO investments, private placements and M&A advisory. Prior to that, Mr. Wong worked at Goldman Sachs (Asia) as an analyst in the investment banking division from 2006 to 2007. Mr. Wong received his bachelor’s degree in Finance and Accounting from The University of British Columbia in 2006 and his master’s degree in Business Administration from The University of Chicago Booth School of Business in 2017.

Ms. Xiao Chen has served as Chief Financial Officer of Prestige Wealth Inc. since February 2019. Ms. Chen was a Managing Director and an executive director of Prestige Financial Holding Group from 2014 to January 2019, where she was involved in corporate finance projects to help Chinese companies to go public in the Hong Kong capital market and the overall management of Prestige Financial Holding Group. From 2013 to 2014, Ms. Chen served as the financial planning and analysis manager at DHgate.com, an operator of a B2B cross-border E-commerce platform in the PRC. From 2010 to 2013, Ms. Chen was a senior auditor at Ernest &Young LLP. Ms. Chen holds membership with CPA Canada and is a fellow at Chartered Certified Accountant. Ms. Chen received her bachelor’s degree in accounting from the University of International Business and Economics in the PRC in 2010 and her master’s degree in Business Administration from Tsinghua University in 2019.

Mr. Ken Lau has served as a Managing Director of Prestige Wealth Management Limited since January 2019 and Responsible Officer (HK SFC Type 4 & 9 Activities) of Prestige Asset Management Limited since May 2019. From 2016 to 2018, Mr. Lau served as director and Responsible Officer of SFC Type 9 at BTL Asset Management. From 2014 to 2015, Mr. Lau served as a director of Private Banking Department at Bank of China. From 2012 to 2014, Mr. Lau served as an executive director at the Wealth Management Department of China International Capital Corporation. From 2008 to 2012, Mr. Lau also served as a director at the Private Banking Department of Bank of Singapore as well as ING Private Bank. Mr. Lau received his bachelor’s degree from University of Michigan in marine engineering, and his master’s degree in Business Administration from McMaster University.

Mr. H. David Sherman is an independent director nominee of the Company. Since July 1985, Mr. Sherman has been a full time financial management and accounting professor at Northeastern University. Since July 2019, he has been a board member and treasurer of D-Tree International, a non-profit that develops electronic clinical protocols for healthcare workers. From February 2011 to March 2016, he served as a board member and the chair of the audit committee for Kingold Jewelry Inc., a public company listed on NASDAQ that manufactures gold jewelry. From February 2012 to November 2014, Mr. Sherman was a board member, chairman of the audit committee, and chairman of the compensation committee of AgFeed Industries, Inc., a formerly NASDAQ company that deals with hog production in US and China. Mr. Sherman has over 40 years of experience in accounting, auditing, financial management, business management, and corporate governance. Mr. Sherman holds a bachelor’s degree in economics from Brandeis University, a master’s degree in business administration from the Harvard Graduate School of Business Administration, and a doctorate degree in business administration from the Harvard Graduate School of Business Administration. He is a member of the American Institute of Certified Public Accountant.

Mr. Adam (Xin) He is an independent director nominee of the Company. Since May 2012, he has served as the chief financial officer of Wanda USA Group, a Fortune Global 500 company. During his tenure with Wanda USA Group, he managed a 101-story landmark “Vista Tower” development in downtown Chicago and a NYSE-traded company, AMC Entertainment Holdings, Inc., the largest movie exhibitor in the U.S. He also served as an independent director at Nasdaq listed companies iFresh Inc. (from November 2017 to March 2018) and Professional Diversity Network and Energy Focus Inc. (from July 2014) to July 2015). From December 2010 to May 2012, Mr. He served as the financial controller at Xinyuan Real Estate Co., Ltd., an NYSE-listed developer of large scale, high quality residential real estate projects. He also worked as a chief financial officer at China Transport Holding Group in Hunan, China from September 2009 to December 2010, an auditor at Ernst & Young, LLP in New York from August 2008 to September 2009 and a financial manager at Chinatex Group in Beijing from May 1997 to August 2008. Mr. He holds a bachelor’s degree and a master’s degree in taxation from Central University of Finance and Economics in Beijing, and a master’s degree in accounting from Seton Hall University in New Jersey. He is a Certified Public Accountant in both the United States and the PRC.

Pursuant to our amended and restated articles of association, effective upon completion of this offering, the minimum number of directors shall consist of not less than three persons and there shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in a general meeting. Unless removed or re-appointed, each director shall hold office until the expiration of his term, or his resignation from the board of directors, or until his successor shall have been elected and qualified. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting.

For additional information, see “Description of Share Capital.”

Family Relationships

Our founder and director, Mr. Chi Tak Sze, is the father of Mr. Hongtao Shi, our Chairman and Chief Executive Officer. Except for the foregoing, none of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director nominees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. We have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The board of directors of the Company, which currently consists of Mr. Hongtao Shi and Mr. Chi Tak Sze, has made and will continue to make determinations regarding executive officer compensation until independent directors are appointed to the board of directors.

Committees of the Board of Directors

Upon effectiveness of this Registration Statement, we will establish three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Adam (Xin) He, H. David Sherman and [●]. Adam (Xin) He will be the chairman of our audit committee. We have determined that Adam (Xin) He, H. David Sherman and [●] satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Adam (Xin) He qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing any audit problems or difficulties and management’s response with the independent auditors;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Adam (Xin) He, H. David Sherman and [●]. Adam (Xin) He will be the chairman of our compensation committee. We have determined that Adam (Xin) He, H. David Sherman and [●] satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and recommending compensation packages for our most senior executive officers to the board;

●	approving and overseeing compensation packages for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Adam (Xin) He, H. David Sherman and [●]. H. David Sherman will be the chairperson of our nominating and corporate governance committee. Adam (Xin) He, H. David Sherman and [●]satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this offering.

EXECUTIVE COMPENSATION

During the fiscal years ended September 30, 2018 and 2017, we did not pay any of our executive officers (the “named executive officers”).

We did not set aside or accrued by the Company or its subsidiaries any amount to provide pension, retirement or similar benefits.

Agreements with Named Executive Officers

On February 1, 2019, we entered into employment agreements (as amended) with our executive officers. Each of our executive officers is employed for three years, which will be automatically renewed for another three years unless either party gives a three-month prior written notice before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice or by payment of three months’ salary in lieu of notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. According to separate written confirmations each of our executive officer provided, cash compensation and benefits shall become payable when the Company becomes a public reporting company in the U.S.

Our employment agreement with Mr. Hongtao Shi, our CEO, has a term of three years, from February 1, 2019 to January 31, 2022, and provides for an annual salary of $84,000, the payment of which commences when the Company becomes a public reporting company in the United States.

Our employment agreement with Mr. Ngat Wong, our COO, has a term of three years, from February 1, 2019 to January 31, 2022, and provides for an annual salary of $75,000, the payment of which commences when the Company becomes a public reporting company in the United States.

Our employment agreement with Ms. Xiao Chen, our CFO, has a term of three years, from February 1, 2019 to January 31, 2022, and provides for an annual salary of $75,000, the payment of which commences when the Company becomes a public reporting company in the United States.

Compensation of Directors

For the fiscal years ended September 30, 2018 and 2017, we did not enter into any service agreements with any of our directors nor did we compensate any of our directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors, director nominees and executive officers; and

●	each person known to us to own beneficially 5.0% or more of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 5,000,000 Ordinary Shares outstanding as of the date of this prospectus.

The percentage of Ordinary Shares beneficially owned after the offering is based on [●] Ordinary Shares outstanding following the sale of [●] Ordinary Shares. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the prospectus, we have 30 shareholders of record, none of which are located in the United States. All of officers and directors who own our Ordinary Shares, and shareholders owning 5% or more of our Ordinary Shares will be subject to lock-up agreements. See “Shares Eligible For Future Sale — Lock-Up Agreements.”

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	Percent	Number	Percent

Directors, Director Nominees and Executive Officers:

Mr. Chi Tak Sze (1)	3,304,525	66.09%	3,304,525	%

Hongtao Shi (2)	0	0%	0	0%

Ngat Wong (3)	190,000	3.80%	190,000	%

Xiao Chen (4)	113,333	2.27%	113,333	%

H. David Sherman(5)	0	0%	0	0%

Adam (Xin) He (5)	0	0%	0	0%

All directors, director nominees and executive officers as a group (six persons)	3,607,858	72.16%	3,607,858	%

Principal Shareholders:

Prestige Financial Holdings Group Limited (1)	3,304,525	66.09%	3,304,525	%

(1)	Mr. Chi Tak Sze is one of our directors and also the 100% owner of Prestige Financial Holdings Group Limited, which holds directly 3,304,525 Ordinary Shares.

(2)	Chairman of the Board of Directors and Chief Executive Officer

(3)	Chief Operating Officer

(4)	Chief Financial Officer

(5)	Director nominee

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Material Transactions with Related Parties

Amounts due from related parties

The Company has amounts due from Ms. Xinyu Zhao, the spouse of Mr. Chi Tak Sze, director and ultimate controlling shareholder of the Company, in the amount of $2,353,794 as of March 31, 2019, $2,993,980 as of September 30, 2018 and $2,653,794 as of January 31, 2019.

In November 2017, the Company started to generate revenues from its wealth management services operation in Hong Kong. In light of the small scale of the business at inception and the considerable amount of formalities and time required to open a corporate bank account, the individual bank account of Ms. Xinyu Zhao was used to collect referral fees earned by the Company. Ms. Zhao is the spouse of Mr. Chi Tak Sze, our director and controlling shareholder. In August 2018, the Company opened its corporate bank account in Hong Kong for its wealth management services and immediately ceased using Ms. Zhao’s individual bank account to collect referral fees.

As a result of this lack of corporate bank account specific to our wealth management services, any referral fees earned by the Company during the period from November 2017 to August 2018 were received in Ms. Zhao’s personal bank account. The largest amount outstanding during the period the Company used Ms. Zhao’s individual bank account to collect referral fees (from November 2017 and August 2018) was $3,249,528 and the Company had amounts due from Ms. Zhao in the amount of $2,993,980 as of September 30, 2018, $2,653,794 as of January 31, 2019 and $2,353,794 as of March 31, 2019. Balance due from Ms. Zhao does not bear interest and is due upon demand. The balance has not yet been fully returned to the Company. Pursuant to an acknowledgement letter executed by Ms. Zhao dated December 31, 2018 and a revised acknowledgement letter executed by Ms. Zhao dated January 31, 2019, the unpaid balance is expected to be paid off in full no later than May 15, 2019. As of May 8, 2019, Ms. Zhao repaid all outstanding amounts due to the Company.

Section 402 of the Sarbanes-Oxley Act of 2002, as amended, prohibits an issuer from extending or maintaining personal loans to its directors or executive officers (including loans extended to, or other arrangements made with, immediate family members of directors or officers). The loans were made to Ms. Zhao and were fully repaid prior to the Company filing a registration statement with the SEC to go public in the United States.

Amounts due to related parties

The balances of amount due to related parties were mainly as follows:

	March 31, 2019	September 30, 2018	September 30, 2017
Mr. Chi Tak Sze (1)	$-	$166,474	$-
Ms. Xinyu Zhao (2)	$-	$173,712	$-

(1)	The Company had amounts due to Mr. Chi Tak Sze in the amount of $0 as of March 31, 2019 and $166,474 as of September 30, 2018. The amounts represented an advance for operational purposes. As of March 31, 2019, the Company repaid all outstanding amounts due to the Mr. Sze.

(2)	The Company had amounts due to Ms. Xinyu Zhao in the amount of $0 as of March 31, 2019 and $173,712 as of September 30, 2018. The amounts represented the payment of salary to employees on behalf of the Company as well as an advance for operational purposes. As of March 31, 2019, the Company repaid all outstanding amounts due to Ms. Zhao.

Employment Agreements

See “Executive Compensation—Agreements with Named Executive Officers”.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital consisted of 10,000,000 Ordinary Shares, with a par value of $0.001 each.

As of the date of this prospectus, there were 5,000,000 Ordinary Shares issued and outstanding.

Upon the closing of this offering, we will have [●] Ordinary Shares issued and outstanding. Our authorized share capital post-offering will be $[●] divided into [●] Ordinary Shares of par value of $0.001 each.

Our amended and restated memorandum and articles of association will become effective immediately prior to completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to one vote on all matters upon which the Ordinary Shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up, or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required; and

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase and Redemption of Ordinary Shares

The Companies Law and our amended and restated articles of association permit us to purchase our own shares. In accordance with our amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

The board of directors may accept the surrender for no consideration of any fully paid share.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one or more shareholder entitled to vote and present in person or (in the case of a shareholder being a corporation) by its duly authorized representative or by proxy representing not less than one-third of all voting power of our share capital in issue.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our amended and restated articles of association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq Listing Rules in lieu of following home country practice after the closing of this offering. The Nasdaq Listing Rules require that every company listed on the Nasdaq Capital Market hold an annual general meeting of shareholders. In addition, our amended and restated articles of association allow our directors to call special meetings of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent seventy-five per cent in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires; and

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors of the Company at any time, whether at present or in the past, for losses, damages, costs, charges, actions and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the rights, preferences, privileges and restrictions of such preferred shares.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a majority of not less than two thirds of votes cast by members attending and voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and while application has been made for the Ordinary Shares to be listed on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares representing approximately [●]% of our Ordinary Shares in issue. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Ordinary Shares, or file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (other than a registration statement on Form S-8) without the prior written consent of the underwriters for a period ending 180 days after the commencement of sales of the offering, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers, and existing beneficial owners of 5% or more of our outstanding Ordinary Shares has agreed, subject to some exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares, without the prior written consent of the underwriters for a period ending 180 days after the commencement of sales of the offering. After the expiration of the 180-day period, Ordinary Shares held by our directors, executive officers or existing beneficial owners of 5% or more of our outstanding Ordinary Shares may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares, such extension is waived by the underwriter.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately [●] shares immediately after this offering; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 12% tax brackets), or (b) higher tax rates of 15% or 20% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2019. Our actual PFIC status for the current taxable year ending September 30, 2019 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Hong Kong Enterprise Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment of 2016/2017 and 2017/2018. As from year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

UNDERWRITING

Axiom Capital Management, Inc. and The Benchmark Company, LLC (the “Representatives”) are serving as the joint bookrunners and representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us on a firm commitment basis the following respective number of Ordinary Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Ordinary Shares
Axiom Capital Management, Inc.	[●]
The Benchmark Company, LLC	[●]

The underwriting agreement provides that the obligations of the underwriters to purchase the Ordinary Shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the Ordinary Shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Ordinary Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any Ordinary Shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[●] per share. If all of the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more Ordinary Shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to [●] additional Ordinary Shares at the public offering price less the underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Ordinary Shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

●	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

●	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

●	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

●	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

●	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

●	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Ordinary Shares. They may also cause the price of the Ordinary Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the underwriters):

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts (1)	$	$	$

(1)	Represents underwriting discounts of 6.75% of the public offering price per Ordinary Share for investors introduced by Axiom Capital Management, Inc. and The Benchmark Company, LLC, the representatives of the underwriters, and 5% for investors introduced by us. Does not include (i) the warrant to purchase Ordinary Shares equal to 5% of the number of shares sold in the offering, (ii) a 0.75% non-accountable expense allowance, or (iii) certain out-of-pocket expenses, each as described below.

We have agreed to issue warrants to the representatives to purchase a number of Ordinary Shares equal to 5% of the total number of shares sold in this offering at an exercise price equal to 125% of the public offering price of the shares sold in this offering. These warrants will be exercisable upon issuance, will have a cashless exercise provision and will terminate on the third anniversary of the effective date of the registration statement of which this prospectus is a part.

The underwriters’ warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the underwriters’ warrants nor any of our shares issued upon exercise of the underwriters’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of [180] days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriters warrants are being issued, subject to certain exceptions.

We have agreed to pay the underwriters a non-accountable expense allowance equal to 0.75% of the gross proceeds received by us from the offering. In addition, we have agreed to pay up to US$165,000 for the underwriters’ reasonable out-of-pocket expenses incurred by the underwriters in connection with this offering. The underwriters’ out-of-pocket expenses include, but not limited to: (i) fees and expenses of legal counsel incurred by the underwriters in connection with the offering; (ii) all third party due diligence including the cost of any background checks; (iii) IPREO book-building and prospectus tracking software; (iv) roadshow expenses; and (iv) costs associated with preparation of commemorative mementos and Lucite tombstones. As of the date of this prospectus, we have paid an advance of $30,000 to the underwriters to be applied to the underwriters’ anticipated out-of-pocket expenses. Such advance payments will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

Other Terms

In addition, we have agreed to grant to the Representatives, upon the consummation of this offering, a right of first refusal to act as lead or joint investment bankers, lead or joint book runners, and/or lead or joint placement agents, for each and every future public and private equity, equity-linked or debt offering of our company or any successor to or any subsidiaries of our company, for a period of twelve (12) months following the consummation of this offering.

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period ending [180] days after the commencement of sales of the offering (the “restricted period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares; or

●	file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (other than a registration statement on Form S-8);

whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Each of our directors, executive officers and existing beneficial owners of 5% or more of our outstanding shares has agreed, subject to certain exceptions, not to, without the prior written consent of the underwriters, during the restricted period:

●	offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares; or

●	make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares;

whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “PMW.”

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, we and the underwriters expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriter;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our Ordinary Shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities. In addition, at the closing of this offering we will place $120,000 in an escrow account for a period of 15 months from the closing of this offering, pursuant to an escrow agreement, for the benefit of the underwriters. Such escrowed amount will be released to the underwriters in connection with any required payment by us of any indemnification claims by the underwriters.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to [●] additional Ordinary Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Ordinary Shares offered by this prospectus. To the extent the option is exercised, each underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters. In addition, Ordinary Shares may be sold by the underwriters to securities dealers who resell Ordinary Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The address of The Benchmark Company, LLC is 150 E 58th Street, 17th floor, New York, NY 10155. The address of Axiom Capital Management, Inc. is 350 Fifth Avenue, Suite 5420, New York, NY 10118.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the New York Stock Exchange listing fee, all amounts are estimates.

SEC Registration Fee	$	[●]
Nasdaq Listing Fee	$	[●]
FINRA Fee	$	[●]
Legal Fees and Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

The validity of the Ordinary Shares and certain other legal matters as to U.S. federal and New York law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. The underwriters are being represented by Ellenoff Grossman & Schole LLP with respect to legal matters of U.S. federal and New York law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman, our counsel as to Cayman Islands law. Legal matters as to Hong Kong law will be passed upon for us by Miao & Co.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements as of September 30, 2018 and 2017 and for the fiscal years ended September 30, 2018, and 2017 included in this prospectus have been so included in reliance on the report of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Marcum Bernstein & Pinchuk LLP is located at 7 Pennsylvania Plaza, Suite 830, New York, NY 10001.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDEX TO FINANCIAL STATEMENTS

PRESTIGE WEALTH INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Prestige Wealth Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Prestige Wealth Inc. (the “Company”) as of September 30, 2018 and 2017, the related consolidated statements of comprehensive income (loss), shareholders’ equity (deficit) and cash flows for each of the two years in the period ended September 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2018.

New York, New York

February 15, 2019

PRESTIGE WEALTH INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2018	September 30, 2017
ASSETS
Cash and cash equivalents	$435,847	$137,407
Accounts receivable	409,530	13,258
Amounts due from related parties	3,036,182	7,760
Prepaid expenses and other assets	385,716	68,923
Deferred tax assets	10,351	-
Total assets	4,277,626	227,348

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Tax payable	578,003	-
Amounts due to related parties	394,357	29,123
Other payables and accrued liabilities	93,571	3,734
Total liabilities	1,065,931	32,857

Shareholders’ equity
Ordinary share ($0.001 par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding as of September 30, 2018 and 2017) *	5,000	5,000
Subscription receivable	(5,000)	(5,000)
Additional paid in capital	449,359	385,657
Retained earnings (accumulated deficit)	2,760,741	(190,797)
Accumulated other comprehensive income (loss)	1,595	(369)
Total shareholders’ equity	3,211,695	194,491

Total liabilities and shareholders’ equity	$4,277,626	$227,348

*	The shares are presented on a retroactive basis to reflect the nominal share issuances.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended September 30,
	2018	2017
Net revenue
Wealth management services
Referral fees	$3,586,309	$-
Subtotal	3,586,309	-

Asset management services
Performance fees	89,594	10,849
Management fees	82,360	17,189
Subscription fees	8,500	59,671
Subtotal	180,454	87,709
Total net revenue	3,766,763	87,709

Operation cost and expenses
Selling, general and administrative expenses	248,328	246,352
Total operation cost and expenses	248,328	246,352

Income (loss) from operations	3,518,435	(158,643)

Other income	378	83

Income (loss) before income taxes provision	3,518,813	(158,560)
Income taxes provisions	567,275	-

Net income (loss)	$2,951,538	$(158,560)

Other comprehensive income (loss)
Foreign currency translation adjustment	1,964	(347)
Total comprehensive income (loss)	$2,953,502	$(158,907)

Earnings (loss) per ordinary share *
Basic and diluted	$0.590	$(0.032)

Weighted average number of ordinary shares outstanding *
Basic and diluted	5,000,000	5,000,000

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuances.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

					(Accumulated	Accumulated
				Additional	deficit)	other	Total
	Ordinary Shares		Subscription	paid	retained	comprehensive	shareholders’
	Shares *	Amount	receivable	in capital	earnings	income (loss)	equity (deficit)

Balance, September 30, 2016	5,000,000	$5,000	$(5,000)	$-	$(32,237)	$(22)	$(32,259)
Capital contribution	-	-	-	385,657	-	-	385,657
Net loss	-	-	-	-	(158,560)	-	(158,560)
Foreign currency translation adjustment	-	-	-	-	-	(347)	(347)
Balance, September 30, 2017	5,000,000	$5,000	$(5,000)	$385,657	$(190,797)	$(369)	$194,491
Capital contribution	-	--	-	63,702	-	-	63,702
Net income	-	--	-	-	2,951,538	-	2,951,538
Foreign currency translation adjustment	-	--	-	-	-	1,964	1,964
Balance, September 30, 2018	5,000,000	$5,000	$(5,000)	$449,359	$2,760,741	$1,595	$3,211,695

*	The shares are presented on a retroactive basis to reflect the nominal share issuances.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30
	2018	2017
Cash flows from operating activities
Net income (loss)	$2,951,538	$(158,560)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred tax benefit	(10,351)	-
Changes in assets and liabilities:
Accounts receivable	(396,272)	(13,258)
Amounts due from related parties	(3,028,422)	(7,760)
Prepaid expenses and other assets	(316,793)	(68,923)
Amounts due to related parties	365,234	(3,136)
Tax payable	578,003	-
Other payables and accrued liabilities	89,837	3,734
Net cash provided by (used in) operating activities	232,774	(247,903)

Cash flows from financing activities:
Proceeds from shareholder’s capital contribution	63,702	385,657
Net cash provided by financing activities	63,702	385,657

Effect of exchange rate changes on cash and cash equivalents	1,964	(347)

Net change in cash and cash equivalents	298,440	137,407

Cash and cash equivalents, beginning of the year	137,407	-
Cash and cash equivalents, end of the year	$435,847	$137,407

Supplemental cash flow information
Interest expense paid	$-	$-
Income tax paid	$-	$-

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION

Prestige Wealth Inc. (“PWI”, or the “Company”) is a limited liability company established under the laws of the Cayman Islands on October 25, 2018. It is engaged in providing wealth management services and asset management services to high net worth and ultra-high net worth individuals and enterprises through its subsidiaries.

Prestige Private Wealth Management Limited (“PPWM”), which was 100% owned by PWI, was incorporated in British Virgin Islands on May 23, 2014, and is engaged in providing wealth management services for referral fees.

Prestige Wealth Management Limited (“PWM”) is a wholly owned subsidiary of PPWM. It was established on January 26, 2015 in Hong Kong, and provides wealth management services to third parties.

Prestige Asset International Inc. (“PAI”) was incorporated in British Virgin Islands on December 4, 2015 and was 100% owned by PWI.

Prestige Asset Management Limited (“PAM”) is a wholly-owned subsidiary of PAI. It was established in accordance with laws and regulations of Hong Kong on December 14, 2015, and serves as investment advisor and provides investment advisory services to third parties with respect to identifying suitable target investment projects that fit the specific investment needs of investors.

Prestige Global Asset Management Limited (“PGAM”) is a wholly-owned subsidiary of PAI. It was established on June 8, 2016 under the laws of the Cayman Islands, and provides asset management services by managing various investment portfolios for high net worth and ultra-high net worth individuals and enterprises.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization on December 27, 2018, and became the ultimate holding company of PPWM, PWM, PAI, PAM and PGAM, which were all controlled by the same shareholders. The Company together with its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the reorganization is considered under common control and was accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying.

Group chart of the Company after reorganization is set out below:

Details of the subsidiaries of the Company after reorganization are set out below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
PPWM	May 23, 2014	British Virgin Islands	100%	Wealth management service provider
PWM	January 26, 2015	Hong Kong	Wholly owned subsidiary of PPWM	Wealth management service provider
PAI	December 4, 2015	British Virgin Islands	100%	Inactive
PAM	December 14, 2015	Hong Kong	Wholly owned subsidiary of PAI	Investment advisor
PGAM	June 8, 2016	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of all the subsidiaries of the Company. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: govern the financial and operating policies; appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. After evaluating the impact of the above guidance, the Company determined that there was no investment fund that should be consolidated as of September 30, 2018 and 2017.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Fair value measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, other receivables, other payable and accrued liabilities, based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Cash and cash equivalents

Cash and cash equivalents consist of the Company’s demand deposit placed with financial institutions.

Accounts receivable

Accounts receivable represented amounts due from the Company’s customers from whom the Company generates revenues and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and existing economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance was required as of September 30, 2018 and 2017.

Prepaid expenses and other assets

Prepaid expenses and other assets are comprised of other receivables and prepaid expenses, including prepaid audit fee, prepaid staff insurance, the payment of legal fee and administration fee on behalf of the funds. The Company reviews other receivables on a regular basis and also makes specific allowance if there is strong evidence indicating that other receivables is likely to be unrecoverable. Other receivables balances are written off after all collection efforts have been exhausted. No allowance was required as of September 30, 2018 and 2017.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

Revenues primarily consist of referral fees, performance fees, management fees, and subscription fees.

Revenue is recognized when all of the following conditions are met for each deliverable: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured.

Revenue recognition policies for each type of service are discussed as follows:

Referral fees

The Company derives revenue primarily at the time when a client subscribes to wealth management products through the use of brokers the Company works with, such client has paid premiums and the applicable free-look period has elapsed. The Company is then entitled to receive referral fees paid directly by the brokers; the referral fees are computed as a percentage of the first year premiums and renewal premiums to be paid by the clients.

Revenue on first year premiums is recognized when a client subscribes to wealth management products through the use of brokers the Company works with, such client has paid the requisite premiums and the applicable free-look period has expired. Revenue on renewal premiums is recognized on the renewal date, when renewal premiums are due.

Referral fees were $3,586,309 and $nil for the years ended September 30, 2018 and 2017, respectively.

Performance fees

The Company is entitled to receive a performance fee based on the extent by which the funds’ investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value before performance fees has reached a new water mark, the Company is entitled to obtain 10% to 13.5% of the incremental portion; the performance fee is calculated based upon the high-water mark for each quarter, this fee is required to be paid to the Company on a quarterly basis and is nonrefundable.

The Company recognizes revenues when the performance fee was accrued reasonably practicable as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each quarter.

Performance fees were $89,594 and $10,849 for the years ended September 30, 2018 and 2017, respectively.

Management fees

The Company is entitled to receive a management fee of one-twelfth of 0.8% to 1.5% of the net asset value attributable to client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis, and it is nonrefundable.

The management fee will be payable in U.S. dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each month and recognized as revenue after the related services are rendered in accordance with the private placement memorandum.

Management fees were $82,360 and $17,189 for the years ended September 30, 2018 and 2017, respectively.

Subscription fees

Subscription fees are earned by the Company primarily at the beginning of the subscription period for most of the funds when applicable. Subscription fee is a one-off nonrefundable charge.

The Company recognizes revenues when the investment funds are successfully established and the subscription fee is payable to the Company after the investor has completed the initial investment.

Subscription fees were $8,500 and $59,671 for the years ended September 30, 2018 and 2017, respectively.

Operation cost and expenses

Operation cost and expenses are recorded on the accrual basis, which mainly include wages, rentals and other operating expenses, such as administrative expenses, bank charges, accounting and audit fees. Operation cost and expenses were $248,328 and $246,352 for the years ended September 30, 2018 and 2017, respectively.

Income tax

The Company accounts for income taxes in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets is for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of September 30, 2018 and 2017, the Company recorded valuation allowance of $36,361 and $36,445, respectively. Current income taxes is provided for in accordance with the laws of the relevant taxing authorities.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2018 and 2017, and there were no uncertain tax positions as of September 30, 2018 and 2017. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Company’s net income (loss) and other comprehensive income (loss). The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments, net of the income tax effect.

Functional currency and foreign currency translation and transactions

The Company’s reporting currency is the U.S. dollar (“US$”). The functional currency of PPWM, PWM and PAM is Hong Kong dollar, while the functional currency of PGAM and PAI is U.S. dollar. In the consolidated financial statements, the financial information of the Company’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on each balance sheet date, while equity amounts are translated at historical exchange rates, except for changes in retained earnings (accumulated deficit) during the year which is the result of income statement translation process, and revenues, expenses, gains and losses are translated using the average exchange rates during each of the years. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss). The exchange rates as of September 30, 2018 and September 30, 2017 are 7.8280 and 7.8100, respectively. The average exchange rates for the years ended September 30, 2018 and 2017 are 7.8332 and 7.7817, respectively.

Earnings per share

Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There is no dilutive effect for the years ended September 30, 2018 and 2017.

Recent accounting developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Therefore, the Company will not be subject to the same new or revised accounting standards as public companies that are not EGCs. The Company anticipates adopting this new guidance on October 1, 2019, and will apply a modified retrospective method. The Company is currently evaluating the impact the adoption of this guidance may have on its financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. It also impacts the presentation and disclosure requirements for financial instruments. It is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, while for EGCs the amendment will become effective for fiscal years beginning after December 15, 2018. Early adoption is permitted only for certain provisions. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018. For EGCs, the amendments in ASU 2016-02 will become effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 and No. 2018-11, Leases (ASC 842). ASU 2018-10 provides narrow amendments that clarify how to apply certain aspects of the guidance in ASU 2016-02. ASU 2018-11 provides entities with an option of an additional transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. It also provides lessors an option to not separate lease and non-lease components when certain criteria are met. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, while for EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments Take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, for EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05, Income Taxes (Topic 740) – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 – the date on which the Tax Act was signed into law. The Company does not expect that adopting this guidance will have any material impacts on its financial statements as the Company does not have any US entities nor US operations.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Note 3 CONCENTRATIONS

Credit risk

Credit risk is the risk that an issuer or counterparty will be unable or unwilling to meet a commitment (including the payment of amounts arising from derivative contracts) in full when due, that the issuer or counterparty have entered into with the Company. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The bank accounts are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of September 30, 2018 and 2017, $435,847 and $137,407 were deposited in banks located in Hong Kong.

Concentration risk

For the year ended September 30, 2018, two customers accounted for 76.93% and 17.93% of the Company’s revenues, respectively. For the year ended September 30, 2017, two customers accounted for 56.68% and 43.32% of the Company’s revenues, respectively. As of September 30, 2018, two customers accounted for 87.03% and 12.66% of the Company’s accounts receivable balances. As of September 30, 2017, two customers accounted for 83.61% and 16.39% of the Company’s accounts receivable balances.

Note 4 ACCOUNTS RECEIVABLE

Accounts receivable consist of the following items:

	September 30, 2018	September 30, 2017
Referral fees	$356,413	$-
Performance fees	40,000	6,178
Management fees	13,117	6,080
Subscription fees	-	1,000
Total	$409,530	$13,258

All accounts receivables are non-interest bearing, with aging within 2 months.

Note 5 PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following items:

	September 30, 2018	September 30, 2017
Fund advance payment(1)	$263,608	$67,231
Prepaid audit fee	119,859	-
Prepaid legal fee	2,157	1,193
Others	92	499
Total	$385,716	$68,923

(1)	The balance as of September 30, 2018 and 2017 mainly comprised of the legal fees and the management fees, which were paid on behalf of the funds.

Note 6 OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following items:

	September 30, 2018	September 30, 2017
Service fee payable	$86,072	$-
Accrued payroll	6,464	-
Mandatory provident fund payable	996	1,313
Accrued miscellaneous expense	39	2,421
Total	$93,571	$3,734

Note 7 TAXATION

The Company and its subsidiaries file tax returns separately.

1) Income tax

The Company is a Cayman Islands exempted company and currently conducts operations primarily through subsidiaries in Hong Kong.

The Cayman Islands

The Company and PGAM are incorporated in the Cayman Islands and the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but are otherwise not a party to any other double tax treaties.

British Virgin Islands

PPWM and PAI are subsidiaries of the Company incorporated in the British Virgin Islands (BVI). There is no income or other tax in the British Virgin Islands imposed by withholding or otherwise on any payment to be made to or by the subsidiary incorporated in the British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. The Company’s subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in its fiscal year 2019. All the Hong Kong subsidiaries that are not entitled to any tax holiday were previously subject to income tax at a rate of 16.5%. The Company’s subsidiaries, PWM and PAM, in Hong Kong did not have assessable profits that were derived in Hong Kong for the fiscal years ended September 30, 2018 and 2017. Therefore, no Hong Kong profit tax has been provided for the fiscal years ended September 30, 2018 and 2017. PPWM, the Company’s BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong.

The components of the income taxes provision are:

	For the years ended September 30,
	2018	2017
Current	$577,619	$-
Deferred	(10,344)	-
Total income taxes provision	$567,275	$-

According to tax regulations, net operating losses can be carried forward to offset operating income indefinitely.

Significant components of deferred tax assets were as follows:

	September 30, 2018	September 30, 2017
Deferred tax assets
Net operating loss carried forward(1)	$46,712	$36,445
Total deferred tax assets	46,712	36,445
Valuation allowance	(36,361)	(36,445)
Deferred tax asset, net	$10,351	-

(1)	The Company had net operating loss carry-forwards of $284,463 and $221,774 from its Hong Kong subsidiaries operations as of September 30, 2018 and 2017, respectively, which are available to reduce future taxable income, and all of these losses can be carried forward indefinitely. The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. As of September 30, 2018 and 2017, the valuation allowance is $36,361 and $36,445, respectively.

The movement of valuation allowance is as follows:

	For the years ended September 30,
	2018	2017
Balance at beginning of the year	$36,445	$5,323
Current year addition	-	31,160
Current year reversal	-	-
Exchange rate effect	(84)	(38)
Balance at end of the year	$36,361	$36,445

Reconciliation between the Hong Kong statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the years ended September 30,
	2018	2017
Income (loss) before income taxes provision	$3,518,813	$(158,560)
Income tax statutory rate	16.5%	16.5%
Income tax expense (benefit) at statutory tax rate	580,604	(26,162)
Reconciling items:
Effect of tax-exempt for subsidiaries incorporated in Cayman Islands	(13,245)	(4,960)
Effect of change in valuation allowance	(84)	31,122
Income tax expense (benefit)	567,275	-
Effective income tax rate	16.12%	-

Note 8 RELATED PARTIES BALANCES AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Chi Tak Sze, the controlling shareholder and one of the directors of the Company.
(b)	Ms. Xinyu Zhao, spouse of Mr. Chi Tak Sze.
(c)	Mr. Hongtao Shi, the Chief Executive Officer and Chairman of the Company.
(d)	Mr. Ngat Wong, the Chief Operating Officer of the Company.
(e)	Prestige Securities Limited, an entity controlled by Mr. Chi Tak Sze.
(f)	Prestige Financial Holdings Group Limited, a holding company controlled by Mr. Chi Tak Sze.

Amounts due from related parties

The balances of amount due from related parties were as follows:

	September 30, 2018	September 30, 2017
Ms. Xinyu Zhao (1)	$2,993,980	$-
Prestige Financial Holdings Group Limited (2)	39,583	7,760
Prestige Securities Limited (3)	2,619	-
Total	$3,036,182	$7,760

(1)	In November 2017, the Company started to generate revenues from its wealth management services operation in Hong Kong. In light of the small scale of the business at inception and the considerable amount of formalities and time required to open a corporate bank account, the individual bank account of Ms. Xinyu Zhao was used to collect referral fees earned by the Company. In August 2018, the Company opened its corporate bank account in Hong Kong for its wealth management services and immediately ceased using Ms. Zhao’s individual bank account to collect referral fees. As a result of this lack of corporate bank account specific to the wealth management services, any referral fees earned by the Company during the period from November 2017 to August 2018 were received in Ms. Zhao’s personal bank account and the Company had amounts due from Ms. Zhao in the amount of $2,993,980 as of September 30, 2018. Balance due from Ms. Zhao does not bear interest and is due upon demand. Pursuant to an acknowledgement letter executed by Ms. Zhao dated December 31, 2018 and a revised acknowledgement letter executed by Ms. Zhao dated January 31, 2019, the unpaid balance was expected to be paid off in full no later than May 15, 2019. As of May 8, 2019, Ms. Zhao has fully repaid the outstanding balance to the Company. Notwithstanding Ms. Zhao’s repayment in full of the unreturned amounts owed to the Company, the existence of such indebtedness by Ms. Zhao, the spouse of the Company’s director Mr. Sze, until the full repayment in May 8, 2019, may be deemed a personal loan given by the Company to a director (including loans extended to, or other arrangements made with, immediate family members of directors or officers).

(2)	The balance as of September 30, 2018 and 2017 mainly represented the payment of salary and the mandatory provident funds on behalf of Prestige Financial Holdings Group Limited.

(3)	The balance as of September 30, 2018 mainly represented the payment of salary and the mandatory provident funds on behalf of Prestige Securities Limited.

Amounts due to related parties

The balances of amount due to related parties were as following:

	September 30, 2018	September 30, 2017
Mr. Chi Tak Sze (1)	$166,474	$-
Ms. Xinyu Zhao (2)	173,712	-
Prestige Securities Limited (3)	32,113	29,123
Mr. Ngat Wong (4)	22,058	-
Total	$394,357	$29,123

(1)	The balance as of September 30, 2018 represented the fund transferred from the shareholder for operation purpose. These amounts were not interest bearing and are due on demand.

(2)	The balance as of September 30, 2018 mainly represented the payment of salary to employees on behalf of the Company as well as the transfer from the shareholder for operational purposes.

(3)	The balance mainly represented the payment of salary, legal fee on behalf of the Company and the rental payable.

(4)	The balance as of September 30, 2018 represented the transfer for operational purposes.

Related party transactions

The details of the related party transactions were as follows:

	For the years ended September 30,
	2018	2017
Rental expenses incurred by renting from Prestige Securities Limited (1)	$(30,638)	$(14,136)
Salary and legal fee paid by Prestige Securities Limited on behalf of the Company	-	(14,142)
Salary and miscellaneous expense paid by Ms. Xinyu Zhao on behalf of the Company	(46,019)	-
Fund transferred from Mr. Ngat Wong for operation purpose	(22,058)	-
Fund transferred from Mr. Chi Tak Sze for operation purpose	(166,474)	-
Fund transferred from Ms. Xinyu Zhao for operation purpose	(383,240)	-
Repayment of salary to Prestige Securities Limited	-	31,135
Salary and miscellaneous expense paid by the Company on behalf of Prestige Securities Limited	11,072	-
Salary paid by the Company on behalf of Prestige Financial Holdings Group Limited	31,842	7,760
Referral fee collected by Ms. Xinyu Zhao on behalf of the Company	3,249,528	-

(1)	Prestige Securities Limited is an entity controlled by Mr. Chi Tak Sze. The Company leases the office premises from Prestige Securities Limited under non-cancelable operating leases with an expiration date on July 31, 2021. The monthly rental expense is HKD 20,000.

Note 9 COMMITMENTS AND CONTINGENCIES

Operating leases commitments

Minimum future commitments under non-cancelable operating lease agreements as of September 30, 2018 are follows:

Years Ending September 30,	Lease Commitment
2019	$30,659
2020	30,659
2021	25,549
Total	$86,867

Rental expenses for the years ended September 30, 2018 and 2017 were $30,638 and $14,136, respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

The Company has no significant pending litigation as of September 30, 2018.

Note 10 SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s assets are substantially all located in Hong Kong and substantially all of the Company’s revenue and expense are derived from Hong Kong. Therefore, no geographical segments are presented.

Note 11 SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of September 30, 2018 and 2017 were presented after giving retroactive effect to the reorganization of the Company that was completed on December 27, 2018. Immediately before and after reorganization, the Company, together with its subsidiaries, PPWM, PWM, PAI, PAM and PGAM were effectively controlled by the same shareholders; therefore, for accounting purpose, the reorganization was accounted for as a recapitalization.

The Company was established under the laws of the Cayman Islands on October 25, 2018. The authorized number of ordinary shares is 10,000,000 shares with par value of $0.001 each. As of the date of the financial statements, 5,000,000 ordinary shares were issued at par value, equivalent to a share capital of $5,000. The shares are presented on a retroactive basis to reflect the nominal share issuances. Please see Note 12 to the consolidated financial statements for additional information related to the nominal share issuances.

Note 12 NOMINAL SHARE ISSUANCES

On October 25, 2018, the Company issued 1,000,000 ordinary shares to Prestige Financial Holdings Group Limited, the Company’s controlling shareholder, at a par value of $0.001 per share with total consideration of $1,000. On November 20, 2018, the Company issued an additional 3,000,000 ordinary shares to Prestige Financial Holdings Group Limited, at a par value of $0.001 per share with total consideration of $3,000. On December 27, 2018, the Company issued an aggregate of 1,000,000 ordinary shares, at a par value of $0.001 per share with total consideration of $1,000, pro-rata to the shareholders of the Company as of such date. In accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 4, these nominal share issuances were accounted for as stock splits and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented.

Note 13 ADDITIONAL PAID IN CAPITAL

As of September 30, 2018 and 2017, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

The shareholder of the Company made capital contribution of $63,702 and $385,657 to PAM for the years ended September 30, 2018 and 2017, respectively.

Note 14 SUBSEQUENT EVENT

The Company does not identify any events with material financial impact on the Company’s consolidated financial statements except those disclosed in Note 1 – Reorganization.

PRESTIGE WEALTH INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2019	September 30, 2018
	(Unaudited)
ASSETS
Cash and cash equivalents	$222,101	$435,847
Accounts receivable	665,446	409,530
Amounts due from related parties	2,559,978	3,036,182
Prepaid expenses and other assets	995,020	385,716
Deferred tax assets	-	10,351
Total assets	$4,442,545	$4,277,626

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Tax payable	$632,321	$578,003
Amounts due to related parties	-	394,357
Other payables and accrued liabilities	24,397	93,571
Total liabilities	656,718	1,065,931

Shareholders’ equity
Ordinary share ($0.001 par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding as of March 31, 2019 and September 30, 2018) *	5,000	5,000
Subscription receivable	(5,000)	(5,000)
Additional paid in capital	449,359	449,359
Retained earnings	3,335,901	2,760,741
Accumulated other comprehensive income	567	1,595
Total shareholders’ equity	3,785,827	3,211,695

Total liabilities and shareholders’ equity	$4,442,545	$4,277,626

* The shares are presented on a retroactive basis to reflect the nominal share issuances.

See notes to the unaudited condensed consolidated financial statements

PRESTIGE WEALTH INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended March 31,
	2019	2018
	Unaudited	Unaudited
Net revenue
Wealth management services
Referral fees	$168,885	$2,765,777
Subtotal	168,885	2,765,777

Asset management services
Advisory service fees	585,000	-
Performance fees	10,597	49,594
Management fees	38,991	39,525
Subscription fees	-	8,500
Subtotal	634,588	97,619
Total net revenue	803,473	2,863,396

Operation cost and expenses
Selling, general and administrative expenses	162,155	126,829
Total operation cost and expenses	162,155	126,829

Income from operations	641,318	2,736,567

Other income	92	245

Income before income taxes provision	641,410	2,736,812
Income taxes provisions	66,250	444,182

Net income	$575,160	$2,292,630

Other comprehensive loss
Foreign currency translation adjustment	(1,028)	(8,175)
Total comprehensive income	$574,132	$2,284,455

Earnings per ordinary share *
Basic and diluted	$0.115	$0.459

Weighted average number of ordinary shares outstanding *
Basic and diluted	5,000,000	5,000,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuances.

See notes to the unaudited condensed consolidated financial statements

PRESTIGE WEALTH INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
				Additional		other	Total
	Ordinary Shares		Subscription	paid	Retained	comprehensive	shareholders’
	Shares *	Amount	receivable	in capital	earnings	income	equity

Balance, September 30, 2018	5,000,000	$5,000	$(5,000)	$449,359	$2,760,741	$1,595	$3,211,695
Capital contribution	-	--	-	-	-	-	-
Net income	-	--	-	-	575,160	-	575,160
Foreign currency translation adjustment	-	--	-	-	-	(1,028)	(1,028)
Balance, March 31, 2019 (Unaudited)	5,000,000	$5,000	$(5,000)	$449,359	$3,335,901	$567	$3,785,827

*	The shares are presented on a retroactive basis to reflect the nominal share issuances.

See notes to the unaudited condensed consolidated financial statements

PRESTIGE WEALTH INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For six months ended March 31
	2019	2018
	Unaudited	Unaudited
Cash flows from operating activities
Net income	$575,160	$2,292,630
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Deferred tax benefit (expenses)	10,332	(6,072)
Changes in assets and liabilities:
Accounts receivable	(255,916)	(333,579)
Amounts due from related parties	98,169	(2,551,299)
Prepaid expenses and other assets	(25,516)	(177,584)
Amounts due to related parties	(8,698)	210,724
Tax payable	54,318	448,638
Other payables and accrued liabilities	(69,173)	97,059
Net cash provided by (used in) operating activities	378,676	(19,483)

Cash flows from financing activities:
Proceeds from shareholder’s capital contribution	-	63,702
Deferred offering cost	(583,788)	-
Net cash (used in) provided by financing activities	(583,788)	63,702

Effect of exchange rate changes on cash and cash equivalents	(8,634)	(8,353)

Net change in cash and cash equivalents	(213,746)	35,866

Cash and cash equivalents, beginning of the year	435,847	137,407
Cash and cash equivalents, end of the year	$222,101	$173,273

Supplemental cash flow information
Interest expense paid	$-	$-
Income tax paid	$-	$-

See notes to the unaudited condensed consolidated financial statements

PRESTIGE WEALTH INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION

Prestige Wealth Inc. (“PWI”, or the “Company”) is a limited liability company established under the laws of the Cayman Islands on October 25, 2018. It is engaged in providing wealth management services and asset management services to high net worth and ultra-high net worth individuals and enterprises through its subsidiaries.

Prestige Private Wealth Management Limited (“PPWM”), which was 100% owned by PWI, was incorporated in British Virgin Islands on May 23, 2014, and is engaged in providing wealth management services for the referral fees.

Prestige Wealth Management Limited (“PWM”) is a wholly owned subsidiary of PPWM. It was established on January 26, 2015 in Hong Kong, and provides wealth management services to third parties.

Prestige Asset International Inc. (“PAI”) was incorporated in British Virgin Islands on December 4, 2015 and was 100% owned by PWI.

Prestige Asset Management Limited (“PAM”) is a wholly-owned subsidiary of PAI. It was established in accordance with laws and regulations of Hong Kong on December 14, 2015, and serves as investment advisor and provides investment advisory services to third parties with respect to identifying suitable target investment projects that fit the specific investment needs of investors.

Prestige Global Asset Management Limited (“PGAM”) is a wholly-owned subsidiary of PAI. It was established on June 8, 2016 under the laws of the Cayman Islands, and provides asset management services by managing various investment portfolios for high net worth and ultra-high net worth individuals and enterprises.

Group chart of the Company after reorganization is set out below:

Details of the subsidiaries of the Company after reorganization are set out below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
PPWM	May 23, 2014	British Virgin Islands	100%	Wealth management service provider
PWM	January 26, 2015	Hong Kong	Wholly owned subsidiary of PPWM	Wealth management service provider
PAI	December 4, 2015	British Virgin Islands	100%	Inactive
PAM	December 14, 2015	Hong Kong	Wholly owned subsidiary of PAI	Investment advisor
PGAM	June 8, 2016	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of all the subsidiaries of the Company. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: govern the financial and operating policies; appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. After evaluating the impact of the above guidance, the Company determined that there was no investment fund that should be consolidated as of March 31, 2019 and September 30, 2018.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Fair value measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, other receivables, other payable and accrued liabilities, based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Cash and cash equivalents

Cash and cash equivalents consist of the Company’s demand deposit placed with financial institutions.

Accounts receivable

Accounts receivable represented amounts due from the Company’s customers and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and existing economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance was required as of March 31, 2019 and September 30, 2018.

Prepaid expenses and other assets

Prepaid expenses and other assets are comprised of other receivables and prepaid expenses, including deferred offering cost, prepaid audit fee, prepaid staff insurance, the payment of legal fee and administration fee on behalf of the funds. The Company reviews other receivables on a regular basis and also makes specific allowance if there is strong evidence indicating that other receivables is likely to be unrecoverable. Deferred offering costs consist principally of legal, auditing, consulting, industry research and printing costs in connection with the initial public offering of the Company’s ordinary shares (“IPO”). Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. Deferred offering costs as of March 31, 2019 amounted to $703,647 and were included in prepaid expenses. Other receivables balances are written off after all collection efforts have been exhausted. No allowance was required as of March 31, 2019 and September 30, 2018.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

Revenues primarily consist of advisory service fees, referral fees, performance fees, management fees, and subscription fees.

Revenue is recognized when all of the following conditions are met for each deliverable: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured.

Revenue recognition policies for each type of service are discussed as follows:

Advisory service fees

The Company acts as ongoing advisor to the client and provides a package of advisory services for a one-year period, including but not limited to, coordinating in fund structure designing, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, coordinating daily operation and setting up meetings during post-establishment period. None of the service elements are essential or significant in value to the other service elements as all the services elements are highly integrated in order to provide advisory service along the client’s fund’s establishing and operating period. The Company charges a fixed annual fee for acting as an ongoing advisor and recognizes revenue over the service period on a monthly basis.

The Company provides professional advisory services to clients in setting up new funds as an advisor, which includes but not limited to, coordinating in fund structure designing, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, organizing meeting. The Company provides comprehensive advisory services to the client in the fund establishment process. None of the service elements are essential or significant in value to the other service elements as all the services elements are highly integrated in order to provide advisory service along the client’s fund’s establishing and operating period. The Company charges a one-off fee for acting as a fund formation advisor and recognizes the revenues after all the services are rendered.

Advisory service fees for the six months ended March 31, 2019 was $585,000

Referral fees

The Company derives revenue primarily at the time when a client subscribes to wealth management products through the use of brokers the Company works with, such client has paid premium and the applicable free-look period has elapsed. The Company is then entitled to receive referral fees paid directly by the brokers; the referral fees are computed as a percentage of the first year premiums and renewal premiums to be paid by the clients.

Revenue on first year premiums is recognized when a client subscribes to wealth management products through the use of brokers the Company works with, such client has paid the requisite premiums and the applicable free-look period has expired. Revenue on renewal premiums is recognized on the renewal date, when renewal premiums are due.

Referral fees were $168,885 and $2,765,777 for six months ended March 31, 2019 and 2018, respectively.

Performance fees

The Company is entitled to receive a performance fee based on the extent by which the funds’ investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value before performance fees has reached a new water mark, the Company is entitled to obtain 10% to 13.5% of the incremental portion; our performance fee is calculated based upon the high-water mark for each quarter, this fee is required to be paid to the Company on a quarterly basis and is nonrefundable.

The Company recognizes revenues when the performance fee was accrued reasonably practicable as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each quarter.

Performance fees were $10,597 and $49,594 for six months ended March 31, 2019 and 2018, respectively.

Management fees

The Company is entitled to receive a management fee of one-twelfth of 0.8% to 1.5% of the net asset value attributable to client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis, and it is nonrefundable.

The management fee will be payable in U.S. dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each month and recognized as revenue after the related services are rendered in accordance with the private placement memorandum.

Management fees were $38,991 and $39,525 for six months ended March 31, 2019 and 2018, respectively.

Subscription fees

Subscription fees are earned by the Company primarily at the beginning of the subscription period for most of the funds when applicable. Subscription fee is a one-off nonrefundable charge.

The Company recognizes revenues when the investment funds are successfully established and the subscription fee is payable to the Company after the investor has completed the initial investment.

Subscription fees were $nil and $8,500 for six months ended March 31, 2019 and 2018, respectively.

Operation cost and expenses

Operation cost and expenses are recorded on the accrual basis, which mainly include wages, rentals and other operating expenses, such as administrative expenses, bank charges, accounting and audit fees. Operation cost and expenses were $162,155 and $126,829 for six months ended March 31, 2019 and 2018, respectively.

Income tax

The Company accounts for income taxes in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets is for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of March 31, 2019 and September 30, 2018, the Company recorded valuation allowance of $nil and $36,361, respectively. Current income taxes is provided for in accordance with the laws of the relevant taxing authorities.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during six months ended March 31, 2019 and 2018, and there were no uncertain tax positions as of March 31, 2019 and 2018. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Company’s net income (loss) and other comprehensive income (loss). The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments, net of the income tax effect.

Functional currency and foreign currency translation and transactions

The Company’s reporting currency is the U.S. dollar (“US$”). The functional currency of PPWM, PWM and PAM is Hong Kong dollar, while the functional currency of PGAM and PAI is U.S. dollar. In the consolidated financial statements, the financial information of the Company’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on each balance sheet date, while equity amounts are translated at historical exchange rates, except for changes in retained earnings (accumulated deficit) during the year which is the result of income statement translation process, and revenues, expenses, gains and losses are translated using the average exchange rates during each of the years. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss). The exchange rates as of March 31, 2019 and September 30, 2018 are 7.8490 and 7.8280, respectively. The average exchange rates for six months ended March 31, 2019 and 2018 are 7.8417 and 7.8208, respectively.

Earnings per share

Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There is no dilutive effect for six months ended March 31, 2019 and 2018.

Recent accounting developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Therefore, the Company will not be subject to the same new or revised accounting standards as public companies that are not EGCs. The Company anticipates adopting this new guidance on October 1, 2019, and will apply a modified retrospective method. The Company has evaluated the impact the adoption of this guidance may have on its financial statements and concluded that Topic 606 does have a material impact on the recognition of revenues from renewal premiums and, as of March 31, 2019, the amount of revenues from renewal premiums was $389,259.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. It also impacts the presentation and disclosure requirements for financial instruments. It is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, while for EGCs the amendment will become effective for fiscal years beginning after December 15, 2018. Early adoption is permitted only for certain provisions. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018. For EGCs, the amendments in ASU 2016-02 will become effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 and No. 2018-11, Leases (ASC 842). ASU 2018-10 provides narrow amendments that clarify how to apply certain aspects of the guidance in ASU 2016-02. ASU 2018-11 provides entities with an option of an additional transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. It also provides lessors an option to not separate lease and non-lease components when certain criteria are met. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, while for EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments Take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, for EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05, Income Taxes (Topic 740) – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 – the date on which the Tax Act was signed into law. The Company does not expect that adopting this guidance will have any material impacts on its financial statements as the Company does not have any U.S. entities nor U.S. operations.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Note 3 CONCENTRATIONS

Credit risk

Credit risk is the risk that an issuer or counterparty will be unable or unwilling to meet a commitment (including the payment of amounts arising from derivative contracts) in full when due, that the issuer or counterparty have entered into with the Company. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The bank accounts are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of March 31, 2019 and September 30, 2018, $222,101 and $435,847 were deposited in banks located in Hong Kong, respectively.

Concentration risk

For six months ended March 31, 2019, three customers accounted for 37.34%, 35.47% and 17.03% of the Company’s revenues, respectively. For six months ended March 31, 2018, two customers accounted for 85.29% and 10.84% of the Company’s revenues, respectively. As of March 31, 2019, two customers accounted for 45.08% and 42.83% of the Company’s accounts receivable balances, respectively. As of September 30, 2018, two customers accounted for 87.03% and 12.66% of the Company’s accounts receivable balances, respectively.

Note 4 ACCOUNTS RECEIVABLE

Accounts receivable consist of the following items:

	March 31, 2019	September 30, 2018
	Unaudited
Referral fees	$51,943	$356,413
Advisory service fees	585,000	-
Performance fees	14,887	40,000
Management fees	13,616	13,117
Total	$665,446	$409,530

All accounts receivables are non-interest bearing.

Note 5 PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following items:

	March 31, 2019	September 30, 2018
	(Unaudited)
Fund advance payment(1)	$279,288	$263,608
Prepaid audit fee	-	119,859
Deferred offering costs	703,647	-
Prepaid other fee	11,993	2,157
Others	92	92
Total	$995,020	$385,716

(1)	The balance as of March 31, 2019 and September 30, 2018 mainly comprised of the legal fees and administration fees, which were paid on behalf of the funds.

Note 6 OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following items:

	March 31, 2019	September 30, 2018
	(Unaudited)
Service fee payable	$-	$86,072
Accrued payroll	22,413	6,464
Mandatory provident fund payable	1,758	996
Accrued miscellaneous expense	226	39
Total	$24,397	$93,571

Note 7 TAXATION

The Company and its subsidiaries file tax returns separately.

1) Income tax

The Company is a Cayman Islands exempted company and currently conducts operations primarily through subsidiaries in Hong Kong.

The Cayman Islands

The Company and PGAM are incorporated in the Cayman Islands and the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but are otherwise not a party to any other double tax treaties.

British Virgin Islands

PPWM and PAI are subsidiaries of the Company incorporated in the British Virgin Islands (BVI). There is no income or other tax in the British Virgin Islands imposed by withholding or otherwise on any payment to be made to or by the subsidiary incorporated in the British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. The Company subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in its fiscal year 2019. All the Hong Kong subsidiaries that are not entitled to any tax holiday were previously subject to income tax at a rate of 16.5%. The Company’s subsidiary, PWM, in Hong Kong did not have assessable profits that were derived in Hong Kong for six months ended March 31, 2019 and 2018. Therefore, no Hong Kong profit tax has been provided for six months ended March 31, 2019 and 2018. PPWM, the Company’s BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong. PAM, the Company’s Hong Kong subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PAM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong.

The components of the income taxes provision are:

	For six months ended March 31,
	2019	2018
	(Unaudited)
Current	$55,918	$450,254
Deferred	10,332	(6,072)
Total income taxes provision	$66,250	$444,182

According to tax regulations, net operating losses can be carried forward to offset operating income indefinitely.

Significant components of deferred tax assets were as follows:

	March 31, 2019	September 30, 2018
	(Unaudited)
Deferred tax assets
Net operating loss carried forward(1)	$-	$46,712
Total deferred tax assets	-	46,712
Valuation allowance	-	(36,361)
Deferred tax asset, net	$-	10,351

(1)	The Company had net operating loss carry-forwards of $284,463 from PAM’s operation and a valuation allowance of $36,361 as of September 30, 2018. For the six months ended March 31, 2019, PAM made a positive income of $550,127 and reduced the valuation allowance to nil.

The movement of valuation allowance is as follows:

	March 31, 2019	September 30, 2018
	(Unaudited)
Balance at beginning of the period	$36,361	$36,445
Current year addition	-	-
Current year reversal	(36,298)	-
Exchange rate effect	(63)	(84)
Balance at end of the period	$-	$36,361

Reconciliation between the Hong Kong statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For six months ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
Income before income taxes provision	$641,410	$2,736,812
Income tax statutory rate	16.5%	16.5%
Income tax expense at statutory tax rate	105,833	451,574
Reconciling items:
Effect of tax-exempt for subsidiaries incorporated in Cayman Islands	(3,222)	(7,573)
Effect of change in valuation allowance	(36,361)	181
Income tax expense	66,250	444,182
Effective income tax rate	10.33%	16.23%

Note 8 RELATED PARTIES BALANCES AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Chi Tak Sze, the controlling shareholder and one of the directors of the Company.

(b)	Ms. Xinyu Zhao, spouse of Mr. Chi Tak Sze.

(c)	Mr. Hongtao Shi, the Chief Executive Officer and Chairman of the Company.

(d)	Mr. Ngat Wong, the Chief Operating Officer of the Company.

(e)	Prestige Securities Limited, an entity controlled by Mr. Chi Tak Sze.

(f)	Prestige Financial Holdings Group Limited, a holding company controlled by Mr. Chi Tak Sze.

Amounts due from related parties

The balances of amount due from related parties were as following:

	March 31, 2019	September 30, 2018
	(Unaudited)
Ms. Xinyu Zhao (1)	$2,353,794	$2,993,980
Prestige Financial Holdings Group Limited (2)	194,320	39,583
Prestige Securities Limited (3)	11,864	2,619
Total	$2,559,978	$3,036,182

(1)	In November 2017, the Company started to generate revenues from its wealth management services operation in Hong Kong. In light of the small scale of the business at inception and the considerable amount of formalities and time required to open a corporate bank account, the individual bank account of Ms. Xinyu Zhao was used to collect referral fees earned by the Company. In August 2018, the Company opened its corporate bank account in Hong Kong for its wealth management services and immediately ceased using Ms. Zhao’s individual bank account to collect referral fees. As a result of this lack of corporate bank account specific to the wealth management services, any referral fees earned by the Company during the period from November 2017 to August 2018 were received in Ms. Zhao’s personal bank account and the Company had amounts due from Ms. Zhao in the amount of $2,993,980 as of September 30, 2018. Balance due from Ms. Zhao does not bear interest and is due upon demand. Pursuant to an acknowledgement letter executed by Ms. Zhao dated December 31, 2018 and a revised acknowledgement letter executed by Ms. Zhao dated January 31, 2019, the unpaid balance was expected to be paid off in full no later than May 15, 2019. As of May 8, 2019, Ms. Zhao has fully repaid the outstanding balance to the Company. Notwithstanding Ms. Zhao’s repayment in full of the unreturned amounts owed to the Company, the existence of such indebtedness by Ms. Zhao, the spouse of the Company’s director Mr. Sze, until the full repayment in May 8, 2019, may be deemed a personal loan given by the Company to a director (including loans extended to, or other arrangements made with, immediate family members of directors or officers).

(2)	The balance as of March 31, 2019 and September 30, 2018 mainly represented the payment of salary and the mandatory provident funds on behalf of Prestige Financial Holdings Group Limited and a prepayment of HKD 1 million (US$127,405) for brand promotion fee.

(3)	The balance as of March 31, 2019 mainly represented the prepayment of rent to Prestige Securities Limited.

Amounts due to related parties

The balances of amount due to related parties were as following:

	March 31, 2019	September 30, 2018
	(Unaudited)
Mr. Chi Tak Sze (1)	$-	$166,474
Ms. Xinyu Zhao (2)	-	173,712
Prestige Securities Limited (3)	-	32,113
Mr. Ngat Wong	-	22,058
Total	$-	$394,357

(1)	Amounts due to Mr. Chi Tak Sze were net off against amounts due from Ms. Xinyu Zhao so the balance as of March 31, 2019 was $nil.
(2)	Amounts due to Ms. Xinyu Zhao were net off against amounts due from the same related party so the balance as of March 31, 2019 was $nil.
(3)	Amounts due to Prestige Securities Limited were net off against amounts due from the same related party so the balance as of March 31, 2019 was $nil.

 Related party transactions

The details of the related party transactions were as follows:

	For six months ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
Rental expenses incurred by renting from Prestige Securities Limited (1)	$(15,302)	$(15,344)
Salary and miscellaneous expense paid by Ms. Xinyu Zhao on behalf of the Company	-	(29,078)
Fund transferred to Prestige Financial Holdings Group Limited	127,405	-
Fund transferred to Mr. Ngat Wong for repayment	21,999	-
Fund transferred from Mr. Chi Tak Sze for operation purpose	(38,231)	(166,475)
Fund transferred from Prestige Financial Holdings Group Limited on behalf of Ms. Xinyu Zhao for repayment	(300,069)	-
Repayment of salary to Prestige Securities Limited	-
Salary and miscellaneous expense paid by the Company on behalf of Prestige Securities Limited	-	-
Salary paid by the Company on behalf of Prestige Financial Holdings Group Limited	58,376	14,448
Referral fee collected by Ms. Xinyu Zhao on behalf of the Company	-	2,536,892

(1)	Prestige Securities Limited is an entity controlled by Mr. Chi Tak Sze. The Company leases the office premises from Prestige Securities Limited under non-cancelable operating leases with an expiration date on July 31, 2021. The monthly rental expense is HKD 20,000.

Note 9 COMMITMENTS AND CONTINGENCIES

Operating leases commitments

Minimum future commitments under non-cancelable operating lease agreements as of March 31, 2019 are follows:

Lease Commitment
(Unaudited)
Six months ending September 30, 2019	$3,822
Year ending September 30, 2020	30,577
Year ending September 30, 2021	25,481
Total	$59,880

Rental expenses for six months ended March 31, 2019 and 2018 were $15,302 and $15,344, respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

The Company has no significant pending litigation as of March 31, 2019.

Note 10 SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s assets are substantially all located in Hong Kong and substantially all of the Company’s revenue and expense are derived from Hong Kong. Therefore, no geographical segments are presented.

Note 11 SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of March 31, 2019 and September 30, 2018 were presented after giving retroactive effect to the reorganization of the Company that was completed on December 27, 2018. Immediately before and after reorganization, the Company, together with its subsidiaries, PPWM, PWM, PAI, PAM and PGAM were effectively controlled by the same shareholders; therefore, for accounting purpose, the reorganization was accounted for as a recapitalization.

The Company was established under the laws of the Cayman Islands on October 25, 2018. The authorized number of ordinary shares is 10,000,000 shares with par value of $0.001 each. As of the date of the financial statements, 5,000,000 ordinary shares were issued at par value, equivalent to a share capital of $5,000. The shares are presented on a retroactive basis to reflect the nominal share issuances. Please see Note 12 to the consolidated financial statements for additional information related to the nominal share issuances.

Note 12 NOMINAL SHARE ISSUANCES

On October 25, 2018, the Company issued 1,000,000 ordinary shares to Prestige Financial Holdings Group Limited, the Company’s controlling shareholder, at a par value of $0.001 per share with total consideration of $1,000. On November 20, 2018, the Company issued an additional 3,000,000 ordinary shares to Prestige Financial Holdings Group Limited, at a par value of $0.001 per share with total consideration of $3,000. On December 27, 2018, the Company issued an aggregate of 1,000,000 ordinary shares, at a par value of $0.001 per share with total consideration of $1,000, pro-rata to the shareholders of the Company as of such date. In accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 4, these nominal share issuances were accounted for as stock splits and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented.

Note 13 ADDITIONAL PAID IN CAPITAL

As of March 31, 2019 and September 30, 2018, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

The shareholder of the Company made capital contribution of $nil and $63,702 to PAM for six months ended March 31, 2019 and September 30, 2018, respectively.

Note 14 SUBSEQUENT EVENT

In Jan 2019, the Company made a prepayment of HKD 1,000,000 ($127,405) to Prestige Financial Holdings Group Limited for brand promotion. However, after the prepayment, Prestige Financial Holdings Group Limited did not have any promotion activities. Prestige Financial Holdings Group Limited refunded the HKD 1,000,000 ($127,405) to the Company on July 3, 2019.

In May 2019, the Company made a payment of HKD 16,000,000 ($2,038,996) to a potential acquisition target company as intention advance payment. After the payment, during the due diligence and negotiation process conducted by the Company, the Company had measured that the potential transaction did not completely meet its initial expectation; the Company decided to cancel the potential transaction. According to the agreement by both parties, the payment of HKD 16,000,000 ($2,038,996) would be refunded to the Company no later than the end of September 2019.

[●] Ordinary Shares

Prestige Wealth Inc.

Prospectus dated [●], 2019

The Benchmark Company	Axiom Capital Management, Inc.

Joint Book Running Managers

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against any and all expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. Additionally, we will agree to advance all expenses that may be reasonably incurred in advance upon submission of a proper written request.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

On October 25, 2018, the Company issued 999,999 Ordinary Shares to Prestige Financial Holdings Group Limited and one share to Sharon Pieson (which share was in turn transferred to Prestige Financial Holdings Group Limited on the same date) for an aggregate consideration of $1,000 in a private transaction.

On November 20, 2018, pursuant to a contribution agreement dated of the same day, we issued 3,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited as consideration for the Company’s purchase of the 100% issued shares of PPWM.

On December 27, 2018, pursuant to a share exchange agreement dated on the even date, we issued an aggregate of 1,000,000 Ordinary Shares to shareholders of PAI, with 906,582 Ordinary Shares to Prestige Financial Holdings Group Limited, 40,870 Ordinary Shares to Kington International Holdings Limited, 23,355 Ordinary Shares to Ensight Holdings Limited, and 29,193 Ordinary Shares to Pikachu Holdings Limited, as consideration for the Company’s purchase of the 100% issued shares of PAI.

We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [●], 2019.

Prestige Wealth Inc.

By:
Hongtao Shi
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer, Director	[●], 2019
Name: Hongtao Shi	(Principal Executive Officer)

	Chief Financial Officer	[●], 2019
Name: Xiao Chen	(Principal Accounting and Financial Officer)

	Director	[●], 2019
Name: Chi Tak Sze

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [●] 2019.

Hunter Taubman Fischer & Li LLC

By:
Name: Ying Li
Title: Partner and Member

EXHIBIT INDEX

Description
1.1	Form of Underwriting Agreement**

3.1	Form of Amended and Restated Memorandum of Association***

3.2	Form of Amended and Restated Articles of Association***

4.1	Specimen Certificate for Ordinary Shares**

5.1	Opinion of Conyers Dill & Pearman regarding the validity of the Ordinary Shares being registered**

5.2	Opinion of Hunter Taubman Fischer & Li LLC regarding the legality of the underwriters’ warrants**

8.1	Opinion of Miao & Co. regarding certain Hong Kong tax matters (included in Exhibit 99.2)**

10.1	Form of Employment Agreement by and between executive officers and the Registrant***

10.2	Form of Indemnification Agreement with the Registrant’s directors and officers*

10.3	Rental Agreement dated July 15, 2018, by and between Prestige Securities Limited and Prestige Asset Management Limited***

10.4	Rental Agreement dated July 15, 2018, by and between Prestige Securities Limited and Prestige Wealth Management Limited***

10.5	Form of Prestige Global Allocation Fund Subscription Agreement***

10.6	Form of Prestige Global Fund SPC Subscription Agreement***

10.7	Investment Management Agreement dated June 15, 2016, by and between Prestige Global Fund SPC (acting for and on behalf of Prestige Global Fund SP1) and Prestige Global Asset Management Limited***

10.8	Private Placement Memorandum of Prestige Global Allocation Fund dated March 27, 2017***

10.9	Private Placement Memorandum of Prestige Global Fund SPC dated November 28, 2016***

10.10	Prestige Quantitative Opportunities Fund I SP Supplement dated February 1, 2017***

10.11	Investment Advisory Agreement dated June 15, 2016, by and between Prestige Global Asset Management Limited and Prestige Asset Management Limited in respect of Prestige Global Fund SPC*

10.12	Management Agreement dated February 8, 2017, by and between Prestige Global Allocation Fund and Prestige Global Asset Management Limited*

10.13	Investment Advisory Agreement dated February 21, 2017, by and between Prestige Global Asset Management Limited and Prestige Asset Management Limited, in respect of Prestige Global Allocation Fund***

10.14	Acknowledgement Letter dated December 31, 2018 by Ms. Zhao***

10.15	Acknowledgement Letter dated January 31, 2019 by Ms. Zhao***

10.16	Referral Service Agreement with Blue Ocean Wealth Management (Hong Kong) Limited***

21.1	Subsidiaries***

23.1	Consent of Marcum Bernstein & Pinchuk LLP**

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)**

23.3	Consent of Miao & Co. (included in Exhibit 99.2)**

23.4	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)**

99.1	Code of Business Conduct and Ethics of the Registrant*

99.2	Opinion of Miao & Co., Hong Kong counsel to the Registrant, regarding certain Hong Kong law matters**

99.3	Consent of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.**

99.4	Consent of Independent Director Nominee H. David Sherman*

99.5	Consent of Independent Director Nominee Adam (Xin) He*

*	Filed herewith.
**	To be filed by amendment.
***	Filed previously.